QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on May 26, 2006

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Delaware	5370	65-0626400
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Neff Corp.
3750 N.W. 87th Avenue, Suite 400
Miami, FL 33178
(305) 513-3350
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Mark Irion
Chief Financial Officer
Neff Corp.
3750 N.W. 87th Avenue, Suite 400
Miami, FL 33178
(305) 513-3350
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Dennis D. Lamont, Esq. Latham & Watkins LLP 885 Third Avenue, Suite 1000 New York, New York 10022 (212) 906-1200	Kris F. Heinzelman, Esq. Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, NY 10019 (212) 474-1000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(a)(b)	Amount of Registration Fee

Common stock, $0.01 par value	$345,000,000	$36,915

(a)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) promulgated under the Securities Act of 1933.
(b)
Including shares of common stock which may be purchased by the underwriters to cover over-allotments, if any.

        The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 26, 2006

                     Shares

Neff Corp.
Common Stock

        Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $               and $               per share. We will apply to list our common stock on The Nasdaq National Market under the symbol "NEFF."

        We are selling               shares of common stock, and the selling stockholders are selling              shares of common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

        The underwriters have an option to purchase a maximum of               additional shares from us and       additional shares from the selling stockholders to cover over-allotments of shares.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 11.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Neff Corp.	Proceeds to Selling Stockholders
Per Share	$	$	$	$
Total	$	$	$	$

        Delivery of the shares of common stock will be made on or about                            , 2006.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	UBS Investment Bank	CIBC World Markets
Robert W. Baird & Co.	William Blair & Company

The date of this prospectus is                            , 2006.

NEFF RENTAL BRANCHES
VALLEY RENTS & READY MIX
Acquired May 2006

Neff Rental Fleet Composition

Earthmoving: 49.1%

Material Handling: 19.1%

Aerial: 11.8%

Trucks: 7.1%

Other Equipment: 12.9%

Note: Percentages represent percentage of total rental fleet (based on original cost) as of March 31, 2006.

        You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Dealer Prospectus Delivery Obligation

        Until                        , 2006 (25 days after the commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

        This summary highlights information about this offering and our business. It does not contain all of the information that may be important to you. You should read this entire prospectus and should consider, among other things, the matters set forth under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes thereto appearing elsewhere in the prospectus. Except as otherwise stated or required by the context, references in this prospectus to the "Company," "we," "us" and "our" refer to Neff Corp. and its subsidiaries, excluding Valley Rents and Ready Mix, Inc. See "Business—Our History."

Our Company

        We are one of the largest equipment rental companies in the United States. Through our 63 branches, located primarily in the sunbelt states, we rent a broad variety of construction and industrial equipment, including earthmoving, material handling, aerial, compaction and related equipment. We believe what differentiates us from many of our competitors is that we have a particular focus on renting earthmoving equipment, which comprises approximately 50% of the total original equipment cost of our rental fleet. Our target customer base consists of mid-sized, regional and local non-residential construction firms, which we believe value our high level of service and equipment reliability standards. During 2005, we served over 20,000 customers and generated 82.2% of our revenues from equipment rentals, 13.0% of our revenues from the sale of used and new equipment and 4.8% of our revenues from the sale of parts, supplies and related maintenance. As of March 31, 2006, our rental fleet consisted of 12,453 major pieces of equipment with a total original cost of approximately $498.5 million. From 2002 through 2005, we increased total revenues at a compounded annual growth rate of 13.4%.

        Our strategy is to focus on geographic markets that we believe feature favorable demographic trends, high levels of employment growth and strong construction activity. Our branches are organized into operating clusters in five geographic regions in the United States: Florida, Atlantic, Southeastern, Central and Western. This clustering strategy enables us to establish a strong local presence and to transfer equipment efficiently between branches in order to optimize utilization and profitability and better manage our capital expenditures. We believe that our regional operating strategy, targeted customer focus and differentiated focus on earthmoving equipment, along with the breadth and quality of our rental equipment fleet, provide us with significant competitive advantages that help us to generate attractive revenue growth and strong EBITDA margins compared to our peers.

Industry Overview

        Our business is driven by a broad range of economic factors including trends in U.S. non-residential construction spending. The current and expected trend in such spending supports a positive outlook for demand for construction equipment. According to the U.S. Census Bureau, non-residential construction activity increased to an annual rate of $487.1 billion in 2005, representing an increase of 6.4% from 2004. McGraw-Hill Construction, a leading industry research source, projects that total U.S. non-residential construction spending will grow by 7.8% and 6.1% in 2006 and 2007, respectively. We believe that these improving non-residential construction trends will result in increased demand for rental equipment.

        We believe demand for rental equipment is also increasing due to an ongoing secular shift in the U.S. construction market towards reliance on rental of equipment as opposed to ownership. According to the American Rental Association and Rental Equipment Register, rental equipment was approximately 30-40% of the total U.S. construction equipment market in 2005, as compared to 5-10% in 1991. Partly as a result of this increase, the U.S. equipment rental industry grew from approximately $6.6 billion in annual revenues in 1990 to an estimated $31.1 billion in 2005, representing a compounded annual growth rate of approximately 10.9%, according to the same sources. Furthermore, we believe that this secular shift will increase demand for the rental of earthmoving equipment to a greater extent than certain other categories of rental equipment.

        We believe that the secular shift described above is driven by construction and industrial firms increasingly recognizing the many advantages of renting equipment rather than owning. Renting allows them to:

  •
  avoid large capital investment in equipment;

  •
  supplement owned equipment;

  •
  obtain equipment on an as-needed basis;

  •
  minimize costs resulting from idle equipment;

  •
  reduce storage and maintenance costs;

  •
  reduce depreciation charges; and

  •
  access a broad selection of equipment and current technology.

Our Business Strengths

        We believe our business has the following strengths:

        Emphasis on Rental Services Operating Model.    We have strategically positioned our business model to focus on generating revenues from renting rather than selling equipment. Rental revenues, which have increased in each of the last four years, accounted for approximately 82.2% of our total revenues during 2005. We believe our emphasis on rental services provides a competitive advantage that helps us to generate recurring revenues and achieve high EBITDA and operating margins.

        Regional Focus on Rapidly Growing Markets with Favorable Demographics.    Our branches are primarily located in the sunbelt states. F.W. Dodge, a leading industry research source, projects that non-residential construction activity in the regions we serve generally will exceed the North American averages for at least the next three years, driven in part by the favorable demographic trends in these markets. Our locations also benefit from favorable climate conditions that facilitate year-round construction activity and reduce seasonality in our business. In addition, by clustering our operations in select regions and concentrating our branches in strategic markets within those regions, we have established a strong local presence and developed brand awareness. We also believe that we benefit from diversification, with 63 branches in 14 states, which reduces our dependence on construction activity in any single market.

        High Quality Fleet Focused on Earthmoving Equipment.    We offer our customers a broad line of construction and industrial equipment with a focus on the earthmoving category. We believe the rental market for earthmoving equipment in recent years has been less susceptible to competitive pricing pressure compared to other categories of construction equipment. We believe that this is largely because of the higher service requirements for earthmoving equipment and the fact that many of our competitors are less focused on earthmoving equipment. As of March 31, 2006, we had 4,565 major pieces of earthmoving equipment, accounting for 49.1% of the total original equipment cost of our rental fleet. Our rigorous maintenance and repair program enables us to maximize the useful rental life of our fleet and results in a higher ultimate resale value. We supplement our maintenance program with ongoing capital investment in new equipment and regular sales of used equipment in order to optimize our fleet mix and age. Our fleet includes the latest models from leading branded original equipment manufacturers, or OEMs, including John Deere, Kobelco, Case New Holland and Ingersoll-Rand, among others.

        Strong Customer Relationships.    We believe our target customer group of mid-sized, regional and local construction firms value our high level of service and our equipment reliability standards. We also believe that we have forged strong relationships with our customers through our local presence and commitment to superior service at all levels of our organization. We spend significant time and resources to train all key personnel to deliver high-quality customer service in every client interaction by providing solutions, delivering well-maintained equipment and being responsive in the field. The ability to respond to customer needs and service calls in a timely manner is critical to our customers, who depend on the availability of reliable equipment in order to complete construction projects on schedule. In addition, many of our local and regional managers have worked for us for many years and have developed strong local relationships with these customers in their markets. We believe our commitment to customer service improves the utilization of our equipment and helps us realize premium rates.

        Disciplined Sales Culture Leveraging Advanced Information Technology.    In order to better serve our customers, we developed a customer relationship management, or CRM, system, that enables us to manage our business more effectively and to be proactive when providing service to our existing customers and to potential new customers. We use our CRM system at all levels of our organization from our sales force to our senior management to identify and pursue sales leads and pricing opportunities. As part of this system, our sales force is automatically updated on all new construction activity within their territories as well as the names and contact information of the key contractors. As a result, our branch managers and regional vice presidents are better able to make informed decisions and respond quickly to changing market conditions. Our CRM system enables our senior management to efficiently monitor our sales force contact lists and customer call frequency. We believe that our CRM system is a competitive advantage that has resulted in greater sales coordination, increased corporate control over customer account information and improved rental margins.

        Strong Return on Fleet Investment.    Our geographic clustering strategy, strong customer relationships and advanced CRM system, in combination with our focus on controlling costs and adhering to a disciplined capital expenditure strategy, has helped us to generate what we believe are industry-leading returns on our fleet investment. We base our fleet expenditure strategy on return-on-investment criteria and seek to purchase high-utilization equipment that can be rented at attractive rates. In addition, as one of the largest equipment rental companies in the United States, we believe our size and central purchasing allows us to procure equipment on terms that are more favorable than those available to many of our smaller competitors.

        Experienced Management Team.    Our senior management team was instrumental in helping us generate free cash flow and reduce indebtedness during the downturn in our industry from 2001 through the first half of 2003 and have since led us in generating strong revenue and EBITDA growth during the current upturn. The team is led by J.C. Mas, Chief Executive Officer, Graham Hood, Chief Operating Officer, and Mark Irion, Chief Financial Officer, who combined have 46 years of experience in our industry. In addition, our regional vice presidents have, on average, over 23 years of experience in the equipment rental industry and bring substantial knowledge of the local markets in their respective regions. Our entire regional management team, with an average of over 17 years of industry experience, represents a stable base of operating management with long-term, local relationships and rental industry expertise. This industry expertise, combined with our advanced management information and CRM systems, enables our regional management team to respond quickly to changing market conditions.

Our Business Strategy

        Key elements of our strategy include the following:

        Continue to Focus on Expanding Rental Revenue Base.    We will continue to focus on growing our rental services business model, as we believe it provides competitive advantages for our company. Our operating infrastructure, CRM system and employee compensation and performance evaluation structure are designed to promote the generation of revenues from renting equipment, which we believe produces better margins than selling equipment. We intend to continue to leverage these aspects of our operating model to drive growth in rental revenues and further enhance our operating margins and profitability. We believe our focus on increasing rental revenue helped us to increase total revenue and EBITDA by 12.9% and 9.7%, respectively, in 2005. These positive growth characteristics have continued based on our results for the first quarter of 2006, as revenue and EBITDA increased 25.7% and 63.3%, respectively, over the first quarter of 2005.

        Continue to Expand Customer Base.    We are committed to providing our customers with premium service. We believe that our target customer base values our strong regional presence, our well-established local relationships and our full service branches, which offer 24/7 support. We intend to leverage our quality product offerings, superior customer service and advanced CRM system to retain our existing customers and further penetrate our target customer base with a particular focus on mid-sized non-residential construction firms. We do not seek to compete for less profitable business with national accounts that emphasize volume discounts or for "do-it-yourself" and consumer customers who typically are more sensitive to price and use equipment with less expensive rental rates.

        Manage Fleet to Optimize Utilization and Profitability.    We seek to manage our fleet to optimize utilization and profitability by:

  •
  using our comprehensive management information systems to redeploy assets within our operating regions to areas with the highest level of demand;

  •
  using return-on-investment criteria to foster a disciplined capital expenditure strategy;

  •
  continuing our rigorous maintenance program by monitoring the maintenance history of each individual piece of equipment; and

  •
  seeking to sell older equipment from our fleet at optimal times.

        Capitalize on Highly Scalable, Rental-Focused Business Model.    We have a highly scalable infrastructure that includes a network of 63 full-service facilities. Our current network can support significant additions to our rental fleet without substantial further investment in infrastructure. We believe this will enable us to achieve significant growth in revenues, operating profit and operating profit margins as industry conditions continue to improve and we deploy additional rental fleet into our existing branch network. In addition, we believe that the implementation of our advanced management information and CRM systems will continue to improve our operating efficiency.

        Maintain Focus on Earthmoving Equipment and a Rigorous Repair and Maintenance Program.    We believe our focus on earthmoving equipment will continue to help us generate better returns on fleet investment. Also, we believe the rental market for earthmoving equipment in recent years has been less susceptible to competitive pricing pressure compared to other categories of construction equipment. We believe our emphasis on the rigorous maintenance and repair of our fleet will continue to maximize its useful life, enhance its ultimate resale value, reduce costs associated with equipment down time and improve overall customer satisfaction. We will continue to supplement our maintenance program with ongoing capital investment in new equipment and regular sales of used equipment in order to optimize our fleet mix and age.

        Capitalize on Multiple Growth Opportunities.    The growth of non-residential construction activity and the ongoing secular shift in the U.S. construction market towards reliance on rental equipment provides us with considerable opportunities for growth. We intend to capitalize on these growth opportunities primarily by increasing fleet within our existing branch network and utilizing our management information and CRM systems to improve pricing and utilization levels and to target customers who value our equipment mix and service capabilities. The significant operating leverage inherent in our business has in the past allowed the majority of incremental revenue generated by our existing branches to increase our operating profits and operating profit margins. In addition, we will opportunistically look to add new locations within our existing markets and to make strategic acquisitions that will enhance our presence within our regions.

Our Sponsor

        Odyssey Investment Partners, LLC, or Odyssey, is a successor firm to the private equity activities of Odyssey Partners, LP, which was founded in 1982. Odyssey is a private equity firm that invests in management-backed leveraged acquisitions, growth financings and recapitalizations of manufacturing and business and financial services companies. Odyssey and its principals have a long history with equipment rental and management companies. In 1993, Odyssey purchased Williams Scotsman, Inc., or Scotsman, and continues to have an investment in Scotsman today. Scotsman is the largest provider of modular space solutions in the United States. In addition, Odyssey is the majority owner of United Site Services, Inc., or USS, which Odyssey believes is the country's largest provider of portable restrooms and portable restroom services. Scotsman, USS, as well as Symons, a division of Dayton Superior Corporation, an Odyssey-owned entity that rents forming and shoring equipment to contractors, all share a similar customer base with Neff.

        On June 3, 2005, we consummated the transactions contemplated by the Recapitalization Agreement between Neff Corp. and Iron Merger Sub, Inc., or Merger Sub. Under the Recapitalization Agreement, Merger Sub merged with and into us, and we remained as the surviving entity and a majority-owned subsidiary of Iron Merger Partnership, or Holdings. All of the equity capital in Holdings is owned by Odyssey. Substantially all of our former stockholders and holders of options to purchase Class A common stock received cash in exchange for their shares or for the cancellation of certain options. We refer to these actions as the Recapitalization and describe them in greater detail under "The Recapitalization and Corporate Reorganization."

        The investment by Odyssey in us through Holdings represents approximately 10% of Odyssey's current $750.0 million investment fund. In total, Odyssey is presently managing over $1.2 billion of committed capital through two funds. Odyssey's principals collectively have been involved in numerous private equity transactions, including, most recently, York Insurance Services, Norcross Safety Products, Pro Mach, Inc., Aviation Technologies and Dresser, Inc., in addition to those companies mentioned above.

        As a result of the Recapitalization, we are now controlled by Odyssey through Holdings. Prior to giving effect to this offering, Holdings, certain co-investors and J.C. Mas own approximately 68%, 27% and 5%, respectively, of our outstanding shares of Class A common stock, without giving effect to outstanding options.

The Offering

Common stock offered by us	shares.
Common stock offered by the selling stockholders	shares.
Underwriters' over-allotment option	shares from us and shares from the selling stockholders.
Common stock to be outstanding immediately after this offering	shares.
Use of proceeds
Neff Corp. will receive net proceeds from this offering of approximately $ million. From these net proceeds, we intend to repay and redeem certain indebtedness (including any prepayment penalties or accrued interest thereon) and to pay the fees and expenses from this offering. Upon redemption of our 13% senior subordinated notes, we will recognize a loss of approximately $12.2 million in the quarter when such redemption occurs. We will not receive any of the proceeds from the sale of the shares by the selling stockholders.
Dividend policy	We do not currently pay dividends on our outstanding common stock. We do not intend to pay cash dividends on our common stock for the foreseeable future.
Nasdaq National Market listing	We intend to apply for quotation of our common stock on The Nasdaq National Market under the symbol "NEFF".
Risk factors
Investment in our common stock involves substantial risks. You should carefully read and consider the information set forth under the heading "Risk Factors" and all other information set forth in this prospectus before investing in our common stock.

        Unless we indicate otherwise or the context otherwise requires, all information in this prospectus:

  •
  gives effect to a                        for    stock split of our common stock that took effect on                        , 2006;

  •
  excludes                        shares of common stock issuable upon exercise of outstanding stock options at an average exercise price of $        per share, of which                         are exercisable as of                        , 2006; and

  •
  assumes that the underwriters do not exercise their over-allotment option.

Summary Historical and Pro Forma Consolidated Financial Data

        The following table sets forth our summary financial information as of and for the periods indicated. We have derived the summary historical financial data for the years ended December 31, 2003, 2004 and 2005 from our audited financial statements included elsewhere in this prospectus. We have derived the summary historical financial data as of March 31, 2006 and for the three months ended March 31, 2005 and March 31, 2006 from our unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements have been prepared on a basis consistent with the audited financial statements. Interim financial results are not necessarily indicative of results that may be expected for the full fiscal year.

        We have derived our summary pro forma balance sheet data from our unaudited pro forma financial statements set forth elsewhere in this prospectus. Our summary unaudited pro forma balance sheet data as of March 31, 2006 gives effect to this offering and the use of proceeds therefrom as if they had occurred on March 31, 2006.

        Neff Corp. is a holding company that conducts no operations and its only material asset is its membership interest in Neff Rental LLC. In turn, Neff Rental LLC is a direct, wholly owned subsidiary of Neff Corp. and conducts no operations. The only material assets of Neff Rental LLC are the capital stock of Neff Finance Corp. and Neff Rental, Inc. Neff Rental LLC and Neff Finance Corp. were organized in June 2005, and therefore have no prior history, and Neff Finance Corp. has no material assets and serves only as the co-issuer of indebtedness incurred by Neff Rental LLC. The Recapitalization was accounted for as a leveraged recapitalization, whereby our historical basis of the assets and liabilities have been maintained.

        The following summary financial information should be read in conjunction with, and is qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the notes thereto included elsewhere in this prospectus.

        You should read the information contained in this table in conjunction with the information set forth under "Selected Historical Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and the notes thereto included elsewhere in this prospectus.

	Year Ended December 31						Three Months Ended March 31
	2003		2004		2005		2005		2006
	(in thousands, except per share data)
Statement of Operations Data:
Revenues:
Rental revenues		$172,745		$192,880		$229,802		$47,866		$61,876
Equipment sales		23,375		42,750		36,360		10,927		11,993
Parts and service		11,228		12,058		13,461		2,994		3,791

Total revenues		207,348		247,688		279,623		61,787		77,660
Cost of revenues:
Cost of equipment sold		19,908		35,890		26,867		8,287		8,662
Depreciation of rental equipment		41,651		41,739		47,962		10,924		13,954
Maintenance of rental equipment		68,904		74,266		70,653		17,572		17,359
Costs of parts and service		6,664		7,236		8,093		1,755		2,262

Total cost of revenues		137,127		159,131		153,575		38,538		42,237

Gross profit		70,221		88,557		126,048		23,249		35,423
Other operating expenses:
Selling, general and administrative expenses		55,456		58,403		67,871		14,793		17,726
Other depreciation and amortization		6,222		5,936		5,456		1,291		1,370
Recapitalization expenses		—		—		21,276		—		—

Total other operating expenses		61,678		64,339		94,603		16,084		19,096

Income from operations(1)		8,543		24,218		31,445		7,165		16,327
Interest expense(2)		20,504		17,313		32,963		4,208		11,847
(Gain) loss on debt extinguishment(1)(3)		(35,026)		—		4,830		—		—
Other non-operating expenses, net(4)		2,659		876		6,692		476		469

Net income (loss)		$20,406		$6,029		$(13,040)		$2,481		$4,011

Net Income (loss) Per Share Data(5):
Basic net income (loss) per share:
Net income (loss)	$		$		$		$		$

Weighted average common shares outstanding
Diluted net income (loss) per share:
Net income (loss)	$		$		$		$		$

Weighted average common shares outstanding
Pro Forma Net Income (loss) Per Share Data(6):
Basic pro forma net income (loss) per share:
Pro forma net income (loss)					$				$

Weighted average common shares outstanding
Diluted pro forma net income (loss) per share:
Pro forma net income (loss)					$				$

Weighted average common shares outstanding
Other Financial Data:
EBITDA(7)		$91,442		$72,967		$80,033		$19,380		$31,651
EBITDA margin(7)		44.1%		29.5%		28.6%		31.4%		40.8%
Adjusted EBITDA(7)		$56,416		$71,893		$106,139		$19,380		$32,250
Adjusted EBITDA margin(7)		27.2%		29.0%		38.0%		31.4%		41.5%
Depreciation of rental equipment and property and equipment and amortization		$47,873		$47,675		$53,418		$12,215		$15,324
Capital expenditures:
Non-rental		$4,066		$5,694		$7,819		$1,779		$4,721
Rental		26,826		92,331		152,305		23,882		58,975
Proceeds from sales of used equipment		(23,375)		(42,750)		(36,360)		(10,927)		(11,993)

Net capital expenditures		$7,517		$55,275		$123,764		$14,734		$51,703

	As of March 31, 2006
	Historical	Pro Forma
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$33	$33
Rental equipment:
Rental equipment at cost	481,029	481,029
Accumulated depreciation	(157,321)	(157,321)

Rental equipment, net	323,708	323,708
Total assets	406,609	404,749
Total indebtedness(8)	464,456	335,662
Total stockholders' (deficiency) equity	(123,490)	3,444

(1)
Subsequent to the issuance of our 2004 consolidated financial statements, management determined that the gain on debt extinguishment recorded in income from operations should have been included in other income (expense) in the accompanying 2003 statement of operations. As a result, our 2003 consolidated financial statements have been restated from the amounts previously reported to appropriately present the gain on debt extinguishment. The restatement relates solely to the classification of this item in the statement of operations and had no impact on our consolidated financial position, net income or cash flows for the years ending December 31, 2003.

(2)
Interest expense excludes the amortization of debt issue costs (see footnote 4).

(3)
(Gain) loss on debt extinguishment represents gains recognized on the repurchase of the previously outstanding senior subordinated notes. We purchased $81.1 million in aggregate principal amount of the previously outstanding senior subordinated notes in the year ended December 31, 2003. The previously outstanding senior subordinated notes were purchased at a market price less than face value, resulting in the gains reported in the table above. Loss on debt extinguishment represents the write-off of deferred debt issuance costs and expenses incurred in connection with the defeasance of the previously outstanding senior subordinated notes which occurred as part of the Recapitalization.

(4)
Other non-operating expense, net represents amortization of debt issue costs of $2.7 million, $2.0 million, $6.7 million, $0.5 million and $0.5 million for the years ended December 31, 2003, 2004, 2005 and the three months ended March 31, 2005 and March 31, 2006, respectively. Other non-operating expense, net also includes an adjustment to a gain on sale of business, of which we recovered $1.1 million in the year ended December 31, 2004.

(5)
Net income (loss) per share is calculated by dividing the net income (loss) by the weighted average shares outstanding. Because of the losses shown in the year ended December 31, 2005, the incremental shares resulting from the assumed exercise of options would have been antidilutive and are therefore excluded.

(6)
Pro forma net income (loss) per share is calculated by dividing the pro forma net income (loss) by the weighted average shares outstanding. Because of the losses shown in the year ended December 31, 2005, the incremental shares resulting from the assumed exercise of options would have been antidilutive and are therefore excluded.

(7)
EBITDA is defined as net income (loss) plus interest, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA further adjusted to give effect to unusual items and non-cash items, all of which are utilized in calculating covenant ratios and compliance with our ABL credit facility, our 11 1/4% senior secured note indenture and our 13% senior subordinated note indenture. EBITDA margin represents EBITDA as a percentage of total revenues. Adjusted EBITDA margin represents Adjusted EBITDA as a percentage of total revenues. EBITDA and Adjusted EBITDA are not presentations in accordance with generally accepted accounting principles in the United States, or GAAP, are not measures of financial condition or profitability and should not be considered as alternatives to net income (loss) or operating cash flows determined in accordance with GAAP. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of cash flow for management's discretionary use, as they do not consider certain cash requirements such as interest payments, tax payments, debt service requirements and Recapitalization expenses. We believe that the inclusion of EBITDA and Adjusted EBITDA in this prospectus is appropriate to provide additional information to investors about the calculation of certain financial covenants in our ABL credit facility, our 11 1/4% senior secured note indenture and our 13% senior subordinated note indenture, each of which contain certain financial covenant ratios, specifically leverage and fixed charge ratios that are calculated by reference to measurements similar to Adjusted EBITDA. Because not all companies use identical calculations, these presentations of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures of other companies.

        EBITDA and Adjusted EBITDA have limitations as analytical tools and such measures should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

  •
  they do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

  •
  they do not reflect changes in, or cash requirements for, our working capital needs;

  •
  they do not reflect the significant interest expense, or the cash requirements necessary to service our debts;

  •
  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements; and

  •
  they do not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations but may nonetheless have a material impact on our results of operations.

        The following table reconciles EBITDA and Adjusted EBITDA to our net income for the periods indicated:

	Year Ended December 31,			Three Months Ended March 31,
	2003	2004	2005	2005	2006
	(in thousands)
Net income (loss)	$20,406	$6,029	$(13,040)	$2,481	$4,011
Interest expense	20,504	17,313	32,963	4,208	11,847
Depreciation of rental equipment	41,651	41,739	47,962	10,924	13,954
Other depreciation and amortization	6,222	5,936	5,456	1,291	1,370
Amortization of debt issue costs	2,659	1,950	6,692	476	469

EBITDA	91,442	72,967	80,033	19,380	31,651
Loss (gain) on debt extinguishment	(35,026)	—	4,830	—	—
Recapitalization expenses	—	—	21,276	—	—
Adjustment to gain on sale of business	—	(1,074)	—	—	—
Stock compensation expense	—	—	—	—	599

Adjusted EBITDA	$56,416	$71,893	$106,139	$19,380	$32,250

(8)
As of March 31, 2006, actual total indebtedness consisted of borrowings under the ABL credit facility, the 11 1/4% senior secured notes and the 13% senior subordinated notes in an aggregate amount of $142.5 million, $245.0 million and $77.0 million, respectively. As of March 31, 2006, pro forma indebtedness includes the reduction of indebtedness for the redemption of the 13% senior subordinated notes of $77.0 million and repayment of amounts outstanding under the ABL credit facility of $51.8 million.

RISK FACTORS

        In addition to the other information included in this prospectus, you should carefully consider the risks described below before deciding to invest in our common stock. Any of the following risks could materially and adversely affect our business, financial condition, results of operations or cash flows. In such case, you may lose all or part of your original investment in our common stock.

Risks Relating to our Business

Decreases in construction or industrial activities could adversely affect our revenues and operating results by decreasing the demand for our equipment or the rental rates or prices we can charge.

        The equipment rental industry is highly cyclical and its revenues are closely tied to general economic conditions and to conditions in the non-residential construction industry in particular. Our products and services are used primarily in non-residential construction and, to a lesser extent, in industrial activity. These are cyclical businesses that are sensitive to changes in general economic conditions. Weakness in our end markets, such as a decline in non-residential construction or industrial activity, has led and may in the future lead to an oversupply of equipment for rent and a decrease in the demand for our equipment or the rental rates or prices we can charge. For example, in the period from 2001 through the first half of 2003, there were significant decreases in non-residential construction compared to prior periods. This weakness in our end market had an adverse effect on our results in 2001 through the first half of 2003. Certain factors that may cause weakness in the non-residential construction industry include:

  •
  weakness in the economy or the onset of a new recession;

  •
  reductions in corporate spending for plants and facilities;

  •
  oversupply of available commercial real estate in the markets we serve;

  •
  continuing increases in interest rates; and

  •
  terrorism or hostilities involving the United States.

        Future declines in non-residential construction and industrial activity could adversely affect our operating results by decreasing our revenues and gross profit margins.

Our revenues and operating results will fluctuate, which could result in a decline in our profitability and make it more difficult to grow our business.

        Our revenues and operating results fluctuate from quarter to quarter due to various factors, including:

  •
  changes in rental rates or changes in demand for our equipment due to economic conditions, competition, weather or other factors;

  •
  seasonal rental and purchasing patterns of our customers, with rental and purchasing activity tending to be lower in the winter due to weather and the holiday season;

  •
  the cyclical nature of the businesses of our construction customers;

  •
  the timing of capital expenditures for rental fleet expansion;

  •
  changes in the cost and availability of equipment we purchase, including changes in manufacturer incentive programs;

  •
  changes in corporate spending for plants and facilities or changes in government spending for infrastructure projects;

  •
  severe weather and seismic conditions temporarily affecting the regions we serve (such as hurricanes and flooding);

  •
  increased costs, including fuel costs and other raw material costs such as the price of steel;

  •
  the timing and cost of opening new rental or customer repair center locations or acquiring new locations; and

  •
  our effectiveness in integrating new or acquired rental or customer repair center locations, or in integrating acquisitions with existing operations.

        Any of these factors could make it difficult for us to make payments on our indebtedness or grow our business.

The equipment rental industry is highly competitive and competitive pressures could lead to a decrease in our market share or in rental rates and our ability to sell equipment at favorable prices.

        The equipment rental industry is highly fragmented and very competitive. Our competitors include:

  •
  a few large national companies, including public companies and divisions of public companies;

  •
  several regional competitors that operate in multiple states;

  •
  thousands of small, independent businesses with only one or a few rental locations; and

  •
  hundreds of equipment manufacturers and dealers that both sell and rent equipment directly to customers.

        Some of our competitors are significantly larger than we are and have greater financial and marketing resources than we have. Some of our competitors also have greater technical resources, longer operating histories, lower cost structures and better relationships with equipment manufacturers than we have. In addition, certain of our competitors are more geographically diverse than we are and have greater name recognition among customers than we do. As a result, our competitors that have the advantages identified above may be able to provide their products and services at lower costs. We may in the future encounter increased competition in the equipment rental market, equipment sales market or in the equipment repair and services market from existing competitors or from new market entrants.

        We believe that rental rates and fleet size and quality are the primary competitive factors in the equipment rental industry. From time to time, we or our competitors may attempt to compete aggressively by lowering rental rates or prices. Competitive pressures could adversely affect our revenues and operating results by decreasing our market share or depressing the rental rates. To the extent we lower rental rates or increase our fleet in order to retain or increase market share, our operating margins would be adversely impacted. In addition, we may not be able to increase rates further or be able to match a larger competitor's price reductions or fleet investment because of its greater financial resources, all of which could adversely impact our operating results through a combination of a decrease in our market share and revenues. If we do not, we may lose market share, resulting in decreased revenues and cash flow, which could have a material adverse effect on our business.

        Additionally, existing or future competitors may compete with us for start-up locations or acquisition candidates, which may increase acquisition prices and reduce the number of suitable acquisition candidates or expansion locations.

We may recognize significantly higher maintenance costs in connection with increases in the weighted average age of our rental fleet.

        As our fleet of rental equipment ages, the cost of maintaining such equipment, if not replaced, will likely increase. In the past, we have allowed the average age of our rental equipment fleet to increase, which generally requires us to invest more capital in maintenance, parts and repair. We manage the average age of different types of equipment according to the expected wear-and-tear that a specific type of equipment is expected to experience over its useful life. As of March 31, 2006, the average age of our rental equipment fleet was approximately 38.8 months. As of March 31, 2006, approximately 49.1% of the total original equipment cost of our rental fleet consisted of earthmoving equipment, which generally has a shorter useful life and higher maintenance costs than aerial or material handling equipment. It is possible that if we allow the average age of our earthmoving equipment, or other types of equipment, to increase, our investment in the maintenance, parts and repair for individual pieces of equipment may exceed the book value or replacement value of that equipment. There can be no assurance that costs of maintenance will not materially increase in the future. Any material increase in such costs could have a material adverse effect on our business, financial condition and results of operations.

The nature of our business exposes us to liability claims on a continuing basis, which could have a material adverse effect on our results of operations.

        Our business exposes us to claims for personal injury, death or property damage resulting from the use of the heavy machinery, equipment and vehicles we rent, sell, service or repair and from injuries caused in motor vehicle accidents in which our personnel are involved. Our business also exposes us to worker compensation claims and other employment-related claims. The insurance we carry against such claims may be less than our liability on existing and future claims. In addition, we may be exposed to multiple claims that do not exceed our deductibles and that together lead to costs that could adversely affect our financial condition and results of operations. Furthermore, the cost of our insurance policies may increase significantly as a result of general rate increases for the type of insurance we carry as well as our historical experience and experience in our industry. If our insurance costs rise, if we choose to reduce or eliminate coverage or if we must pay amounts in excess of claims covered by our insurance, we could experience higher costs that could adversely affect our financial condition and results of operations. We also self-insure certain lines of our casualty insurance program and have reduced the amount of coverage provided under certain of our insurance policies. We cannot assure you that reserves under our self-insurance program or our other reserves will be adequate to cover future losses to the extent that such losses exceed our coverage. In addition, we may be subject to various legal proceedings and claims, such as claims for punitive damages or damages arising from intentional misconduct, either asserted or unasserted, that may not be covered by our insurance. Any such claims, whether with or without merit, could be time-consuming and expensive to defend and could divert management's attention and resources.

Our substantial indebtedness could adversely affect our financial health, our cash flow and our ability to operate or grow our business.

        We have a significant amount of indebtedness. On March 31, 2006, we had total indebtedness of approximately $464.5 million (of which $245.0 million consisted of the 11 1/4% senior secured notes, $77.0 million consisted of the 13% senior subordinated notes and $142.5 million consisted of borrowings under the ABL credit facility).

        Our substantial indebtedness could have important consequences to you. For example, it could:

  •
  make it more difficult for us to satisfy our obligations with respect to our indebtedness;

  •
  increase our vulnerability to general adverse economic and industry conditions;

  •
  require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, strategic growth efforts and other general corporate purposes;

  •
  limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

  •
  place us at a competitive disadvantage compared to our competitors who have less indebtedness; and

  •
  limit our ability to borrow additional funds.

        In addition, the agreements governing our indebtedness contain restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our indebtedness. In the past, we have had to seek waivers and amendments to certain covenants from our lenders which we obtained. There can be no assurance that we will not be required to seek waivers and amendments in the future or that, if sought, our lenders would grant such waivers or amendments.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control and any failure to meet our debt service obligations could harm our business, financial condition and our ability to grow.

        As a result of our significant indebtedness, we have substantial debt service requirements. Our pro forma interest expense for the year ended December 31, 2005 was $30.5 million, and since the interest rate on our ABL credit facility is a floating rate, our interest expense could increase even if our overall level of debt does not. Our ability to satisfy our debt service requirements and to meet our other capital and liquidity needs will depend on our ability to generate sufficient cash flow. On a pro forma basis, our earnings were insufficient to cover our fixed charges for the year ended December 31, 2005 by $5.9 million. Our ability to generate sufficient cash flow to satisfy our debt service requirements is subject to numerous factors, many of which are beyond our control, such as general economic conditions and changes in our industry. Also, as a holding company, we are dependent on the ability of our subsidiaries to distribute their operating cash flow to us to satisfy our debt service requirements. If our subsidiaries are restricted from distributing cash to us, whether by reason of contractual limitations, legal restrictions or otherwise, we may not be able to cause such cash to be distributed.

        We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under the ABL credit facility in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before maturity. Our ability to restructure or refinance our indebtedness will depend on the capital markets and our financial condition at such time. Any refinancing of our indebtedness could be at high interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. We cannot assure you that we will be able to refinance any of our indebtedness, including the ABL credit facility, the 11 1/4% senior secured notes and the 13% senior subordinated notes, on commercially reasonable terms or at all.

        Without a refinancing, we could be forced to sell assets to make up for any shortfall in our payment obligations under unfavorable circumstances. Furthermore, none of us, Odyssey or any other of our affiliates has any obligation to provide us with debt or equity financing. The ABL credit facility and the indentures governing the 11 1/4% senior secured notes and the 13% senior subordinated notes limit our ability to sell assets and also restrict the use of proceeds from such a sale. Moreover, the ABL credit facility is secured on a first-priority basis by substantially all of our assets and the 11 1/4% senior secured notes and the guarantees are secured on a second-priority basis by substantially the same assets. We may not be able to sell assets quickly enough or for sufficient amounts to enable us to meet our obligations.

The terms of the ABL credit facility and the indentures governing the 11 1/4% senior secured notes and the 13% senior subordinated notes may restrict our current and future operations, particularly our ability to respond to changes in our business or to take certain actions.

        The ABL credit facility and the indentures governing the 11 1/4% senior secured notes and the 13% senior subordinated notes contain, and the terms of any future indebtedness of ours would likely contain, a number of restrictive covenants that will impose significant operating and other restrictions on us. These restrictions will affect, and in many respects will limit or prohibit, among other things, our ability to:

  •
  incur additional indebtedness;

  •
  pay dividends and make distributions;

  •
  issue stock of subsidiaries;

  •
  make certain investments, acquisitions or capital expenditures;

  •
  repurchase stock;

  •
  create liens;

  •
  enter into affiliate transactions;

  •
  enter into sale-leaseback transactions;

  •
  merge or consolidate; and

  •
  transfer and sell assets.

        In addition, the ABL credit facility includes other more restrictive covenants and limits us from prepaying our other indebtedness, including the 11 1/4% senior secured notes and the 13% senior subordinated notes, while borrowings under the ABL credit facility are outstanding.

        The operating and financial restrictions and covenants in our existing debt agreements and any future financing agreements may adversely affect our ability to finance future operations or capital needs or to engage in other business activities. In addition, a failure to comply with the covenants contained in the credit agreement governing the ABL credit facility could result in an event of default under that facility which, if not cured or waived, could have a material adverse effect on our business, financial condition and results of operations. If we default under the ABL credit facility, the lenders thereunder:

  •
  will not be required to lend any additional amounts to us;

  •
  could elect to declare all of our outstanding borrowings, together with accrued and unpaid interest and fees, to be immediately due and payable;

  •
  could effectively require us to apply all of our available cash to repay these borrowings even if they do not accelerate the borrowings;

which actions could result in an event of default under the 11 1/4% senior secured notes and the 13% senior subordinated notes.

        If the indebtedness under the ABL credit facility, the 11 1/4% senior secured notes and the 13% senior subordinated notes were to be accelerated, there can be no assurance that our assets would be sufficient to repay such indebtedness in full. See "Description of Indebtedness."

We must comply with numerous environmental and occupational health and safety regulations on a continuing basis that may subject us to unanticipated liabilities which could have a material adverse effect on our operating performance.

        Our facilities and operations are subject to comprehensive and frequently changing federal, state and local laws and regulations relating to environmental protection and occupational health and safety. These laws and regulations govern, among other things, the discharge of substances into the air, water and land, the handling, storage, use and disposal of hazardous materials and wastes and the cleanup of properties affected by pollutants. If we violate environmental laws or regulations, we may be required to implement corrective actions and could be subject to civil or criminal fines or penalties. Although expenses related to environmental compliance have not been material to date, we cannot assure you that we will not have to make significant capital expenditures in the future in order to remain in compliance with applicable laws and regulations or that we will comply with applicable environmental laws at all times. Such violations or liability could have a material adverse effect on our business, financial condition and results of operations.

        Environmental laws also impose obligations and liability for the cleanup of properties affected by hazardous substance spills or releases. These liabilities can be imposed on the parties generating or disposing of such substances or on the owner or operator of affected property, often without regard to whether the owner or operator knew of, or was responsible for, the presence of hazardous substances. Accordingly, we may become liable, either contractually or by operation of law, for remediation costs even if the contaminated property is not presently owned or operated by us, or if the contamination was caused by third parties during or prior to our ownership or operation of the property. Given the nature of our operations (which involve the use of petroleum products, solvents and other hazardous substances for fueling and maintaining our rental equipment and vehicles) and the historical operations at some of our properties, there can be no assurance that prior site assessments or investigations have identified all potential instances of soil or groundwater contamination. Some of our properties contain, or previously contained, above ground or underground storage tanks and/or oil-water separators. Future events, such as changes in existing laws or policies or their enforcement, or the discovery of currently unknown contamination, may give rise to additional remediation liabilities which may be material.

We purchase a significant amount of our equipment from a limited number of manufacturers. Termination of one or more of our relationships with any of those manufacturers could have a material adverse effect on our business because we may be unable to obtain adequate rental and sales equipment from other sources in a timely manner or at all.

        We purchase most of our rental and sales equipment from a limited number of original equipment manufacturers. For example, as of March 31, 2006, Kobelco, John Deere and Case New Holland represented 11.5%, 10.4% and 10.1%, respectively, of our total equipment rental fleet cost. Termination of one or more of our relationships with any of these or other major suppliers could have a material adverse effect on our business, financial condition or results of operations if we were unable to obtain adequate equipment for rental and sale from other sources in a timely manner or at all. Because our major suppliers also sell equipment to our competitors, our relationships with our suppliers do not afford us with any particular competitive advantage.

        In addition, the equipment manufacturing industry has experienced consolidation in recent years. Further consolidation could result in a decrease in the number of our major suppliers or a decrease in the number of alternative supply sources available to us, which could make it more likely that termination of one or more of our relationships with major suppliers would result in a material adverse effect on our business, financial condition or results of operations. Consolidation could also result in price increases for the equipment we purchase, which could adversely affect our business.

        In the past, there have been delays in receiving equipment from some manufacturers because of raw material shortages. To the extent there are future delays, our business could be hurt by the resulting inability to service our customers.

Our rental fleet is subject to residual value risk upon disposition.

        The market value of any given piece of rental equipment could be less than its depreciated value at the time it is sold. The market value of used rental equipment depends on several factors, including:

  •
  the market price for new equipment of a like kind;

  •
  wear and tear on the equipment relative to its age;

  •
  the time of year that it is sold (generally prices are higher during the peak construction season);

  •
  worldwide and domestic demand for used equipment; and

  •
  general economic conditions.

The cost of new equipment we use in our rental fleet is increasing and therefore we may spend significantly more for replacement equipment, and in some cases we may not be able to procure equipment at all due to supplier constraints.

        We operate in a capital intensive business environment. The cost of new equipment used in our rental fleet has increased steadily since 2004. These cost increases are due primarily to:

  •
  a significant increase in the cost of steel, which is a primary material used in most of the equipment we use;

  •
  the manufacturers of equipment operating at full capacity with long lead-times for orders and therefore commanding higher prices; and

  •
  the prices for new equipment were comparatively lower in recent years due to an oversupply of equipment in the rental equipment marketplace and reduced construction and industrial activity.

        Although we do not anticipate these price increases to have a significant impact on our financial condition and results of operations in our current fiscal year, these increases could materially adversely impact our financial condition and results of operations in future periods.

        While we can manage the size and aging of our fleet generally over time, eventually we must retire older equipment and either allow our fleet to shrink or replace the older equipment in our fleet with newer models. Like many in our industry, we deferred replacing some older equipment during 2002 and 2003 by either extending the age of that equipment or by allowing select categories of the fleet to shrink. We will need to purchase additional equipment in 2006 in order to maintain our current operations as well as expand our fleet. We may be at a competitive disadvantage if the average age of our fleet increases compared to the age of our competitors' fleets.

        In some cases, we may not be able to procure replacement equipment on a timely basis to the extent that manufacturers for the equipment we need are not able to produce sufficient inventory on schedules that meet our timing demands. In the late 1990s and early 2000s, there was an oversupply of the type of equipment we use in our rental fleet and manufacturers generally reduced their production capacity. As demand for new equipment has subsequently increased significantly, manufacturers are not able to meet customer orders on a timely basis. As a result, we at times experience long lead-times for certain types of new equipment and there can be no assurance that we will be able to acquire the types or sufficient numbers of the equipment we need to replace older equipment as quickly as we would like. As a result, we may have to age our fleet longer than we would consider optimal or to shrink our fleet, either of which could hamper our ability to grow our business.

Disruptions in our information technology and customer relationship management systems could adversely affect our operating results by limiting our capacity to effectively monitor and control our operations.

        Our information technology systems facilitate our ability to monitor and control our operations to adjust to changing market conditions, including management of our rental fleet. Our CRM system allows our sales force to access comprehensive information about customer activity relating to specific accounts to assist their sales efforts. The effectiveness of our sales force depends upon the continuous availability and reliability of our CRM system. Consequently, any disruptions in our information technology or customer relationship management systems or the failure of these systems, including our redundant systems, to operate as expected could, depending on the magnitude of the problem, impair our ability to effectively monitor and control our operations and improve our sales efforts, and thereby adversely affect our operating results.

Potential acquisitions and expansions into new markets may result in significant transaction expenses and expose us to risks associated with entering new markets and integrating new or acquired operations.

        We plan to grow our business and to do this, in part, by opening new rental or customer repair center locations, acquiring other equipment rental companies, or both. The success of these endeavors will depend, in part, on identifying sites for start-up locations and selecting acquisition candidates at attractive prices. Zoning restrictions could prevent us from being able to open start-up locations at sites we identify. We may also encounter substantial competition in our efforts to acquire start-up sites and acquisition candidates, which may limit the number of acquisition opportunities and lead to higher acquisition costs. We may not have the financial resources necessary to open any new start-up locations or complete any acquisitions in the future or the ability to obtain the necessary funds on satisfactory terms or at all.

        We may also encounter risks associated with entering new markets in which we have limited or no experience. Start-up rental locations, in particular, require significant capital expenditures and may initially have a negative impact on our short-term cash flow, net income and results of operations. New start-up locations may not become profitable when projected or ever.

        Acquisitions may impose significant strains on our management, operating systems and financial resources, and could result in unexpected difficulties. The pursuit and integration of acquisitions will require substantial attention from our senior management, which will limit the amount of time they have available to devote to our existing operations. Our ability to realize the expected benefits from any future acquisitions depends in large part on our ability to integrate and consolidate the new operations with our existing operations in a timely and effective manner. Future acquisitions also could result in the incurrence of substantial amounts of indebtedness and contingent liabilities (including potentially environmental, employee benefits and occupational safety and health liabilities), accumulation of goodwill that may become impaired, and an increase in amortization expenses related to intangible assets.

        Any significant diversion of management's attention from our existing operations, the loss of key employees or customers of any acquired business, any major difficulties encountered in the opening of start-up locations or the integration of acquired operations or any associated increases in indebtedness, liabilities or expenses could have a material adverse effect on our business, financial condition or results of operations, which could make it more difficult for us to grow our business and could harm our operating results and the price of our common stock.

If we are unable to obtain additional capital as required, we may be unable to fund the capital outlays required for the success of our business, including those relating to purchasing equipment, opening new rental locations, making acquisitions and refinancing existing indebtedness.

        Our business has significant capital requirements. Our ability to remain competitive, sustain our growth and expand our operations through start-up locations and acquisitions largely depends on our access to capital. If the cash that we generate from our business, together with cash on hand and borrowings under the ABL credit facility, to the extent available, is not sufficient to implement our growth strategy and meet our capital needs, we will require additional financing. However, we may not succeed in obtaining additional financing on terms that are satisfactory to us or at all. In addition, our ability to obtain additional financing will be restricted by the indentures governing the 11 1/4% senior secured notes and the 13% senior subordinated notes and the terms of the ABL credit facility. See "—Risks Relating to our Business—The terms of the ABL credit facility and the indentures governing the 11 1/4% senior secured notes and the 13% senior subordinated notes may restrict our current and future operations, particularly our ability to respond to changes in our business or to take certain actions." If we are unable to obtain sufficient additional capital in the future, we may be unable to fund the capital outlays required for the success of our business, including those relating to purchasing equipment, opening new rental locations and customer repair centers, and completing acquisitions. Any additional indebtedness that we do incur will make us more vulnerable to economic downturns and may limit our ability to withstand competitive pressures.

We depend on key personnel whom we may not be able to retain.

        Our operations are managed by a small number of key executive officers, and our future performance depends on the continued contributions of those management personnel. A loss of one or more of these key people could harm our business and prevent us from implementing our business strategy. We do not maintain "key man" life insurance on the lives of any members of our senior management. In connection with the Recapitalization, Mr. J.C. Mas, our Chief Executive Officer and a member of our board of directors, and Merger Sub entered into an employment agreement that became effective upon the consummation of the Recapitalization. In addition, we have existing employment agreements with Mark Irion, our Chief Financial Officer, Graham Hood, the Chief Operating Officer of Neff Rental, Inc., and certain other key executives and managers. However, each of the employment agreements is of limited duration. Mr. Mas' employment agreement will expire on

June 3, 2008, although the term will be automatically extended for one-year periods thereafter, unless notice of non-extension is provided by either party. The term of Mr. Irion's employment agreement expired on February 28, 2006, but, by its terms, was extended for an additional one-year period because notice of non-extension was not provided by either party. The initial three-year term of Mr. Hood's employment agreement expired on January 26, 2006, but, by its terms, was extended for an additional one-year period because notice of non-extension was not provided by either party. There can be no assurance that these executives will remain employed with us for the full term of their agreements or that the term of their agreements will be extended beyond the current term.

        The success of our operations also depends in part on our ability to attract, hire, train and retain qualified managerial, sales and marketing personnel. Competition for these types of personnel is high. We may be unsuccessful in attracting and retaining the personnel we require to conduct our operations successfully and, in such an event, our business could be materially and adversely affected.

Our internal controls over financial reporting may not be sufficient to ensure timely and reliable external financial reporting.

        We will now be required to evaluate our disclosure controls and internal controls. Historically, we have designed our internal controls and prepared our financial statements in a manner that management believes accurately records transactions in accordance with GAAP. In the course of conducting the audit of our 2005 financial statements, our independent auditors identified an internal control deficiency that constituted a "material weakness," as defined by the Public Company Accounting Oversight Board. The material weakness concerned our interpretation and implementation of various complex accounting principles in the area of unique non-recurring transactions, specifically the accounting for certain stock compensation expenses relating to our recent Recapitalization. With respect to the Recapitalization, the complex accounting principles included accounting for stock compensation expenses related to the in-the-money value of stock options repurchased in the Recapitalization. The material weakness related to this transaction included the process of determining the proper accounting to be applied to stock compensation elements of the Recapitalization. With respect to this unique non-recurring transaction, we performed additional analysis relating to accounting for such stock compensation issues in the context of preparing our financial statements. After dialogues with our independent registered public accountants, we revised our accounting treatment and conclusions and made adjustments to the balances that we ultimately used in preparing our financial statements. Upon a determination that it was appropriate to make such adjustments, we concluded that we had a material weakness in our internal controls over financial reporting. For a discussion of these items, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Internal Controls and Procedures." In the future, in the course of responding to the concerns raised by our auditors and our continuing evaluation of internal controls and procedures, we may decide to, or be required to, make additional changes to our internal controls and procedures that could change the way we record, process, summarize and report financial data.

        We will need to take additional steps to implement an internal control structure and procedures for financial reporting, including those contemplated by Section 404 of the Sarbanes-Oxley Act of 2002, that would allow us to produce financial statements and related disclosure within the time periods and in the form required under the Securities Exchange Act of 1934 (the Exchange Act), including on a quarterly basis. We have retained an independent firm to assist in our compliance with the Sarbanes-Oxley Act, with which we will be required to comply by the conclusion of our fiscal year ended December 31, 2007. If we fail to successfully implement these improvements to our current internal accounting controls, we may not be able to produce our financial statements and related information on an interim basis as required under the Exchange Act or meet our reporting obligations under the indentures governing the 11 1/4% senior secured notes and the 13% senior subordinated notes. These obligations will require a commitment of additional resources at significant expense to us and may in meeting these requirements require hiring of additional staff or outside consultants and result in the diversion of our senior management's time and attention from our day to day operations. We cannot assure you that we will be successful in complying with these obligations or that the compliance with them will not adversely impact our business or results of operations.

We are controlled by a major stockholder, whose interests may conflict with yours.

        Immediately following this offering, affiliates of Odyssey will control    % of our common stock and will have the power to control the outcome of matters on which shareholders are entitled to vote. These include the election of directors, the adoption or amendment of our certificate of incorporation and by-laws, and possible mergers, corporate control contests and significant corporate transactions. Through their control of our board of directors, the affiliates of Odyssey will also have the ability to appoint or replace our senior management, issue additional shares of our common stock or repurchase common stock, declare dividends or take other actions. Our controlling stockholder may make decisions regarding our company and business that are opposed to your interests or with which you disagree. To the extent that the interests of our public shareholders are harmed by the actions of our controlling stockholder, the price of our common stock may be harmed. We urge you to read the discussions under the headings "Principal and Selling Stockholders" and "Certain Relationships and Related Party Transactions" for further information about the equity interests held by affiliates of Odyssey and members of our senior management.

We are a "controlled company" within the meaning of the listing requirements for the Nasdaq National Market and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

        Because affiliates of Odyssey will control a majority of our common stock after the offering, we will be a "controlled company" within the meaning of the Nasdaq National Market's corporate governance standards. Accordingly, we may elect not to comply with certain corporate governance requirements, including that (1) a majority of our board of directors consist of independent directors, (2) nominations for our board of directors, or recommendations to our board for such nominations, be made by our independent directors or a nominations committee that consists entirely of independent directors and (3) compensation of our executive officers be determined, or recommended to the board for determination, by our independent directors or by a compensation committee that consists entirely of independent directors. Following this offering, we intend to avail ourselves of these exemptions. As a result, we will not have a majority of independent directors nor will our nominating and corporate governance committee or compensation committee consist entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq National Market's corporate governance requirements.

Risks Relating to this Offering

You will experience immediate and substantial dilution.

        The price you pay for shares of our common stock sold in this offering is substantially higher than our per share net tangible value, after giving effect to this offering. Based on the initial public offering price for our common shares of $    per share, the midpoint of the range set forth on the cover page of this prospectus, you will incur immediate dilution in net tangible book value per share of $    . Dilution is the difference between the offering price per share and the net tangible book value per share of our common stock immediately after this offering. See "Dilution."

Management may invest or spend the proceeds of this offering in ways with which you may not agree and in ways that may not yield a return.

        Management will retain broad discretion over the use of the net proceeds we receive from this offering. There are a number of factors that will influence our use of the net proceeds, and these uses may vary substantially from our current plans. Stockholders may not deem the uses desirable, and our use of the proceeds may not yield a significant return or any return at all.

Our common stock price may fluctuate after this offering. As a result, you may not be able to resell your shares at or above the price you paid for them.

        Prior to this offering, there has been no public market for our common stock. An active market may not develop following completion of this offering or, if developed, may not be maintained. We will negotiate the initial public offering price with the underwriters. The initial public offering price may not be indicative of the price at which our common stock will trade following completion of this offering or in the future. The market price of our common stock may be subject to sharp declines and volatility in market price. The market price of our common stock may also be influenced by many factors, some of which are beyond our control, including:

  •
  our actual financial results differing from guidance provided by management or from results expected by securities analysts;

  •
  changes in earnings estimates or recommendations by securities analysts;

  •
  future announcements concerning us or our competitors, including the announcement of acquisitions;

  •
  changes in government regulations or in the status of our regulatory approvals or licensure;

  •
  public perceptions of risks associated with our services or operations; and

  •
  general market conditions and other factors that may be unrelated to our operating performance or the operating performance of our competitors.

As a result, you may not be able to resell your shares at or above the price you paid for them.

Future sales of our common stock may depress our share price.

        After the completion of this offering, we will have approximately            shares of common stock outstanding. Sales of a substantial number of shares of our common stock in the public market following this offering, or the perception that such sales could occur, could substantially decrease the market price of our common stock. All the shares sold in this offering will be freely tradable. Substantially all of the remaining shares of common stock may be available for resale in the public market, subject to the restrictions on sale or transfer of Rule 144 under the Securities Act and pursuant to the 180 day lockup period after the date of this prospectus that is described in "Shares Eligible for Future Sale." Certain of our existing stockholders are parties to agreements that provide for registration rights that are described in "Certain Relationships and Related Party Transactions." As restrictions on resale end or upon registration of any of these shares for resale, the market price of our common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them.

We will incur increased costs as a result of having publicly traded common stock.

        We will incur significant legal, accounting, reporting and other expenses as a result of having publicly traded common stock that we do not currently incur. We also anticipate that we will incur costs associated with recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as rules implemented by the SEC and the Nasdaq National Market. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We also expect these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, we may experience more difficulty attracting and retaining qualified individuals to serve on our board of directors or as executive officers. We cannot predict or estimate the amount of additional costs we may incur as a result of these requirements or the timing of such costs.

Certain provisions in our certificate of incorporation may prevent efforts by our stockholders to change the direction or management of our Company.

        Our second amended and restated certificate of incorporation and our second amended and restated by-laws contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors, including, but not limited to, the following:

  •
  our board of directors is classified into three classes, each of which serves for a staggered three-year term;

  •
  only our board of directors may call special meetings of our stockholders;

  •
  we have authorized undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

  •
  our stockholders have only limited rights to amend our by-laws; and

  •
  we require advance notice for stockholder proposals.

        These provisions could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions you desire. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team.

We do not intend to pay dividends on our common stock for the foreseeable future.

        We currently have no intention to pay dividends on our common stock at any time in the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial conditions, cash requirement, contractual restrictions and other factors that our board of directors may deem relevant. Furthermore, our ability to declare and pay dividends may be limited by instruments governing future outstanding indebtedness we may incur.

FORWARD-LOOKING STATEMENTS

        This prospectus contains "forward-looking statements." We use words such as "may," "might," "expect," "continue," "anticipate," "estimate," "intend," "plan," "project" and other similar expressions to identify some forward-looking statements, but not all forward-looking statements include these words. All of our forward-looking statements involve estimates and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Accordingly, any such statements are qualified in their entirety by reference to the information described under the caption "Risk Factors" and elsewhere in this prospectus.

        The following list represents some, but not necessarily all, of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements:

  •
  cyclicality or seasonality affecting our or our customers' industry;

  •
  a significant decline in non-residential construction and industrial spending;

  •
  competitive factors in the industries in which we operate;

  •
  a significant increase in the costs associated with our equipment fleet, including the cost of new equipment and the cost of maintenance of existing equipment, as well as the timing of capital expenditures;

  •
  exposure to liability claims which may exceed the level of our insurance or not be covered at all;

  •
  environmental and occupational health and safety regulations;

  •
  the termination of one or more relationships with our suppliers;

  •
  our reliance on complex information systems;

  •
  our inability to obtain additional capital as required;

  •
  the loss of key members of our senior management team;

  •
  our inability to make timely deliveries to our customers;

  •
  the requirements of being a reporting company under the Securities Exchange Act of 1934;

  •
  our substantial indebtedness;

  •
  our ability to identify and consummate acquisitions and to integrate any acquired business; and

  •
  other factors discussed under "Risk Factors."

        We caution that the factors described above and elsewhere in this prospectus could cause actual results to differ materially from those expressed in any of our forward-looking statements and that investors should not place undue reliance on those statements. Further, any forward-looking statement speaks only as of the date on which it is made, and except as required by law, we undertake no obligation to update any forward-looking statement contained in this prospectus to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances. New factors that could cause our business not to develop as we expect emerge from time to time, and it is not possible for us to predict all of them. Further, we cannot assess the impact of each currently known or new factor on our results of operations or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

DIVIDEND POLICY

        We intend to retain all future earnings, if any, for use in the operation of our business and to fund future growth. We do not anticipate paying any dividends for the foreseeable future. The decision whether to pay dividends will be made by our board of directors in light of conditions then existing, including factors such as our results of operations, financial condition and requirements, business condition and covenants under any applicable contractual arrangements.

USE OF PROCEEDS

        We estimate that the net proceeds to us from the sale of the shares of common stock by us in this offering will be approximately $         million, assuming an initial public offering price of $    per share (the midpoint of the range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $    per share would increase (decrease) the net proceeds to us from this offering by $    million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise the over-allotment option in full, we estimate that the net proceeds to us from such exercise will be approximately $    million.

        From the net proceeds to us from this offering, we intend to use:

  •
  approximately $80.0 million to redeem all of the outstanding principal amount of our 13% senior subordinated notes, which are scheduled to mature in June, 2013;

  •
  approximately $51.8 million to repay a portion of the amounts outstanding under our ABL credit facility, which is scheduled to mature in June 2010 and which had an interest rate of approximately 7.1% as of March 31, 2006;

  •
  approximately $10.9 million to pay the fees and expenses related to this offering; and

  •
  approximately $7.3 million for prepayment penalties related to the redemption of the 13% senior subordinated notes, assuming a redemption date of            , 2006.

        Any proceeds to us from the exercise by the underwriters of the over-allotment option and any other increase in the net proceeds to us will be used to further repay amounts outstanding under our ABL credit facility.

        We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

        Affiliates of Credit Suisse Securities (USA) LLC, one of the underwriters for this offering, will receive a portion of the proceeds from this offering in their capacity as a holder of our 13% senior subordinated notes. See "Underwriting."

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2006:

  •
  on an actual basis; and

  •
  pro forma to give effect to our sale of            shares of common stock in this offering at an assumed offering price of $            per share, the midpoint of the range set forth on the cover page of this prospectus, and the application of the proceeds therefrom as described under "Use of Proceeds."

        You should read this table in conjunction with the consolidated financial statements and the related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Use of Proceeds" included elsewhere in this prospectus.

	As of March 31, 2006
	Actual	Pro Forma
	(in thousands)
Cash and cash equivalents(1)	$33	$33

Long-term debt obligations:
ABL credit facility(2)	$142,462	$90,662
11 1/4% senior secured notes	245,000	245,000
13% senior subordinated notes	76,994	—

Total Debt	464,456	335,662

Stockholders' equity:
Common stock	125	125
Additional paid-in capital(1)	20,732	159,832
Accumulated deficit	(144,347)	(156,513)

Total stockholders' (deficiency) equity(1)	(123,490)	3,444

Total capitalization(1)	$340,966	$339,106

(1)
A $1.00 increase or decrease in the offering price per share would increase or decrease each of cash and cash equivalents, additional paid-in capital, total shareholders' (deficiency) equity and total capitalization by $     million from the amounts set forth under the "Pro Forma" column. If a change in the offering price per share causes our cash to increase or decrease from the amount set forth above, we will repay a greater or lesser amount under the ABL credit facility than we currently anticipate, which would correspondingly decrease or increase each of cash and cash equivalents, long-term debt, additional paid-in capital, total shareholders' (deficiency) equity and total capitalization.

(2)
The ABL credit facility provides for up to $225.0 million of borrowings, subject to a borrowing base availability formula. As of March 31, 2006, borrowings under the ABL credit facility totaled $142.5 million and $73.5 million was available for additional borrowings.

DILUTION

        Dilution is the amount by which the offering price paid by the purchasers of the common stock to be sold in the offering exceeds the net tangible book value per share of common stock after the offering. Net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of common stock deemed to be outstanding at that date.

        Our net tangible book value as of March 31, 2006 was $     million, or $    per share. After giving effect to the receipt and our intended use of approximately $     million of estimated net proceeds from our sale of     shares of common stock in the offering at an assumed offering price of $    per share, the midpoint of the range set forth on the cover page of this prospectus, our net tangible book value as of March 31, 2006 would have been approximately $     million, or $    per share. This represents an immediate increase in net tangible book value of $    per share to existing stockholders and an immediate dilution of $    per share to new investors purchasing shares of common stock in the offering. The following table illustrates this substantial and immediate dilution to new investors on a per share basis:

Assumed initial public offering price	$
Increase attributable to investors in the offering

Net tangible book value after the offering

Dilution to new investors	$

        Each $1.00 increase (decrease) in the assumed initial offering price of $    per share would increase (decrease) our net tangible book value after this offering by $    per share and the dilution in net tangible book value to new investors in this offering by $    per share.

        If the underwriters exercise their over-allotment option in full, our net tangible book value per share after the offering would be $    per share, the increase in net tangible book value attributable to the offering would be $    per share and the dilution in net tangible book value to new investors would be $    per share.

        The following table summarizes, as of March 31, 2006 after giving effect to this offering, the differences between our existing shareholders and our new investors in this offering with regard to:

  •
  the number of shares of common stock purchased from us,

  •
  the total amount paid to us and

  •
  the average price per share of common stock paid,

based upon the assumed initial public offering price of $            per share, the mid-point of the range set forth on the cover of this prospectus, and after deducting estimated underwriting and offering expense payable by us.

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	Percent		Amount	Percent
Existing shareholders			%	$		%	$
New investors

Total			%	$		%

        Each $1.00 increase or decrease in the assumed initial public offering price of $    per share would increase or decrease the total consideration paid by new investors and the total consideration paid by all shareholders by $    million.

        The tables and calculations set forth in this section do not take into account the options currently outstanding with respect to our common stock. To the extent any of these options are exercised, there will be further dilution to new investors.

UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED FINANCIAL INFORMATION

        We have derived the unaudited pro forma statement of operations for the year ended December 31, 2005 from our audited historical consolidated financial statements for the year ended December 31, 2005 set forth elsewhere in this prospectus. We have derived the unaudited pro forma statement of operations for the three months ended March 31, 2006 and the unaudited pro forma balance sheet data as of March 31, 2006 from our unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2006 set forth elsewhere in this prospectus. The pro forma financial information is qualified in its entirety by reference to, and should be read in conjunction with, our historical financial statements.

        The unaudited pro forma statement of operations for the year ended December 31, 2005 and the three months ended March 31, 2006 gives effect to the Transactions, including the Recapitalization, and this offering and the use of proceeds therefrom as if they had occurred on January 1, 2005. The unaudited pro forma balance sheet as of March 31, 2006 gives effect to this offering and the use of proceeds therefrom as if it had occurred on March 31, 2006.

        The adjustments for the Recapitalization include giving effect to:

  (1)
  borrowings of $78.7 million under our ABL credit facility;

  (2)
  the issuance of $245.0 million aggregate principal amount of our 11 1/4% senior secured notes;

  (3)
  the issuance of $80.0 million aggregate principal amount of our 13% senior subordinated notes;

  (4)
  repayment of the $121.6 million outstanding under our old senior secured revolving credit facility;

  (5)
  repayment of the $52.4 million outstanding under a cash and pay-in-kind term loan;

  (6)
  repayment of $74.8 million aggregate principal amount outstanding of our 10 1/4% senior subordinated notes due 2008; and

  (7)
  our entering into a new employment agreement with Mr. J.C. Mas, our Chief Executive Officer.

In addition, the adjustments for the Recapitalization assume that our borrowing under a $245.0 million bridge facility, which was funded on June 3, 2005 and repaid from the issuance of our 11 1/4% senior secured notes on July 8, 2005, did not occur. We describe the issuances of notes, incurrences of indebtedness, repayments of indebtedness and our entering into a new employment agreement with Mr. Mas in greater detail under "The Recapitalization and Corporate Reorganization."

        The adjustments for this offering and the use of proceeds therefrom include giving effect to:

  (1)
  our issuance of            shares of our common stock at a price of $                  per share, which is the midpoint of the range set forth on the cover page of this prospectus;

  (2)
  our repayment of $51.8 million of borrowings outstanding under our ABL credit facility; and

  (3)
  our redemption of $80.0 million aggregate principal amount of our 13% senior subordinated notes.

We describe our anticipated use of the proceeds of this offering, including the effect of any change in our offering price and the exercise by the underwriters of their over-allotment option, in greater detail under "Use of Proceeds."

        We provide this unaudited pro forma condensed consolidated financial information for informational and comparative purposes only. The pro forma adjustments are described in greater detail in the accompanying footnotes, which you should read in conjunction with the unaudited pro forma condensed consolidated financial information. We have made the pro forma adjustments described in the accompanying footnotes based on available information.

        The assumptions used in the preparation of the unaudited pro forma condensed consolidated financial information may not prove to be correct. The pro forma adjustments do not purport to be and should not be considered indicative of what our actual financial position or results of operations would have been if the transactions described had been completed as of the dates indicated or for any future date or for any period. The unaudited pro forma condensed consolidated financial information should be read together with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," our audited and unaudited consolidated historical financial statements and the footnotes thereto, and the other financial information included elsewhere in this prospectus.

Neff Corp. and Subsidiaries
Unaudited Pro Forma Consolidated Balance Sheet as of March 31, 2006

	Actual	Adjustments		Pro Forma
	(in thousands, including footnotes)
ASSETS
Cash and cash equivalents	$33	$—		$33
Accounts receivable, net	42,266	—		42,266
Inventories	2,042	—		2,042
Rental equipment, net	323,708	—		323,708
Property and equipment, net	20,538	—		20,538
Prepaid expenses and other assets	18,022	(1,860	)(1)	16,162

Total assets	$406,609	$(1,860)		$404,749

LIABILITIES AND STOCKHOLDERS' EQUITY
(DEFICIENCY)
Liabilities
Accounts payable	$9,643	$—		$9,643
Accrued expenses	56,000	—		56,000
ABL credit facility	142,462	(51,800	)(2)	90,662
11 1/4% senior secured notes	245,000			245,000
13% senior subordinated notes	76,994	(76,994	)(2)	—

Total liabilities	530,099	(128,794)		401,305

Stockholders' Equity (Deficiency)
Class A Common Stock	125	—		125
Additional paid in capital	20,732	139,100	(3)	159,832
Accumulated deficit	(144,347)	(12,166	)(4)	(156,513)

Total stockholders' (deficiency) equity	(123,490)	126,934		3,444

Total liabilities and stockholders' equity (deficiency)	$406,609	$(1,860)		$404,749

See the accompanying Notes to the Unaudited Pro Forma Consolidated Balance Sheet.

(1)
Represents unamortized debt issuance costs on the 13% senior subordinated notes to be repaid with the proceeds from this offering.

(2)
The following table sets forth the anticipated uses of the estimated $150,000 of gross proceeds to us from this offering (in thousands):
Repayment of amounts outstanding under ABL credit facility	$51,800
Redemption of 13% senior subordinated notes(a)	80,000
Prepayment penalties related to 13% senior subordinated notes	7,300
Estimated transaction fees and expenses	10,900

$150,000

  (a)
  The 13% senior subordinated notes were issued at a 4% discount to face value of $80,000. As of March 31, 2006, the 13% senior subordinated notes were recorded on our consolidated balance sheet at $76,994, net of the unamortized original issue discount of $3,006 million.

(3)
Adjustments to additional paid in capital reflect the following (in thousands):
Proceeds to Neff Corp. from the offering of Class A common stock	$150,000
Estimated transaction fees and expenses	(10,900)

$139,100

(4)
Adjustments to accumulated deficit reflect the following (in thousands):
Prepayment penalties related to 13% senior subordinated notes	$(7,300)
Unamortized original issue discount on 13% senior subordinated notes	(3,006)
Unamortized debt issuance costs on 13% senior subordinated notes	(1,860)

$(12,166)

Neff Corp. and Subsidiaries
Unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 2005

	Actual	Adjustments		Pro Forma
	(in thousands (including footnotes), except per share data)
Revenues
Rental revenues	$229,802	$—			$229,802
Equipment sales	36,360	—			36,360
Parts and service	13,461	—			13,461

Total revenues	279,623	—			279,623

Cost of revenues
Cost of equipment sold	26,867	—			26,867
Depreciation of rental equipment	47,962	—			47,962
Maintenance of rental equipment	70,653	—			70,653
Cost of parts and service	8,093	—			8,093

Total cost of revenues	153,575	—			153,575

Gross profit	126,048	—			126,048

Other operating expenses
Selling, general and administrative expenses	67,871	400	(1)		68,271
Other depreciation and amortization	5,456	—			5,456
Recapitalization expenses	21,276	—			21,276

Total other operating expenses	94,603	400			95,003

Income from operations	31,445	(400)			31,045

Other (income) expense
Interest expense	32,963	(2,501)	(2)		30,462
Loss on debt extinguishment	4,830	—			4,830
Amortization of debt issue costs	6,692	(5,039)	(3)		1,653

Total other (income) expense, net	44,485	(7,540)			36,945

Net loss	$(13,040)	$7,140			$(5,900)

Pro forma net loss per share data(4):
Pro forma basic net loss per share:
Pro forma net loss				$
Weighted average common shares outstanding
Pro forma diluted net loss per share:
Pro forma net loss				$
Weighted average common shares outstanding

See the accompanying Notes to Unaudited Pro Forma Consolidated Statement of Operations.

Neff Corp. and Subsidiaries
Unaudited Pro Forma Consolidated Statement of Operations for the three months ended March 31, 2006

	Actual	Adjustments		Pro Forma
	(in thousands (including footnotes), except per share data)
Revenues
Rental revenues	$61,876	$—			$61,876
Equipment sales	11,993	—			11,993
Parts and service	3,791	—			3,791

Total revenues	77,660	—			77,660

Cost of revenues
Cost of equipment sold	8,662	—			8,662
Depreciation of rental equipment	13,954	—			13,954
Maintenance of rental equipment	17,359	—			17,359
Cost of parts and service	2,262	—			2,262

Total cost of revenues	42,237	—			42,237

Gross profit	35,423	—			35,423

Other operating expenses
Selling, general and administrative expenses	17,726				17,726
Other depreciation and amortization	1,370	—			1,370

Total other operating expenses	19,096	—			19,096

Income from operations	16,327	—			16,327

Other (income) expense
Interest expense	11,847	(3,491)	(5)		8,356
Amortization of original issue discount	—	—			—
Amortization of debt issue costs	469	(40)	(6)		429

Total other (income) expense, net	12,316	(3,531)			8,785

Net income	$4,011	$3,531			$7,542

Pro forma net income per share data(7):
Pro forma basic net income per share:
Pro forma net income				$
Weighted average common shares outstanding
Pro forma diluted net income per share:
Pro forma net income				$
Weighted average common shares outstanding

See the Accompanying Notes to Unaudited Pro Forma Consolidated Statement of Operations.

(1)
The pro forma adjustment to selling, general and administrative expense reflects the additional CEO salary and bonus expense as a result of the CEO employment agreement entered into in connection with the Transactions as follows (in thousands):

Compensation under historical employment agreement	$(1,000)
Compensation under new employment agreement	1,400

Total	$400

(2)
The pro forma adjustment to interest expense reflects the elimination of historical interest expense as recorded in our consolidated financial statements and the addition of interest expense resulting from the indebtedness incurred in connection with the Transactions. Because the Transactions were concluded on July 8, 2005, our 2005 consolidated financial statements only have approximately six months of interest expense resulting from the new capital structure subsequent to the Transactions.

  An additional pro forma adjustment to interest expense has been made to reflect the impact of indebtedness repaid with the proceeds from this offering.

Historical aggregate interest expense and fees as reported	$(32,963)
Estimated interest expense and fees in connection with borrowings under the ABL credit facility(a)(b)	5,835
Interest expense incurred in connection with the 11 1/4% senior secured notes	27,563
Interest expense and amortization of original issue discount incurred in connection with the 13% senior subordinated notes	10,522
Adjustment to interest expense as a result of indebtedness repaid with the proceeds from this offering(b)	(13,458)

Total	$(2,501)

  (a)
  Estimated interest expense incurred in connection with borrowings under the ABL credit facility is based on LIBOR (as in effect during the periods presented) plus a range from 175 to 275 basis points that is determined quarterly depending upon our leverage ratio. Estimated interest expense incurred also includes an unused line fee, with an applicable rate determined quarterly which ranges from 0.375% to 0.500% based upon our leverage ratio.

  (b)
  The pro forma adjustment to interest expense reflects the decrease of interest expense as a result of proceeds to Neff Corp. from this offering of $150,000, net of fees and expenses from this offering. The components to this adjustment to interest expense, net are as follows:

Reduction in estimated interest expense and fees in connection with borrowings under the ABL credit facility(a)	$(2,936)
Reduction in interest expense and amortization of original issue discount incurred in connection with the 13% senior subordinated notes	(10,522)

Total	$(13,458)

(3)
We incurred debt issuance costs in connection with obtaining certain financing as part of the Transactions. We amortize those debt issuance costs over the life of the applicable indebtedness. These adjustments apply the amortization of these debt issuance costs over the full year 2005, net of the elimination of certain debt issuance costs as a result of the repayment of the applicable debt with the proceeds of this offering.

Amortization of debt issuance costs as reported	$(6,692)
Full year amortization of debt issuance costs for the 11 1/4% senior secured notes	818
Full year amortization of debt issuance costs for the 13% senior subordinated notes	148
Full year amortization of debt issuance costs for the ABL credit facility	835
Elimination of amortization of debt issuance cost for the 13% senior subordinated notes redeemed with proceeds from this offering	(148)

Total	$(5,039)

(4)
Pro forma basic and diluted net loss per share as of December 31, 2005 is computed by dividing pro forma net loss by the weighted average number of shares outstanding for the period.

(5)
The pro forma adjustment to interest expense, net reflects the decrease of interest expense as a result of the use of proceeds from this offering to Neff Corp. of $150,000, net of fees and expenses related to this offering. The components to this adjustment to interest expense, net are as follows:

Reduction in estimated interest expense and fees in connection with borrowings under the ABL credit facility(a)	$(826)
Reduction in interest expense and amortization of original issue discount incurred in connection with the 13% senior subordinated notes	(2,665)

Total	$(3,491)

  (a)
  Estimated interest expense incurred in connection with borrowings under the ABL credit facility is based on LIBOR (as in effect during the periods presented) plus a range from 175 to 275 basis points that determined quarterly depending upon our leverage ratio. Estimated interest expense incurred also includes an unused line fee, with an applicable rate determined quarterly which ranges from 0.375% to 0.500% based upon our leverage ratio.

(6)
Reflects adjustments for the elimination of amortization of deferred debt issuance costs on the 13% senior subordinated notes.

(7)
Pro forma basic and diluted net income per share as of March 31, 2006 is computed by dividing pro forma net income by the weighted average number of shares outstanding for the period.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

        The following table sets forth selected historical consolidated financial data as of the dates and for the periods indicated. We have derived the consolidated statement of operations data for each of the years ended December 31, 2003, 2004 and 2005 and the consolidated balance sheet data as of December 31, 2004 and 2005 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the consolidated statement of operations data for the years ended December 31, 2001 and 2002 and the consolidated balance sheet data as of December 31, 2001, 2002 and 2003 from our audited consolidated financial statements that are not included in this prospectus. We have derived the consolidated statement of operations data for the three months ended March 31, 2005 and March 31, 2006 and the consolidated balance sheet data as of March 31, 2006 from our unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements have been prepared on a basis consistent with the audited financial statements. Interim financial results are not necessarily indicative of results that may be expected for the full fiscal year.

        Neff Corp. is a holding company that conducts no operations and its only material asset is its membership interest in Neff Rental LLC. In turn, Neff Rental LLC is a direct, wholly owned subsidiary of Neff Corp. and conducts no operations. The only material assets of Neff Rental LLC are the capital stock of Neff Finance Corp. and Neff Rental, Inc. Neff Rental LLC and Neff Finance Corp. were organized in June 2005, and therefore have no prior history, and Neff Finance Corp. has no material assets and serves only as the co-issuer of indebtedness incurred by Neff Rental LLC. The Recapitalization was accounted for as a leveraged recapitalization, whereby our historical basis of the assets and liabilities have been maintained.

        The following selected historical consolidated financial data should be read in conjunction with, and is qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	Year Ended December 31,										Three Months Ended March 31,
	2001		2002		2003		2004		2005		2005		2006
	(dollars in thousands, except per share data)
Statement of Operations Data
Revenues:
Rental revenues		$183,360		$165,853		$172,745		$192,880		$229,802		$47,866		$61,876
Equipment sales		33,520		14,646		23,375		42,750		36,360		10,927		11,993
Parts and service		14,122		11,236		11,228		12,058		13,461		2,994		3,791

Total revenues		231,002		191,735		207,348		247,688		279,623		61,787		77,660
Cost of revenues:
Cost of equipment sold		29,388		12,886		19,908		35,890		26,867		8,287		8,662
Depreciation of rental equipment		43,479		41,157		41,651		41,739		47,962		10,924		13,954
Maintenance of rental equipment		64,838		64,590		68,904		74,266		70,653		17,572		17,359
Costs of parts and service		9,569		7,540		6,664		7,236		8,093		1,755		2,262

Total cost of revenues		147,274		126,173		137,127		159,131		153,575		38,538		42,237

Gross profit		83,728		65,562		70,221		88,557		126,048		23,249		35,423
Other operating expenses:
Selling, general and administrative expenses		55,497		54,832		55,456		58,403		67,871		14,793		17,726
Other depreciation and amortization		10,121		6,697		6,222		5,936		5,456		1,291		1,370
Recapitalization expenses		—		—		—		—		21,276		—		—
Other expense, net(1)		5,702		2,156		—		—		—		—		—

Total other operating expenses		71,320		63,685		61,678		64,339		94,603		16,084		19,096

Income from operations(2)		12,408		1,877		8,543		24,218		31,445		7,165		16,327

Interest expense(3)		30,727		24,264		20,504		17,313		32,963		4,208		11,847
(Gain) loss on debt extinguishment(2)(4)		1,449		(12,296)		(35,026)		—		4,830		—		—
Other non-operating expense, net(5)		1,824		5,936		2,659		876		6,692		476		469
Income taxes		—		(370)		—		—		—		—		—

Income (loss) before cumulative effect of change in accounting principle		(21,592)		(15,657)		20,406		6,029		(13,040)		2,481		4,011
Cumulative effect of change in accounting principle(6)		—		(82,296)		—		—		—		—		—

Net income (loss)		$(21,592)		$(97,953)		$20,406		$6,029		$(13,040)		$2,481		$4,011

Net Income (Loss) Per Share Data(7):
Basic net income (loss) per share:
Net income (loss) before cumulative change in accounting principle	$		$		$		$		$		$		$
Cumulative effect of change in accounting principle, net		—		—		—		—		—		—		—

Net income (loss)	$		$		$		$		$		$		$

Weighted average common shares outstanding
Diluted net income (loss) per share:
Net income (loss) before cumulative change in accounting principle	$		$		$		$		$		$		$
Cumulative effect of change in accounting principle, net		—		—		—		—		—		—		—

Net income (loss)	$		$		$		$		$		$		$

Weighted average common shares outstanding
Pro Forma Net Income (Loss) Per Share Data(8):
Basic pro forma net income (loss) per share:
Pro forma net income (loss) before cumulative change in accounting principle									$				$
Cumulative effect of change in accounting principle, net										—				—

Pro forma net income (loss)									$				$

Weighted average common shares outstanding
Diluted pro forma net income (loss) per share:
Pro forma net income (loss) before cumulative change in accounting principle									$				$
Cumulative effect of change in accounting principle, net										—				—

Pro forma net income (loss)									$				$

Weighted average common shares outstanding

Other Financial Data
Depreciation of rental equipment and property and amortization(6)	$53,600	$47,854	$47,873		$47,675		$53,418	$12,215		$15,324
Capital expenditures:
Non-rental	743	495	4,066		5,694		7,819	1,779		4,721
Rental	27,934	19,965	26,826		92,331		152,305	23,882		58,975
Sales of equipment	(33,520)	(14,646)	(23,375)		(42,750)		(36,360)	(10,927)		(11,993)

Net capital expenditures(9)	(4,843)	$5,814	$7,517		$55,275		$123,764	14,734		51,703
Net cash provided by operating activities	30,428	23,232	25,737		59,867		56,106	15,342		38,176
Net cash provided by (used in) investing activities	4,843	(5,814)	(7,517)		(55,275)		(123,764)	(14,734)		(51,703)
Net cash provided by (used in) financing activities	(34,068)	(21,691)	(18,152)		(4,611)		67,610	(635)		13,527
Ratio of earnings to fixed charges(10)	—	—	1.9	x	1.3	x	—	1.5	x	1.3	x
Balance Sheet Data (at end of period)
Cash and cash equivalents	$4,305	$32	$100		$81		$33	$33		$33
Rental equipment:
Rental equipment at cost	376,384	368,023	344,125		350,976		435,075	367,430		481,029
Accumulated depreciation	(117,993)	(146,917)	(157,753)		(149,903)		(156,315)	(148,534)		(157,321)

Rental equipment, net	258,391	221,106	186,372		201,073		278,760	218,896		323,708
Total assets	414,457	281,116	246,308		261,794		360,385	276,565		406,609
Total indebtedness(11)	317,222	282,060	230,224		228,642		450,868	228,048		464,456
Total stockholders' equity (deficiency)(12)	71,769	(26,184)	(5,733)		306		(128,100)	(4,811)		(123,490)

(1)
During the year ended December 31, 2001, other expense, net represents branch closures and other related costs of $5.7 million. During the year ended December 31, 2002, other expense, net represents (a) a non-cash charge of $3.2 million related to a write-down of assets that were held for sale; (b) a recovery of $1.8 million of costs related to efforts to sell the company that were expensed in a prior period and (c) $0.7 million of costs related to a branch closing initiated during the year.

(2)
Subsequent to the issuance of our 2004 consolidated financial statements, management determined that the (gain) loss on debt extinguishment previously recorded in income from operations should have been included in other income (expense) in the accompanying 2001, 2002 and 2003 statement of operations. As a result, our 2001, 2002 and 2003 consolidated statement of operations have been restated from the amounts previously reported to appropriately present the (gain) loss on debt extinguishment. The correction relates solely to the classification of this item in the statement of operations and had no impact on our consolidated financial position, net income or its cash flows for the years ending December 31, 2001, 2002 and 2003.

(3)
Interest expense excludes the amortization of debt issue costs (see footnote 5 below).

(4)
(Gain) loss on debt extinguishment represents gains recognized on the repurchase of the previously outstanding senior subordinated notes. We purchased $43.7 million and $81.1 million in aggregate principal amount of the previously outstanding senior subordinated notes in the years ended December 31, 2002 and 2003, respectively. In each case, the previously outstanding senior subordinated notes were purchased at a market price less than face value, resulting in the gains reported in the table above for the respective periods. Loss on debt extinguishment for the year ended December 31, 2005 represents the write-off of deferred debt issuance costs and expenses incurred in connection with the defeasance of the previously outstanding senior subordinated notes and the write-off of deferred debt issuance costs which occurred as part of the Recapitalization. Loss on debt extinguishment for the year ended December 31, 2001 represents the write-off of debt issuance costs associated with the repayment of a former credit facility.

(5)
Other non-operating expense, net represents amortization of debt issue costs of $1.8 million, $2.0 million, $2.7 million, $2.0 million, $6.7 million, $0.5 million and $0.5 million for the years ended December 31, 2001, 2002, 2003, 2004, 2005 and the three months ended March 31, 2005 and 2006, respectively. Other non-operating expense, net also includes adjustments to gain on sale of business, of which (a) we recorded $3.9 million of costs in the year ended December 31, 2002 and (b) recovered $1.1 million in the year ended December 31, 2004.

(6)
We adopted SFAS No. 142, Goodwill and Other Intangible Assets, as of January 1, 2002. As a result of the adoption of that standard, we recorded a charge of $82.3 million for the year ended December 31, 2002, which we recorded as a cumulative effect of change in accounting principle in that period. See the notes to our consolidated financial statements included in this prospectus. Under SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives are no longer amortized, but are subject to annual impairment tests. Prior to our adoption of SFAS No. 142, we included in depreciation and amortization expense approximately $2.3 million for the year ended 2001. Excludes amortization of debt issue costs in all periods.

(7)
Net income (loss) per share is calculated by dividing the net income (loss) by the weighted average shares outstanding. Because of the losses shown in the year ended December 31, 2005, the incremental shares resulting from the assumed exercise of options would have been antidilutive and are therefore excluded.

(8)
Pro forma net income (loss) per share is calculated by dividing the pro forma net income (loss) by the weighted average shares outstanding. Because of the losses shown in the year ended December 31, 2005, the incremental shares resulting from the assumed exercise of options would have been antidilutive and are therefore excluded.

(9)
Net capital expenditures are total capital expenditures net of equipment sales.

(10)
The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. Earnings include net income (loss) before taxes and fixed charges. Fixed charges include interest expense and amortization of debt issue costs. Our earnings were insufficient to cover our fixed charges by $21.6 million, $98.3 million and $13.0 million for the years ended December 31, 2001, 2002 and 2005 respectively.

(11)
As of March 31, 2006, total indebtedness consisted of borrowings under the ABL credit facility, the 13% senior subordinated notes and the 11 1/4% secured senior notes in an aggregate amount of $142.5 million, $77.0 million and $245.0 million, respectively.

(12)
The balances have been restated as of December 31, 2001, 2002, 2003 and 2004. The restatement relates to the classification of an accrual for officer stock compensation recorded in the years ended December 31, 1997 and 1998, of approximately $4.4 million and $3.2 million, respectively, that should have been recorded as a component of equity rather than accrued expenses. The restatement relates solely to the classification of this item in the balance sheet and had no impact on the Company's consolidated financial position, results of operations or its cash flows for the years presented.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations covers periods prior to the Transactions. Accordingly, the discussion and analysis of historical periods do not reflect the significant impact that the Transactions have had on us. In addition, the statements in this discussion and analysis regarding industry outlook, our expectations regarding the performance of our business and the other non-historical statements are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in "Risk Factors" and "Forward-Looking Statements." Our actual results may differ materially from those contained in or implied by any forward-looking statements. You should read the following discussion together with the sections entitled "Risk Factors," "Selected Historical Consolidated Financial Data" and the historical consolidated financial statements and the notes thereto included elsewhere in this prospectus.

Recapitalization and Corporate Reorganization

        We completed the Recapitalization on June 3, 2005.

        Neff Corp. is a holding company that conducts no operations and its only material asset is its membership interest in Neff Rental LLC. In turn, Neff Rental LLC is a direct, wholly owned subsidiary of Neff Corp. and conducts no operations. The only material assets of Neff Rental LLC are the capital stock of Neff Finance Corp. and Neff Rental, Inc. Neff Rental LLC and Neff Finance Corp. were organized in June 2005, and therefore have no prior history. As a result of the Transactions, Neff Rental LLC assumed and succeeded to substantially all of the assets and liabilities of Neff Corp. Unless otherwise indicated, references to "we," "us" and "our" in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" refer to Neff Corp. and its subsidiaries.

        The Recapitalization has been accounted for as a leveraged recapitalization, whereby our historical basis of the assets and liabilities have been maintained. The corporate reorganization did not cause us to change the historical basis of our assets and liabilities.

Overview

        We are one of the largest equipment rental companies in the United States. We have 63 branches located primarily in the sunbelt states, and we rent a broad variety of construction and industrial equipment, including earthmoving, material handling, aerial, compaction and related equipment. In addition to our rental business, we sell our used rental equipment, new equipment, parts and other supplies and provide maintenance, repair and other services that supplement our rental activities.

        Our revenues are affected primarily by the rental rates we can charge for our equipment, the amount of rental fleet we have available for rent and the general economic conditions in the geographic regions in which we operate, particularly conditions affecting the non-residential construction industry.

        We divide our total revenues into the following three categories:

  •
  Rental revenues.  This category includes rental revenues and related revenues such as the fees we charge for the pickup and delivery of equipment, damage waivers and other surcharges.

  •
  Equipment sales.  This category includes revenues from the sale of our used rental equipment as well as sales of new equipment to our customers.

  •
  Parts and services.  This category includes revenues from customers for the repair of damaged rental equipment and fuel as well as from the sale of complementary parts, supplies and merchandise to our customers in conjunction with our equipment rental and sales business.

Revenues

        Our rental revenues are affected by several factors including the amount and quality of our equipment available for rent, rental rates, the mix of equipment on rent and percentage of our equipment on rent. Our revenues are also affected by weather as well as general economic conditions, in particular conditions affecting the non-residential construction industry.

        Revenues from the sale of used and new equipment are affected by price, general economic conditions, the amount and type of equipment available in the marketplace and the condition and age of the equipment. Parts and service revenues, including the sale of parts, supplies and maintenance and repair services, are affected by the amount of rental activity, prices we are able to charge, service volumes and general economic activity.

Dollar Utilization

        One of the metrics that we use to analyze our operating performance is "dollar utilization." Dollar utilization for the years ended December 31, 2003, 2004, 2005 and the three months ended March 31, 2005 and 2006 was 39.1%, 44.8%, 51.2%, 46.3% and 50.5%, respectively. Dollar utilization for any period is the ratio, expressed as a percentage, of annual rental revenues generated from our rental fleet, divided by the average monthly original cost of our rental fleet, including both owned and leased equipment, during such period. Average monthly original cost of our rental fleet as of December 31, 2003, 2004, 2005 and at March 31, 2005 and 2006 was $423.2 million, $416.6 million, $436.3 million, $408.1 million and $479.6 million, respectively.

        Management uses dollar utilization to measure the interaction of changes in our rental rates, the mix of equipment on rent and the percentage of equipment on rent, each of which affects our equipment rental revenues. However, dollar utilization is a statistic that is not financial in nature or a measure of performance or liquidity under GAAP. Accordingly, while management believes dollar utilization provides useful additional information about our business, dollar utilization should not be considered in isolation or as a substitute for comparable GAAP financial measures. In addition, our presentation of dollar utilization may not be directly comparable to that of other companies in our industry.

Cost of Revenues

        Our cost of revenues consist primarily of the following:

  •
  depreciation costs relating to our rental equipment;

  •
  the cost of repairing and maintaining our rental equipment, including parts and supplies, outside repairs, operating lease payments, personnel costs and casualty insurance premiums and claims expense; and

  •
  the net book value of the items we sell, including new and used equipment and parts, and costs to provide services.

Operating Expenses

        Operating expenses include all selling, general and administrative expenses and other amortization and depreciation. Selling, general and administrative expenses include sales force compensation, managerial and administrative payroll, marketing costs, professional fees, telecommunication costs, facility costs and taxes. Other amortization and depreciation primarily consists of depreciation of non-rental fleet equipment such as delivery vehicles, sales vehicles, leasehold improvements and office equipment.

Business Cycles and Seasonality

        Our operating results are subject to annual and seasonal fluctuations resulting from a variety of factors, including overall economic conditions and construction activity in the geographic regions we serve. These factors include increases in the competitive supply of rental equipment, the number of our significant competitors and seasonal rental patterns resulting in lower rental activity by our customers during the winter. Thus, the results of any period are not necessarily indicative of the results that may be expected from any other period.

Capital Expenditures and Fleet Age

        Our business is capital intensive. We own a substantial percentage of the equipment we rent to our customers. In 2005, we significantly increased this percentage as we continued our program of replacing equipment that we lease with purchased equipment. We expect the amount of equipment we purchase to continue to be significant as we replace aging equipment and expand the amount of the rental fleet at our existing branch locations. Historically, we have financed our equipment primarily through cash from operations, net proceeds from the sale of our used rental equipment, operating leases and borrowings under our existing credit facilities and other long-term debt.

Current Business Environment and Outlook

        We operate in a competitive and capital-intensive business environment. The participants in our industry consist of national, regional and local rental companies, certain original equipment manufacturers and their dealers and national home improvement store chains. The equipment rental industry is highly cyclical and its revenues are closely tied to general economic conditions and to conditions in the non-residential construction industry in particular. According to the U.S. Department of Commerce, spending on private, non-residential construction declined approximately 20% from 2001 through the first half of 2003. During this period, the equipment rental industry contracted primarily due to declining rates for the rental of equipment due to an oversupply of rental equipment in the marketplace and to lower demand for rental equipment. Beginning in the second half of 2003 and continuing through the present, the non-residential construction market has begun to rebound which in turn has had a positive impact on the equipment rental industry. We believe that the rental industry will continue to benefit from improving macroeconomic and non-residential construction industry conditions. McGraw-Hill construction predicts that total U.S. non-residential construction spending will grow by 7.8% and 6.1% in 2006 and 2007, respectively. We believe that these trends should continue to support increased rental demand and will result in continued improvement in our business for the foreseeable future. However, these macroeconomic factors are outside of our control, and we cannot assure you that the improvement in our operating results that we have experienced will continue in future periods. See "Risk Factors."

        One of our responses to the contraction in the rental industry during the period from 2001 through the first half of 2003 was to reduce our capital investment in our rental fleet. However, as rental industry conditions and our operating results improved we increased our capital investment in our rental fleet. In 2004, our capital expenditures primarily related to the replacement of older equipment in our rental fleet with new equipment. In 2005, we significantly increased capital expenditures from 2004 levels. This increase was mainly attributable to three factors. First, we expanded the amount of the rental fleet in our existing branch locations to capitalize on additional demand for rental equipment. Second, we accelerated our program of replacing leased equipment with purchased equipment. Third, we purchased a significant amount of fleet for existing locations in our Central Region in response to increased demand for such fleet in the period after Hurricane Katrina, which struck the Louisiana coast on August 29, 2005. The impact of Hurricane Katrina also affected our business in other ways. See "Hurricane Impact." We currently expect capital expenditures to significantly decrease in 2006 as a result of the completion of much of our program of replacing equipment we lease with purchased equipment during 2005 and the current lack of extraordinary weather conditions of the type that cause substantially increased demand for our equipment. We currently expect that despite the significant decrease from 2005 levels, our capital expenditures during 2006 will be significantly higher than 2004 levels and will be concentrated on the expansion of fleet at our existing locations.

        Overall, the rental industry has benefited from the above mentioned growth in non-residential construction and a decrease in excess available rental equipment. These factors, along with management initiatives focused on increasing rental rates, have led to strong year-over-year increases in rental rates and rental revenues for the past eleven quarters. A large proportion of our costs are fixed and, as a result, there is a strong correlation between an increase or decrease in our rental revenues and an increase or decrease in our profitability. Thus, the recent increases in rental revenues have led to a significant improvement in our income from operations. We believe that we will continue to benefit from the operating leverage afforded us by the fixed cost nature of our cost structure to the extent we are able to continue to grow our revenues due to anticipated increases in rental rates and the amount of equipment we are able to rent to customers.

Hurricane Impact

        Hurricane Katrina struck the Louisiana coast on August 29, 2005 and caused severe flood damage to New Orleans and large parts of the surrounding coastal area. The Hurricane destroyed two of our satellite locations that were used to store equipment prior to deployment in the Gulf of Mexico for rental to oil field maintenance contractors. Insurance covered the repair or replacement of our assets that suffered loss or damages. The total deductible under these insurance policies is $0.8 million. We are working closely with our insurance carriers and claims adjusters to ascertain the full amount of insurance proceeds due to us as a result of the damages and losses. Based on current estimates, total losses are not expected to exceed total insured amounts; therefore, we have recorded a loss after insurance recoveries equal to our deductible.

Critical Accounting Policies

        We prepare our financial statements in conformity with accounting principles generally accepted in the United States of America, or GAAP. Our critical accounting policies are those that are both most important to our financial condition and results of operations and require the most difficult, subjective or complex judgments on the part of management in their application, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Because of the uncertainty of factors surrounding the estimates or judgments used in the preparation of the consolidated financial statements, actual results may vary from these estimates. Our most significant areas of estimates include the valuation of rental equipment and other long-lived assets, the valuation of accounts receivable and the valuation of deferred tax assets. We believe that the following discussion represents our critical accounting policies.

Revenue Recognition

        Rental contracts are structured as operating leases entered into at the time our customer takes delivery of the equipment and revenues are recognized as they are earned over the rental period. As a result of our billing and rental cycles, there are a certain number of rental contracts entered into during a reporting period that are not billed to customers by the end of such reporting period. We identify each rental contract that has not been billed at the end of such period and calculate and record the corresponding amount of revenue to the reporting period in which the contract was entered into.

        Revenues from sales of equipment and parts are recognized at the time of shipment or, if the equipment is on lease, at the time a sales contract is finalized. Service revenues are recognized at the time the services are rendered.

Useful Lives and Salvage Value of Rental Equipment

        Rental equipment is stated at original cost less accumulated depreciation. Depreciation is recorded using the straight-line method over the estimated useful life of the related equipment (generally two to seven years with estimated 10-20% residual values). Routine repairs and maintenance are expensed as incurred; improvements are capitalized at cost.

        We routinely review the assumptions utilized in computing rates of depreciation of our rental equipment. Changes to the assumptions (such as the length of service lives and/or the amount of residual values) are made when, in the opinion of management, such changes are necessary to more appropriately allocate asset costs to operations over the service life of the assets. Management utilizes, among other factors, historical experience and industry comparisons in determining the propriety of any such changes. We may be required to change these estimates based on changes in our industry, end-markets or other circumstances. If these estimates change in the future, we may be required to recognize increased or decreased depreciation expense for these assets.

Betterment of Assets

        We charge ordinary maintenance and repair costs, such as repair costs related to equipment damage caused by a customer and preventive maintenance, to operations as incurred. Costs incurred to extend the useful life, increase efficiency or increase capacity of rental equipment are capitalized and include rebuilding tracks and undercarriages, filling pneumatic tires with foam, adding truck bodies to bare chassis and installing safety devices.

Valuation of Long-Lived Assets

        We review the valuation of our long-lived assets for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Our asset impairment review assesses the fair value of the assets based on the future cash flows we believe the assets are expected to generate. An impairment loss is recognized when these estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset (if any) are less than the carrying value of the asset. This approach uses our estimates of future market growth, revenue and costs, as well as the expected periods the assets will be utilized. These estimates and assumptions may prove to be inaccurate due to factors such as changes in economic conditions, our business prospects or other circumstances. If these estimates change in the future, we may be required to recognize write-downs of our long-lived assets.

Property and Equipment

        Property and equipment is stated at cost less accumulated depreciation. Depreciation is recorded using the straight-line method over the estimated useful lives of the related assets. Significant improvements are capitalized at cost. Repairs and maintenance are expensed as incurred.

        The capitalized cost of equipment and vehicles under capital leases is amortized over the shorter of the lease term or the asset's estimated useful life, and is included in other depreciation and amortization expense in the consolidated statements of operations.

Income Taxes

        We have recorded a deferred tax asset of approximately $17.1 million at December 31, 2005, which is completely offset by a valuation allowance. Realization of the deferred tax asset is dependent on generating sufficient taxable income in the future. The amount of the deferred tax asset considered realizable could change in the near term if estimates of future taxable income are modified and any such changes could be material. We did not record a provision for income taxes or a tax benefit for the years ended December 31, 2005, 2004 and 2003 or for the three months ended March 31, 2006 and 2005.

        As of December 31, 2005, we had net operating loss carryforwards for federal and state income tax purposes of approximately $151.7 million expiring through 2025, including approximately $7.1 million expiring between 2011 and 2015, $37.3 million expiring between 2016 and 2020, and the remaining approximately $107.3 million expiring between 2021 and 2025. Our AMT tax credit carryforwards of $0.2 million have no expiration. Utilization of the net operating loss is limited to approximately $5.0 million per year due to limitations imposed by Internal Revenue Code Section 382.

Valuation of Accounts Receivable

        We evaluate the collectibility of our receivables based on a combination of factors. We regularly analyze our customer accounts. When we become aware of a specific customer's inability to meet its financial obligations to us, such as in the case of bankruptcy or deterioration in the customer's operating results or financial position, we record a specific reserve for bad debt to reduce the related receivable to the amount we reasonably believe is collectible. We also record reserves for bad debt for all other customers based on a variety of factors including the length of time the receivables are past due, the financial health of the customer, macroeconomic considerations and historical experience. If circumstances related to specific customers change, we may determine that an increase to the allowance is required. Additionally, if actual collections of accounts receivable differ from the estimates we used to determine our allowance, we will increase or decrease, as applicable, the allowance through charges or credits to selling, general and administrative expenses in the consolidated statement of operations for the period in which such changes in collection become known. If conditions change in future periods, additional allowances or reversals may be required.

Reserve for Claims

        We are exposed to various claims relating to our business. These may include claims relating to motor vehicle accidents involving our delivery and service personnel, employment related claims and claims relating to personal injury or death caused by equipment rented or sold. We establish reserves for reported claims that are asserted against us and the claims that we believe have been incurred but not reported. These reserves reflect our estimates of the amounts that we will be required to pay in connection with these claims, net of insurance recoveries. Our estimate of reserves is based on an actuarial reserve analysis that takes into consideration the probability of losses and our historical payment experience related to claims settlements. These estimates may change based on, among other things, changes in our claims history or receipt of additional information relevant to assessing the claims. Accordingly, we may increase or decrease our reserves for claims, and such changes could be significant.

Results of Operations

Three Months Ended March 31, 2005 Compared to Three Months Ended March 31, 2006

        The following table illustrates our operating activity for the three months ended March 31, 2005 and 2006 as well as other financial data for those periods.

	Three Months Ended March 31,
	2005	2006	Change
	(dollars in thousands)
Statement of Operations Data
Revenues:
Rental revenues	$47,866	$61,876	29.3%
Equipment sales	10,927	11,993	9.8
Parts and service	2,994	3,791	26.6

Total revenues	61,787	77,660	25.7

Cost of revenues:
Cost of equipment sold	8,287	8,662	4.5
Depreciation of rental equipment	10,924	13,954	27.7
Maintenance of rental equipment	17,572	17,359	(1.2)
Costs of parts and service	1,755	2,262	28.9

Total cost of revenues	38,538	42,237	9.6

Gross profit	23,249	35,423	52.4

Selling, general and administrative expenses	14,793	17,726	19.8
Other depreciation and amortization	1,291	1,370	6.1

Income from operations	7,165	16,327	127.9

Interest expense	4,208	11,847	181.5
Other non-operating expense, net	476	469	(1.5)

Net income	$2,481	$4,011	61.7%

Other Financial Data
Dollar utilization (1)	46.3%	50.5%	9.1%
Total capital expenditures, net	$14,734	$51,703	251.0%

(1)
See "—Overview—Dollar Utilization."

  Three Months Ended March 31, 2006 Compared with Three Months Ended March 31, 2005

        Total Revenues.    Total revenues for the three months ended March 31, 2006 increased 25.7% to $77.7 million from $61.8 million for the three months ended March 31, 2005. The components of our revenues are discussed below:

        Rental Revenues.    Rental revenues for the three months ended March 31, 2006 increased 29.3% to $61.9 million from $47.9 million for the three months ended March 31, 2005. The increase in rental revenues was primarily due to increases in rental rates and in the size of our rental fleet. For the three months ended March 31, 2006, we estimate that our rental rates increased 7.7% as a result of the improved conditions in the non-residential construction industry. The increase in rental rates led to an increase in dollar utilization to 50.5% for the three months ended March 31, 2006 from 46.3% for the three months ended March 31, 2005. As of March 31, 2006, our average rental fleet value at original cost increased to $479.6 million from $408.1 million as of March 31, 2005. Total rental revenues at locations open for more than one year increased 30.7% for the three months ended March 31, 2006.

        Equipment Sales.    Equipment sales revenue for the three months ended March 31, 2006 increased 9.8% to $12.0 million from $10.9 million for the three months ended March 31, 2005. The increase in equipment sales was due to management's decision to sell more of our rental fleet during the quarter in order to purchase new equipment and to take advantage of strong demand for used rental equipment.

        Parts and Service.    Revenues from the sales of parts and service for the three months ended March 31, 2006 increased 26.6% to $3.8 million from $3.0 million for the three months ended March 31, 2005. The increase in parts and service revenue was primarily due to the general increase in rental activity during the quarter.

        Cost of Equipment Sold.    Costs associated with the sales of rental equipment increased 4.5% to $8.7 million for the three months ended March 31, 2006 from $8.3 million for the three months ended March 31, 2005, primarily as a result of the increase in the amount of equipment sales.

        Depreciation of Rental Equipment.    Depreciation of rental equipment for the three months ended March 31, 2006 increased 27.7% to $14.0 million from $10.9 million for the three months ended March 31, 2005. The increased depreciation expense of rental equipment is primarily due to the increase in size of our rental fleet in addition to our decision to replace certain of our rental fleet previously held on operating leases with owned fleet.

        Maintenance of Rental Equipment.    Maintenance costs associated with our rental equipment decreased 1.2% to $17.4 million for the three months ended March 31, 2006 from $17.6 million for the three months ended March 31, 2005, primarily due to our decision to replace certain of our rental fleet previously held on operating leases with owned fleet and a reduction in the age of our rental fleet partially offset by increased fuel costs, payroll and payroll related expenses.

        Cost of Parts and Service.    Costs associated with generating our parts and service revenues increased 28.9% to $2.3 million for the three months ended March 31, 2006 from $1.8 million for the three months ended March 31, 2005, primarily as a result of increased volume of parts and service revenue.

        Gross Profit.    Gross profit for the three months ended March 31, 2006 increased 52.4% to $35.4 million or 45.6% of total revenues from $23.2 million or 37.6% of total revenues for the three months ended March 31, 2005. The increase in gross profit was primarily due to an increase in rental revenue gross profit of $11.2 million resulting from an increase in the size of our rental fleet and increased rental rates.

        Selling, General and Administrative Expenses.    Selling, general and administrative expenses for the three months ended March 31, 2006 increased 19.8% to $17.7 million from $14.8 million for the three months ended March 31, 2005. The increase in selling, general and administrative expenses is primarily due to increased payroll and payroll related expenses as a result of increases in salaries and incentive compensation. As a percentage of revenue, selling, general and administrative expenses decreased to 22.8% of total revenues for the three months ended March 31, 2006 from 23.9% of total revenues for the three months ended March 31, 2005.

        Other Depreciation and Amortization.    Other depreciation and amortization expense (which relates to non-rental equipment) for the three months ended March 31, 2006 increased 6.1% to $1.4 million from $1.3 million for the three months ended March 31, 2005. The increase is due to increased levels of property and equipment.

        Income from Operations.    Income from operations for the three months ended March 31, 2006 increased 127.9% to $16.3 million or 21.0% of total revenues from $7.2 million or 11.6% of total revenues for the three months ended March 31, 2005, primarily as a result of the foregoing reasons.

        Interest Expense.    Interest expense for the three months ended March 31, 2006 increased 181.5% to $11.8 million from $4.2 million for the three months ended March 31, 2005. The increase is primarily due to increased borrowings to fund the Recapitalization and higher interest rates on those borrowings.

        Other non-operating expense, net.    Other non-operating expense, net represents amortization of debt issuance costs during the periods presented and was $0.5 million for the three months ended March 31, 2006 and 2005.

        Net Income.    For the reasons described above, net income for the three months ended March 31, 2006 increased 61.7% to $4.0 million from net income of $2.5 million for the three months ended March 31, 2005.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2004 Compared to Year Ended December 31, 2005

        The following table illustrates our operating activity for the years ended December 31, 2003, 2004 and 2005 as well as other financial data for those periods.

	Years Ended December 31			Years Ended December 31
	2003	2004	Change	2004	2005	Change
				(As Restated)(1)
	(dollars in thousands)			(dollars in thousands)
Statement of Operations Data
Revenues:
Rental revenues	$172,745	$192,880	11.7%	$192,880	$229,802	19.1%
Equipment sales	23,375	42,750	82.9	42,750	36,360	(14.9)
Parts and service	11,228	12,058	7.4	12,058	13,461	11.6

Total revenues	207,348	247,688	19.5	247,688	279,623	12.9

Cost of revenues:
Cost of equipment sold	19,908	35,890	80.3	35,890	26,867	(25.1)
Depreciation of rental equipment	41,651	41,739	*	41,739	47,962	14.9
Maintenance of rental equipment	68,904	74,266	7.8	74,266	70,653	(4.9)
Costs of parts and service	6,664	7,236	8.6	7,236	8,093	11.8

Total cost of revenues	137,127	159,131	16.1	159,131	153,575	(3.5)

Gross profit	70,221	88,557	26.1	88,557	126,048	42.3

Selling, general and administrative expenses	55,456	58,403	5.3	58,403	67,871	16.2
Other depreciation and amortization	6,222	5,936	(4.6)	5,936	5,456	(8.1)
Recapitalization expenses	—	—	—	—	21,276	n/m

Income from operations(1)	8,543	24,218	183.5	24,218	31,445	29.8

Interest expense	20,504	17,313	(15.6)	17,313	32,963	90.4
(Gain) loss on debt extinguishment(1)	(35,026)	—	n/m	—	4,830	n/m
Other non-operating expense, net	2,659	876	(67.1)	876	6,692	664.0

Net income (loss)	$20,406	$6,029	(70.5)%	$6,029	$(13,040)	(316.3)%

Other Financial Data
Dollar Utilization(2)	39.1%	44.8%	14.6%	44.8%	51.2%	14.3%
Total Capital Expenditures, net	$7,517	$55,275	635.3%	$55,275	$123,764	123.9%

*
Represents less than 1%.

n/m
means the percentage change is not meaningful.

(1)
Subsequent to the issuance of the 2004 consolidated financial statements, management determined that the gain on debt extinguishment recorded in income from operations should have been included in other income (expense) in the accompanying 2003 statement of operations. As a result, our 2003 consolidated financial statements have been restated from the amounts previously reported to appropriately present the gain on debt extinguishment. The restatement relates solely to the classification of this item in the statement of operations and had no impact on our consolidated financial position, net income or cash flows for the year ending December 31, 2003.

(2)
See "—Overview—Dollar Utilization."

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

        Total Revenues.    Total revenues for the year ended December 31, 2005 increased 12.9% to $279.6 million from $247.7 million for the year ended December 31, 2004. The components of our revenues are discussed below:

        Rental Revenues.    Rental revenues for the year ended December 31, 2005 increased 19.1% to $229.8 million from $192.9 million for the year ended December 31, 2004. The increase in rental revenues was primarily due to an increase in rental rates, an increase in the size of the rental fleet and increased fleet utilization. For the year ended December 31, 2005, we estimate that our rental rates increased 11.1% compared with our rental rates for the year ended December 31, 2004 driven by improved conditions in the non-residential construction market. The increase in rates, led to an increase in dollar utilization to 51.2% for the year ended December 31, 2005 from 44.8% for the year ended December 31, 2004. For the year ended December 31, 2005 the average monthly original cost of our rental fleet increased to $436.3 million from $416.6 at December 31, 2004, as a result of increased capital expenditures. Total rental revenues at locations open for more than one year increased 21.0% for the year ended December 31, 2005 compared with the year ended December 31, 2004.

        Equipment Sales.    Equipment sales revenues for the year ended December 31, 2005 decreased 14.9% to $36.4 million from $42.8 million for the year ended December 31, 2004. The decline in equipment sales revenues was due to our decision to reduce the amount of sales of used rental fleet in order to maximize the amount of equipment available for rent.

        Parts and Service.    Revenues from the sales of parts and service for the year ended December 31, 2005 increased 11.6% to $13.5 million from $12.1 million for the year ended December 31, 2004. The increase in these revenues in 2005 was primarily due to the general increase in rental activity in the current year.

        Cost of Equipment Sold.    Costs associated with the sale of rental equipment decreased 25.1% to $26.9 million for the year ended December 31, 2005 from $35.9 million for the year ended December 31, 2004, primarily as a result of the decrease in the amount of equipment sales.

        Depreciation of Rental Equipment.    Depreciation of rental equipment increased 14.9% to $48.0 million for the year ended December 31, 2005 from $41.7 million in the year ended December 31, 2004. The increased expense in depreciation of rental equipment is primarily due to the increase in size of our rental fleet as well as our decision to begin replacing rental fleet previously held on operating leases with owned fleet.

        Maintenance of Rental Equipment.    Maintenance costs associated with our rental equipment decreased 4.9% to $70.7 million for the year ended December 31, 2005 from $74.3 million for the year ended December 31, 2004, primarily as a result of a decrease in operating lease expenses due to our decision to replace certain of our rental fleet previously held under operating leases with owned fleet. This decrease was partially offset by an increase in payroll and payroll related expenses due to an increase in maintenance employee headcount and fuel costs, and an increase in operating lease expenses on delivery vehicles as we decided to finance certain delivery vehicles under operating leases.

        Costs of Parts and Service.    Costs associated with generating our parts and service revenues increased 11.8% to $8.1 million for the year ended December 31, 2005 from $7.2 million for the year ended December 31, 2004, primarily as a result of increased parts and service revenues.

        Gross Profit.    Gross profit for the year ended December 31, 2005 increased $37.5 million, or 42.3%, to $126.1 million from $88.6 million for the year ended December 31, 2004. The increase in gross profit was primarily due to an increase in rental revenue gross profit of $34.3 million or 44.6% as a result of increased rental revenue. The increase in gross profit was also due to a $2.6 million or

38.4% increase in equipment sales profit as the margin on equipment sales increased as a result of the improved market conditions for equipment sales. As a percentage of total revenues, gross profit increased to 45.1% in 2005 from 35.8% in 2004.

        Selling, General and Administrative Expenses.    Selling, general and administrative expenses for the year ended December 31, 2005 increased 16.2% to $67.9 million from $58.4 million for the year ended December 31, 2004. The increase in selling, general and administrative expenses is primarily increased payroll expenses as a result of increases in the number of employees, base salaries and incentive compensation. As a percentage of total revenue, selling, general and administrative expenses increased to 24.3% of total revenues in 2005 from 23.6% of total revenues for 2004.

        Other Depreciation and Amortization.    Other depreciation and amortization expense (which relates to non-rental equipment) for the year ended December 31, 2005 decreased 8.1% to $5.5 million or 2.0% of total revenues from $5.9 million or 2.4% of total revenues for the year ended December 31, 2004. This decrease is primarily due to our decision to begin financing some of our delivery vehicles under operating leases. This financing of certain delivery vehicles with operating leases was offset by a decrease in owned delivery vehicles which has the effect of decreasing other depreciation and amortization while increasing maintenance of rental equipment and other rental expenses.

        Recapitalization Expenses.    Recapitalization expenses for the year ended December 31, 2005 are comprised of $3.4 million of non-recurring compensation and $17.9 million of stock compensation expense incurred as a result of the Recapitalization during the second quarter of 2005. There were no recapitalization expenses in 2004.

        Income from Operations.    Income from operations for the year ended December 31, 2005 increased 29.8% to $31.4 million or 11.2% of total revenues from $24.2 million or 9.8% of total revenues for the year ended December 31, 2004, primarily as a result of the foregoing reasons. Income from operations, excluding non-recurring Recapitalization expenses, increased 117.7% to $52.7 million, or 18.9% of total revenues in 2005 from $24.2 million, or 9.8% of total revenues, in 2004.

        Interest Expense.    Interest expense for the year ended December 31, 2005 increased 90.4% to $33.0 million from $17.3 million for the year ended December 31, 2004. The increase was primarily attributable to increased borrowings to fund the Recapitalization and higher interest rates on those borrowings.

        Loss on Debt Extinguishment.    For the year ended December 31, 2005, we recognized a loss of $4.8 million on debt extinguishment resulting from the refinancing of substantially all of our debt during the second quarter of 2005 in connection with the Recapitalization.

        Other Non-Operating Expense, Net.    Other non-operating expense, net primarily represent amortization of debt issue costs. Other non-operating expense, net for the year ended December 31, 2005 increased to $6.7 million from $0.9 million for the year ended December 31, 2004. As a result of the Recapitalization, we entered into a bridge loan in June 2005. The bridge loan was refinanced in July 2005 and as a result all of the deferred debt issuance costs related to the bridge loan, totaling $5.0 million, were expensed in 2005.

        Net Income (Loss).    For the reasons described above, we had a net loss for the year ended December 31, 2005 of $(13.0) million compared to net income of $6.0 million for the year ended December 31, 2004.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

        Total Revenues.    Total revenues for the year ended December 31, 2004 increased 19.5% to $247.7 million from $207.3 million for the year ended December 31, 2003. The components of our revenues are discussed below:

        Rental Revenues.    Rental revenues for the year ended December 31, 2004 increased 11.7% to $192.9 million from $172.7 million for the year ended December 31, 2003. The increase in rental revenues was primarily due to improved conditions in the non-residential construction industry that led to increased rental rates. For the year ended December 31, 2004, we estimate that our rental rates increased 15.2% compared with our rental rates for the year ended December 31, 2003. The increase in rates, partially offset by a lower number of units on rent in 2004, led to an increase in dollar utilization to 44.8% for the year ended December 31, 2004 from 39.1% for the year ended December 31, 2003. Total rental revenues at locations open for more than one year increased 14.8% for the year ended December 31, 2004 compared with the year ended December 31, 2003.

        Equipment Sales.    Equipment sales revenues for the year ended December 31, 2004 increased 82.9% to $42.8 million from $23.4 million for the year ended December 31, 2003. The growth in equipment sales revenues was driven by our efforts to retire and sell older equipment as we increased our capital expenditures for new fleet. The growth in equipment sales revenues was also partly attributable to an increase in equipment sales activity in Florida during the fourth quarter of 2004 as a result of an active hurricane season.

        Parts and Service.    Revenues from the sales of parts and service for the year ended December 31, 2004 increased 7.4% to $12.1 million from $11.2 million for the year ended December 31, 2003. The increase in these revenues in 2004 was primarily due to the general increase in rental activity.

        Cost of Equipment Sold.    Costs associated with the sale of rental equipment increased 80.3% to $35.9 million for the year ended December 31, 2004 from $19.9 million for the year ended December 31, 2003, primarily as a result of the increase in the amount of equipment sales.

        Depreciation of Rental Equipment.    Depreciation of rental equipment remained unchanged at $41.7 million for the years ended December 31, 2004 and 2003 since the depreciable cost of our equipment was relatively unchanged in 2004 in comparison to 2003. As a percentage of total revenues, depreciation of rental equipment decreased to 16.9% of total revenues for the year ended December 31, 2004 from 20.1% of total revenues for the year ended December 31, 2003 as a result of higher total revenues in 2004 as compared with 2003.

        Maintenance of Rental Equipment.    Maintenance costs associated with our rental equipment increased 7.8% to $74.3 million for the year ended December 31, 2004 from $68.9 million for the year ended December 31, 2003, primarily as a result of increases in (i) operating lease expenses on rental fleet, (ii) operating lease expenses on delivery vehicles, (iii) repair costs due to the aging of the rental fleet and (iv) payroll and payroll related expenses due to an increase in maintenance employee headcount. As a percentage of total revenues, however, maintenance costs decreased from 33.2% in 2003 to 30.0% in 2004 as a result of higher total revenues in 2004 as compared with 2003.

        Costs of Parts and Service.    Costs associated with generating our parts and service revenues increased 8.6% to $7.2 million for the year ended December 31, 2004 from $6.7 million for the year ended December 31, 2003, primarily as a result of increased parts and service revenues.

        Gross Profit.    Gross profit for the year ended December 31, 2004 increased $18.4 million, or 26.1%, to $88.6 million from $70.2 million for the year ended December 31, 2003. The increase in gross profit was partly due to an increase in rental revenue profit of $14.7 million as a result of increased rental rates and utilization of the rental equipment. The increase in gross profit was also due to a $3.4 million increase in equipment sales profit as equipment sales volume and margins increased. Equipment sales volume was higher as we increased the pace of replacement of our rental fleet. Equipment sales margins increased as a result of the increase in hurricane related equipment sales.

        Selling, General and Administrative Expenses.    Selling, general and administrative expenses for the year ended December 31, 2004 increased 5.3% to $58.4 million from $55.5 million for the year ended

December 31, 2003. The increase in selling, general and administrative expenses was primarily attributable to the increases in base salaries, commissions and payments under our incentive compensation programs. As a percentage of total revenues, however, selling, general and administrative expenses decreased to 23.6% of total revenues for the year ended December 31, 2004 from 26.8% of total revenues for the year ended December 31, 2003.

        Other Depreciation and Amortization.    Other depreciation and amortization expense (which relates to non-rental equipment) for the year ended December 31, 2004 decreased 4.6% to $5.9 million or 2.4% of total revenues from $6.2 million or 3.0% of total revenues for the year ended December 31, 2003. This decrease was primarily due to our decision to begin financing some of our delivery vehicles under operating leases. The financing of certain delivery vehicles with operating leases resulted in a decrease in owned delivery vehicles which has the effect of decreasing other depreciation and amortization while increasing maintenance of rental equipment and other rental expenses.

        Income from Operations.    Income from operations for the year ended December 31, 2004 increased 183.5% to $24.2 million or 9.8% of total revenues from $8.5 million or 4.1% of total revenues for the year ended December 31, 2003, primarily as a result of the reasons described above.

        Interest Expense.    Interest expense for the year ended December 31, 2004 decreased 15.6% to $17.3 million from $20.5 million for the year ended December 31, 2003. The decrease was primarily attributable to decreased borrowings and decreased interest rates under our variable rate debt during 2004 and a reduction in the aggregate amount of interest paid on our previously outstanding senior subordinated notes due to our repurchase of $81.1 million of aggregate principal amount of such notes during the second quarter of 2003.

        Gain on Debt Extinguishment.    For the year ended December 31, 2004, we did not recognize a gain on debt extinguishment. For the year ended December 31, 2003, we recognized a gain of $35.0 million on debt extinguishment resulting from the repurchase of $81.1 million of aggregate principal amount of our previously outstanding senior subordinated notes during that year. Our previously outstanding senior subordinated notes were repurchased at a market price which was 43% less than face value, resulting in the gain reported above.

        Other Non-Operating Expense, Net.    Other non-operating expense, net represents amortization of debt issue costs and also includes an adjustment to the gain on sale of a business. Other non-operating expense, net for the year ended December 31, 2004 decreased 67.1% to $0.9 million from $2.7 million for the year ended December 31, 2003. The decrease was primarily attributable to a decline of $0.7 million in amortization of debt issue costs and the income recognized in 2004 for an adjustment to the gain on sale of a business.

        Net Income.    For the reasons described above, net income for the year ended December 31, 2004 decreased 70.5% to $6.0 million from $20.4 million for the year ended December 31, 2003.

Liquidity and Capital Resources

        During the three months ended March 31, 2006, our operating activities provided net cash flow of $38.2 million as compared to $15.3 million for the three months ended March 31, 2005. The increase is attributable to increased net income and changes in working capital related primarily to an increase in accounts payable and accrued expenses of $19.2 million due to the timing of receipt and payment of invoices.

        Cash used in investing activities was $51.7 million for the three months ended March 31, 2006 as compared to $14.7 million for the three months ended March 31, 2005. The increase in cash used in investing activities was primarily due to additional purchases of rental equipment in order to expand the size of our rental fleet. We received cash proceeds from the sale of equipment assets of

$12.0 million for the three months ended March 31, 2006 and $10.9 million for the three months ended March 31, 2005.

        Net cash provided by financing activities was $13.5 million for the three months ended March 31, 2006 as compared to net cash used of $0.6 million for the three months ended March 31, 2005. The change in cash from financing activities was primarily due to borrowings under the ABL credit facility during the first quarter of 2006 as compared to repayment of debt under our then existing credit facility during the first quarter of 2005.

        During 2005, our operating activities provided net cash flow of $56.1 million as compared to $59.9 million for 2004. This decrease is primarily attributable to decreased net income combined with changes in working capital as a result of our operations.

        Net cash used in investing activities was $123.8 million for 2005 as compared to $55.3 million net cash used in investing activities for the same period of the prior year. The change in cash used in investing activities was due primarily to increased purchases of rental equipment and reduced proceeds from sales of rental equipment in 2005 compared with the prior year.

        Net cash provided by financing activities was $67.6 million for 2005 as compared to net cash used of $4.6 million for 2004. The change in cash from financing activities is due primarily to the net borrowings related to the Recapitalization in 2005.

        Our primary sources of liquidity continue to be cash flow from operations and borrowings under the ABL credit facility. We expect that ongoing requirements for debt service and capital expenditures will be funded from these sources.

        We incurred substantial indebtedness in connection with the Transactions. Our significant debt service obligations following the Transactions could, under certain circumstances, have material consequences to you. See "Risk Factors—Risks Relating to our Business—To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control and any failure to met our debt service obligations could harm our business, financial condition and our ability to grow."

        As part of the Transactions, we borrowed $245.0 million under the bridge facility (which amounts we repaid in full with the proceeds from the 11 1/4% senior secured notes), issued $80.0 million in aggregate principal amount of the 13% senior subordinated notes and entered into the ABL credit facility, which provides for aggregate borrowings of up to $225.0 million, subject to a borrowing base availability formula. As of March 31, 2006, we had approximately $142.5 million of borrowings under the ABL credit facility, and we may make additional borrowings under the ABL credit facility depending upon our working capital needs. See "Risk Factors—Risks Relating to our Business—Our substantial indebtedness could adversely affect our financial health, our cash flow and our ability to operate our business, and prevent us from fulfilling our obligations under our indebtedness." The ABL credit facility will be available until 2010.

        The ABL credit facility contains various restrictive covenants. It limits us from prepaying other indebtedness and it requires us to obtain rental equipment appraisals on a quarterly basis. In addition, the ABL credit facility restricts our ability to incur indebtedness or liens, make investments or declare or pay any dividends. The indentures governing the 11 1/4% senior secured notes and the 13% senior subordinated notes, among other things and subject to certain exceptions: (i) limit our ability and the ability of our subsidiary to incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments and enter into certain transactions with affiliates and (ii) place restrictions on our ability and the ability of our subsidiary to merge or consolidate with any other person or sell, assign, transfer, convey or otherwise dispose of all or substantially all of our assets. For more information, see "Description of Indebtedness."

  Adequacy of Capital Resources

        Historically, we have funded our purchases of rental equipment primarily through cash from operations, net proceeds from the sale of our used rental equipment, bank lines of credit and issuances of debt securities.

        Our business is capital intensive. We purchase new equipment both to expand the size and maintain the age of our rental fleet. For the years ended December 31, 2003, 2004 and 2005, we spent $26.8 million, $92.3 million and $152.3 million, respectively, on new rental equipment. Although we reduced our purchases of rental equipment during 2001 to 2003, we significantly increased expenditures to replace aging equipment and to increase the size of our rental fleet in 2004 and 2005 and expect to continue to expand the size of our rental fleet during 2006. We currently expect to finance such equipment purchases with borrowings under the ABL credit facility, cash flow from operations and proceeds from sales of used equipment. The amount available for borrowing under the ABL credit facility at any time is determined by a borrowing base formula. See "Description of Indebtedness—The ABL Credit Facility."

        Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Based on our current level of operations, we believe our cash flow from operations, available cash and available borrowings under the ABL credit facility will be adequate to meet our future liquidity needs over the next 12 months.

        We cannot assure you, however, that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under the ABL credit facility in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including the ABL credit facility, on commercially reasonable terms or at all. See "Risk Factors—Risks Relating to our Business—To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control and any failure to meet our debt service obligations could harm our business, financial condition and our ability to grow."

        In addition, we currently are actively considering, and from time to time in the future we may actively consider, strategic opportunities to expand our operations and leverage our capabilities. We evaluate acquisitions as opportunities arise and may be engaged in varying levels of negotiations with potential counterparties for any such transaction at any time. Acquisition candidates may include single branches, regional rental companies and national competitors. To date, we have not entered into any definitive agreement with respect to any such opportunities. If we pursue any of these opportunities, we may require additional equity or debt financing to consummate those transactions, and there can be no assurance that we will be able to obtain such financing on favorable terms or at all. If we incur additional indebtedness to finance such transactions, this will place greater demands our cash flows to service our increased debt. See "Risk Factors—Risks Relating to our Business—If we are unable to obtain additional capital as required, we may be unable to fund the capital outlays required for the success of our business, including those relating to purchasing equipment, opening new rental locations and customer repair centers, making acquisitions and refinancing existing indebtedness."

Contractual and Other Obligations

        The following table reflects our contractual obligations, commercial commitments and long-term indebtedness as of March 31, 2006:

	Payments Due by Period
	Total	Within 1 year(4)	1-3 years	4-5 years	More than 5 years
	(in thousands)
Contractual obligations:
Operating leases	$20,714	$6,960	$8,113	$3,082	$2,559

Long-term debt obligations:
ABL credit facility(1)	$174,312	$7,543	$10,058	$156,711	$—
Outstanding senior notes(2)	421,860	27,563	55,125	55,125	284,047
Outstanding subordinated notes(3)	154,127	10,400	20,800	20,800	102,127

Total long-term debt obligations	$750,299	$45,506	$85,983	$232,636	$386,174

(1)
Reflects interest rate of approximately 7.1%, calculated as of March 31, 2006, matures in June, 2010.

(2)
Reflects interest rate of 11 1/4%, matures in June, 2012.

(3)
Reflects interest rate of 13%, matures in June, 2013.

(4)
Includes interest for period from April 1, 2006 until December 31, 2006.

Off-Balance Sheet Transactions

        In connection with the defeasance of our previously outstanding senior subordinated notes, we entered into an irrevocable redemption deposit agreement with U.S. Bank National Association, the trustee and paying agent under the indentures governing those notes. We deposited into the trust an amount in cash sufficient to pay all principal on those notes, plus a redemption premium equal to 1.708%, plus all accrued and unpaid interest to, but not including, the redemption date. The funds held in trust were applied by the trustee to redeem the previously outstanding senior subordinated notes on July 5, 2005. The aggregate amount of funds we deposited in the trust was approximately $77.3 million.

        In accordance with SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities", and other applicable accounting standards, indebtedness is considered extinguished if, among other things, the debtor (a) irrevocably places cash or other risk-free monetary assets in a trust solely for satisfying that indebtedness and (b) the debtor is legally released from being the primary obligor on the indebtedness. Following these guidelines, our release as primary obligor with respect to the previously outstanding senior subordinated notes and the irrevocable deposit of funds in the trust in a sufficient amount in cash to fully defease all of our obligations under the indentures becomes an asset that offsets our obligations in respect of the previously outstanding senior subordinated notes and, accordingly, both the asset and the liability are removed from our balance sheet.

Quantitative and Qualitative Disclosure About Market Risk

        The fair market value of long-term fixed interest rate debt is subject to interest rate risk. Generally, the fair market value of fixed interest rate debt will increase as interest rates fall and decrease as interest rates increase. The fair value of the ABL credit facility is assumed to be equal to its carrying value, as interest rates approximate market rates. As of March 31, 2006, we had 11 1/4% senior secured notes with a face value of $245.0 million and an estimated fair value of $258.7 million, based on quoted market prices. The estimated fair value of the outstanding 13% senior subordinated notes at March 31, 2006 was $77.0 million, which approximates the carrying value. As of March 31, 2006, the 13% senior subordinated notes were recorded net of $3.1 million of unamortized discount.

        At March 31, 2006, we had fixed rate debt of $322.0 million and variable rate debt of $142.5 million. Holding debt levels constant, a one percentage point increase in interest rates would decrease the fair market value of our fixed rate debt by approximately $14.6 million and increase interest expense for our variable rate debt by approximately $1.4 million.

Inflation

        Although we cannot accurately anticipate the effect of inflation on our operations, we believe inflation has not had, and is not likely in the foreseeable future to have, a material impact on our results of operations.

Recent Accounting Pronouncements

        In November 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 151, "Inventory Costs-an amendment of ARB No. 43, Chapter 4" ("SFAS 151"). SFAS 151 amends previously issued guidance and clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS 151 requires that those items be recognized as current-period charges. SFAS 151 also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not expect SFAS 151 to have a material impact on our consolidated financial statements.

        In December 2004, the FASB issued SFAS No. 123-R, "Share-Based Payment" ("SFAS 123-R"). The provisions of the new standard were scheduled to go into effect for all interim or annual periods beginning after June 15, 2005. SFAS 123-R requires that compensation cost for all share-based employee payments be recognized in the statement of operations based on grant date fair values of the awards, adjusted to reflect estimated forfeitures and the outcome of certain other conditions. The fair value is generally not remeasured, except in limited circumstances, or if the award is subsequently modified. The statement requires us to estimate the fair value of stock-based awards and recognize expense in the statement of operations as the related services are provided. This changed current practice, as, upon adoption, we ceased using the "intrinsic value" method of accounting, currently permitted by APB 25, that resulted in no expense for all of our stock option awards.

        In March 2005, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 107 ("SAB 107") which expresses views of the SEC staff regarding the application of SFAS 123-R. Among other things, SAB 107 provides interpretive guidance related to the interaction between SFAS 123-R and certain SEC rules and regulations, as well as provides the SEC staff's views regarding the valuation of share-based payment arrangements for public companies. On April 14, 2005, the SEC announced the adoption of a new rule that amends the adoption dates of SFAS 123-R. The new rule allows companies to implement SFAS 123-R at the beginning of their first fiscal year that begins after June 15, 2005 or December 15, 2005, for small business issuers. We adopted the provisions of the statement as of the beginning of our fiscal year ending December 31, 2006 and for future periods. Adoption of the standard may have a material impact on the results of operations in future periods.

        In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29" ("SFAS 153"). The guidance in APB Opinion No. 29, "Accounting for Nonmonetary Transactions" ("APB 29"), is based on the principle that exchanges of nonmonetary assets should be measured based on the fair values of the assets exchanged. The guidance in APB 29, however, included certain exceptions to that principle. This statement amends APB 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary exchanges occurring during fiscal years beginning after June 15, 2005. We are currently assessing the impact, if any, that SFAS 153 will have on the results of operations, financial position or cash flows.

Internal Controls and Procedures

        In the course of conducting the audit of our 2005 financial statements, our independent auditors identified an internal control deficiency that constituted a "material weakness," as defined by the Public Company Accounting Oversight Board. The material weakness concerned our interpretation and implementation of various complex accounting principles in the area of unique non-recurring transactions, specifically the accounting for certain stock compensation expenses relating to our recent Recapitalization.

        With respect to the Recapitalization, the complex accounting principles included accounting for stock compensation expenses related to the in-the-money value of stock options repurchased in the Recapitalization. The material weakness related to this transaction included the process of determining the proper accounting to be applied to stock compensation elements of the Recapitalization.

        With respect to this unique non-recurring transaction, we performed additional analysis relating to accounting for such stock compensation issues in the context of preparing our financial statements. After dialogues with our independent registered public accountants, we revised our accounting treatment and conclusions and made adjustments to the balances that we ultimately used in preparing our financial statements. Upon a determination that it was appropriate to make such adjustments, we concluded that we had a material weakness in our internal controls over financial reporting.

        During the second quarter of 2006, we commenced implementation of a remediation plan to supplement our existing processes to (a) identify internally unique non-recurring transactions occurring during the quarter and (b) assess the accounting treatment to be used in connection with such transactions. These supplemental elements include (a) additional internal reviews of the underlying transactions and related accounting conclusions and (b) if considered necessary, the use of external consulting expertise to provide additional advice relating to our accounting interpretations.

        Neff Corp. will become a public reporting company, subject to the disclosure and other requirements of the Securities Act, upon consummation of this offering. As a public company, our management team, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, will be required to evaluate the effectiveness of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15 as of the end of the period covered by each annual and quarterly report we file under the Exchange Act. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer will be required to make a conclusion as to whether our disclosure controls and procedures are effective for ensuring that information required to be disclosed by us in our public reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Act are accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. We also will be required to identify whether there were any changes in our internal control over financial reporting that occurred during our most recent quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. In conjunction with its evaluation, our management will be required to communicate its findings to the Audit Committee of our board of directors.

        Furthermore, we have retained an independent firm to assist us in complying with the internal controls and procedures requirements of the Sarbanes-Oxley Act of 2002 and assist us in taking additional steps to implement an internal control structure and procedures for financial reporting, including those contemplated by Section 404 of the Sarbanes-Oxley Act of 2002.

        In the course of responding to the matters raised by our independent auditors and our continuing evaluation of our internal controls and procedures, we may decide to, or be required to, make additional changes to our internal controls and procedures that could change the way we record, process, summarize and report financial data.

Changes in Independent Auditors

        On May 26, 2004, we notified Deloitte & Touche LLP ("Deloitte") that it had been dismissed as our independent auditors.

        Deloitte's audit report on our consolidated financial statements for the years ending December 31, 2002 and 2001, dated March 11, 2003, includes an explanatory paragraph regarding our ability to continue as a going concern. Our non-compliance with certain covenants of our then existing revolving credit facility and our recurring losses from operations raised substantial doubt about our ability to continue as a going concern. Deloitte's audit report on our consolidated financial statements for the years ending December 31, 2003 and 2002, dated March 20, 2004, was unqualified.

        In connection with the audit of our financial statements for the years ended December 31, 2003 and 2002 and any subsequent period through the date of dismissal, (i) there were no disagreements between us and Deloitte on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which Deloitte decided needed to be referenced in its report on the consolidated financial statements for such periods and (ii) there were no "reportable events" as such term is defined in Item 304(a)(1)(v) of Regulation S-K.

        On May 27, 2004, we engaged Kaufman, Rossin & Co., ("Kaufman") to audit our financial statements for the fiscal year ended December 31, 2004.

        On November 22, 2005, Kaufman notified the Audit Committee of Neff's board of directors that it had resigned its engagement effective immediately.

        Kaufman audited our 2004 fiscal year consolidated financial statements and reviewed our condensed consolidated financial statements for each of the three fiscal quarters in the period ended September 30, 2005. Kaufman's report dated March 9, 2005 on our consolidated financial statements for the fiscal year ended December 31, 2004 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. During the fiscal year ended December 31, 2004 and the subsequent interim period from January 1, 2005 through November 22, 2005, (i) there were no disagreements between us and Kaufman on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which Kaufman decided needed to be referenced in its report on the consolidated financial statements for such periods and (ii) there were no "reportable events" as such term is defined in Item 304(a)(1)(v) of Regulation S-K.

        On March 3, 2006, we engaged Deloitte to audit our financial statements for the fiscal year ended December 31, 2005.

        From any date subsequent to May 27, 2004 until March 3, 2006, we did not, nor did anyone acting on our behalf, consult with Deloitte regarding either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements.

BUSINESS

Our Company

        We are one of the largest equipment rental companies in the United States. Through our 63 branches, located primarily in the sunbelt states, we rent a broad variety of construction and industrial equipment, including earthmoving, material handling, aerial, compaction and related equipment. We believe what differentiates us from many of our competitors is that we have a particular focus on renting earthmoving equipment, which comprises approximately 50% of the total original equipment cost of our rental fleet. Our target customer base consists of mid-sized, regional and local non-residential construction firms, which we believe value our high level of service and our equipment reliability standards. During 2005, we served over 20,000 customers and generated 82.2% of our revenues from equipment rentals, 13.0% of our revenues from the sale of used and new equipment and 4.8% of our revenues from the sale of parts, supplies and related maintenance. As of March 31, 2006, our rental fleet consisted of 12,453 major pieces of equipment with a total original cost of approximately $498.5 million. From 2002 through 2005, we increased total revenues at a compounded annual growth rate of 13.4%.

        Our strategy is to focus on geographic markets that we believe feature favorable demographic trends, high levels of employment growth and strong construction activity. Our branches are organized into operating clusters in five geographic regions in the United States: Florida, Atlantic, Southeastern, Central and Western. This clustering strategy enables us to establish a strong local presence and to transfer equipment efficiently between branches in order to optimize utilization and profitability and better manage our capital expenditures. We believe that our regional operating strategy, targeted customer focus and differentiated focus on earthmoving equipment, along with the breadth and quality of our rental equipment fleet, provide us with significant competitive advantages that help us to generate attractive revenue growth and strong EBITDA margins compared to our peers.

Our History

        MP Equipment was founded by the Mas family in 1988. In 1989, the Mas family purchased Neff Machinery, a John Deere dealership with locations throughout South Florida. Neff Machinery and MP Equipment were merged and renamed Neff Rental, Inc. Throughout the 1990s, we grew quickly and completed an initial public offering in 1998 as part of an effort to continue to fund our expansion. In 2003, we voluntarily delisted our equity securities and ceased filing reports with the SEC. Prior to the Transactions, we were majority owned by the Mas family and General Electric Capital Corporation.

        Throughout the course of our history, we have strategically acquired and divested certain rental equipment locations and rental equipment businesses. On May 18, 2006, we acquired River City Connections, Inc., or River City, a rental equipment business with two locations, one in Roseville, California and the other in Elk Grove, California. Immediately subsequent to the acquisition, River City was merged with and into Valley Rents and Ready Mix, Inc., or Valley Rents, a Delaware corporation, with Valley Rents remaining as the surviving entity and a wholly-owned subsidiary of Neff Rental, Inc.

Industry Overview

        Our business is driven by a broad range of economic factors including trends in U.S. non-residential construction spending. The current and expected trend in such spending supports a positive outlook for demand for construction equipment. According to the U.S. Census Bureau, non-residential construction activity increased to an annual rate of $487.1 billion in 2005, representing an increase of 6.4% from 2004. McGraw-Hill Construction, a leading industry research source, projects that total U.S. non-residential construction spending will grow by 7.8% and 6.1% in 2006 and 2007, respectively. We believe that these improving non-residential construction trends will result in increased demand for rental equipment.

        We believe demand for rental equipment is also increasing due to an ongoing secular shift in the U.S. construction market towards reliance on rental of equipment as opposed to ownership. According to the American Rental Association and Rental Equipment Register, rental equipment was approximately 30-40% of the total U.S. construction equipment market in 2005, as compared to 5-10% in 1991. Partly as a result of this increase, the U.S. equipment rental industry grew from approximately $6.6 billion in annual revenues in 1990 to an estimated $31.1 billion in 2005, representing a compounded annual growth rate of approximately 10.9%, according to the same sources. Furthermore, we believe that this secular shift will increase demand for the rental of earthmoving equipment to a greater extent than certain other categories of rental equipment.

        We believe that the secular shift described above is driven by construction and industrial firms increasingly recognizing the many advantages of renting equipment rather than owning. Renting allows them to:

  •
  avoid large capital investment in equipment;

  •
  supplement owned equipment;

  •
  obtain equipment on an as-needed basis;

  •
  minimize costs resulting from idle equipment;

  •
  reduce storage and maintenance costs;

  •
  reduce depreciation charges; and

  •
  access a broad selection of equipment and current technology.

        We also believe that the U.S. equipment rental industry is benefiting from a recent reduction in available fleet. During 2001 through the first half of 2003, a downturn in the non-residential construction market led to a reduction in demand for rental equipment, which resulted in significant overcapacity that depressed prices for equipment rentals. However, we believe that during this period much of the excess rental fleet in the United States was eliminated through reduced capital expenditures by rental companies and the movement of excess equipment from the U.S. to international markets. This movement toward tighter equipment supply continued through the first quarter of 2006 as the increased demand for fleet from rental equipment companies grew faster than available supply from original equipment manufacturers, or OEM's, resulting in longer lead times for delivery of such fleet. We believe that this tighter equipment supply should continue to result in higher rental rates, higher equipment utilization levels and higher sales prices for used equipment in the near future.

        The equipment rental industry in the United States is highly fragmented and is comprised of approximately 15,000 national, regional and local companies, ranging from small, independent locally-owned businesses with one or two rental locations to larger public companies as well as some equipment manufacturers that sell and rent equipment to customers directly and through their dealer networks and the tool rental centers of national home improvement stores. In 2005, according to the Rental Equipment Register, revenues of the ten largest equipment rental companies accounted for only 25% of the market, with smaller, regional rental companies and independent operators comprising the rest of the market.

Our Business Strengths

        We believe our business has the following strengths:

        Emphasis on Rental Services Operating Model.    We have strategically positioned our business model to focus on generating revenues from renting rather than selling equipment. Rental revenues, which have increased in each of the last four years, accounted for approximately 82.2% of our total revenues during 2005. We believe our emphasis on rental services provides a competitive advantage that helps us to generate recurring revenues and achieve high EBITDA and operating margins.

        Regional Focus on Rapidly Growing Markets with Favorable Demographics.    Our branches are primarily located in the sunbelt states. F.W. Dodge, a leading industry research source, projects that non-residential construction activity in the regions we serve generally will exceed the North American averages for at least the next three years, driven in part by the favorable demographic trends in these markets. Our locations also benefit from favorable climate conditions that facilitate year-round construction activity and reduce seasonality in our business. In addition, by clustering our operations on select regions and concentrating our branches in strategic markets, we have established a strong local presence and developed brand awareness. We also believe that we benefit from diversification, with 63 branches in 14 states, which reduces our dependence on construction activity in any single market.

        High Quality Fleet Focused on Earthmoving Equipment.    We offer our customers a broad line of construction and industrial equipment with a focus on the earthmoving category. We believe the rental market for earthmoving equipment in recent years has been less susceptible to competitive pricing pressure compared to other categories of construction equipment. We believe that this is largely because of the higher service requirements for earthmoving equipment and the fact that many of our competitors are less focused on earthmoving equipment. As of March 31, 2006, we had 4,565 major pieces of earthmoving equipment, accounting for 49.1% of the total original equipment cost of our rental fleet. Our rigorous maintenance and repair program enables us to maximize the useful rental life of our fleet and results in a higher ultimate resale value. We supplement our maintenance program with ongoing capital investment in new equipment and regular sales of used equipment in order to optimize our fleet mix and age. Our fleet includes the latest models from leading branded OEMs, including John Deere, Kobelco, Case New Holland and Ingersoll-Rand, among others.

        Strong Customer Relationships.    We believe our target customer group of mid-sized, regional and local construction firms value our high level of service and our equipment reliability standards. We also believe that we have forged strong relationships with our customers through our local presence and commitment to superior service at all levels of our organization. We spend significant time and resources to train all key personnel to deliver high-quality customer service in every client interaction by providing solutions, delivering well-maintained equipment and being responsive in the field. The ability to respond to customer needs and service calls in a timely manner is critical to our customers, who depend on the availability of reliable equipment in order to complete construction projects on schedule. In addition, many of our local and regional managers have worked for us for many years and have developed strong local relationships with these customers in their markets. We believe our commitment to customer service improves the utilization of our equipment and helps us realize premium rates.

        Disciplined Sales Culture Leveraging Advanced Information Technology.    In order to better serve our customers, we developed a customer relationship management, or CRM, system, that enables us to manage our business more effectively and to be proactive when providing service to our existing customers and to potential new customers. We use our CRM system at all levels of our organization from our sales force to our senior management to identify and pursue sales leads and pricing opportunities. As part of this system, our sales force is automatically updated on all new construction activity within their territories as well as the names and contact information of the key contractors. As a result, our branch managers and regional vice presidents are better able to make informed decisions and respond quickly to changing market conditions. Our CRM system enables our senior management to efficiently monitor our sales force contact lists and customer call frequency. We believe that our CRM system is a competitive advantage that has resulted in greater sales coordination, increased corporate control over customer account information and improved rental margins.

        Strong Return on Fleet Investment.    Our geographic clustering strategy, strong customer relationships and advanced CRM system, in combination with our focus on controlling costs and adhering to a disciplined capital expenditure strategy, has helped us to generate what we believe are industry-leading returns on our fleet investment. We base our fleet expenditure strategy on return-on-investment criteria and seek to purchase high-utilization equipment that can be rented at attractive rates. In addition, as one of the largest equipment rental companies in the United States, we believe our size and central purchasing allows us to procure equipment on terms that are more favorable than those available to many of our smaller competitors.

        Experienced Management Team.    Our senior management team was instrumental in helping us generate free cash flow and reduce indebtedness during the downturn in our industry from 2001 through the first half of 2003 and have since led us in generating strong revenue and EBITDA growth during the current upturn. The team is led by J.C. Mas, Chief Executive Officer, Graham Hood, Chief Operating Officer, and Mark Irion, Chief Financial Officer, who combined have 46 years of experience in our industry. In addition, our regional vice presidents have, on average, over 23 years of experience in the equipment rental industry and bring substantial knowledge of the local markets in their respective regions. Our entire regional management team, with an average of over 17 years of industry experience, represents a stable base of operating management with long-term, local relationships and rental industry expertise. This industry expertise, combined with our advanced management information and CRM systems, enables our regional management team to respond quickly to changing market conditions.

Our Business Strategy

        Key elements of our strategy include the following:

        Continue to Focus on Expanding Rental Revenue Base.    We will continue to focus on growing our rental services business model, as we believe it provides competitive advantages for our company. Our operating infrastructure, CRM system and employee compensation and performance evaluation structure are designed to promote the generation of revenues from renting equipment, which we believe produces better margins than selling equipment. We intend to continue to leverage these aspects of our operating model to drive growth in rental revenues and further enhance our operating margins and profitability. We believe our focus on increasing rental revenue helped us to increase total revenue and EBITDA by 12.9% and 9.7%, respectively, in 2005. These positive growth characteristics have continued based on our results for the first quarter of 2006, as revenue and EBITDA increased 25.7% and 63.3%, respectively, over the first quarter of 2005.

        Continue to Expand Customer Base.    We are committed to providing our customers with premium service. We believe that our target customer base values our strong regional presence, our well-established local relationships and our full service branches, which offer 24/7 support. We intend to leverage our quality product offerings, superior customer service and advanced CRM system to retain our existing customers and further penetrate our target customer base with a particular focus on mid-sized non-residential construction firms. We do not seek to compete for less profitable business with national accounts that emphasize volume discounts or for "do-it-yourself" and consumer customers who typically are more sensitive to price and use equipment with less expensive rental rates.

        Manage Fleet to Optimize Utilization and Profitability.    We seek to manage our fleet to optimize utilization and profitability by:

  •
  using our comprehensive management information systems to redeploy assets within our operating regions to areas with the highest level of demand;

  •
  using return-on-investment criteria to foster a disciplined capital expenditure strategy;

  •
  continuing our rigorous maintenance program by monitoring the maintenance history of each individual piece of equipment; and

  •
  seeking to sell older equipment from our fleet at optimal times.

        Capitalize on Highly Scalable, Rental-Focused Business Model.    We have a highly scalable infrastructure that includes a network of 63 full-service facilities. Our current network can support significant additions to our rental fleet without substantial further investment in infrastructure. We believe this will enable us to achieve significant growth in revenues, operating profit and operating profit margins as industry conditions continue to improve and we deploy additional rental fleet into our existing branch network. In addition, we believe that the implementation of our advanced management information and CRM systems will continue to improve our operating efficiency.

        Maintain Focus on Earthmoving Equipment and a Rigorous Repair and Maintenance Program.    We believe our focus on earthmoving equipment will continue to help us generate better returns on fleet investment. Also, we believe the rental market for earthmoving equipment in recent years has been less susceptible to competitive pricing pressure compared to other categories of construction equipment. We believe our emphasis on the rigorous maintenance and repair of our fleet will continue to maximize its useful life, enhance its ultimate resale value, reduce costs associated with equipment down time and improve overall customer satisfaction. We will continue to supplement our maintenance program with ongoing capital investment in new equipment and regular sales of used equipment in order to optimize our fleet mix and age.

        Capitalize on Multiple Growth Opportunities.    The growth of non-residential construction activity and the ongoing secular shift in the U.S. construction market towards reliance on rental equipment provides us with considerable opportunities for growth. We intend to capitalize on these growth opportunities primarily by increasing fleet within our existing branch network and utilizing our management information and CRM systems to improve pricing and utilization levels and to target customers who value our equipment mix and service capabilities. The significant operating leverage inherent in our business has in the past allowed the majority of incremental revenue generated by our existing branches to increase our operating profits and operating profit margins. In addition, we will opportunistically look to add new locations within our existing markets and to make strategic acquisitions that will enhance our presence within our regions.

Operations

        We generate revenues primarily through the rental of a broad variety of construction and industrial equipment, the sale of new and used equipment and the sale of parts, supplies and related merchandise.

        Equipment Rentals.    We rent a broad variety of construction and industrial equipment, including earthmoving, material handling, aerial, compaction and related equipment. We emphasize the earthmoving category, which accounts for 49.1% of the total original equipment cost of our rental fleet, because it has lower rate pressure, retains strong resale value and has a longer equipment lifespan than small equipment categories. Our fleet includes the latest models from leading branded OEMs, including John Deere, Kobelco, Case New Holland, Bomag, Ingersoll-Rand, Gradall, Lull, JLG, Genie, Bobcat, MultiQuip, Komatsu and Wacker. Major categories of equipment represented the following percentages (based on original cost) of our total rental fleet as of March 31, 2006:

Major Equipment Category	Percentage of Total Rental Fleet (Based on Original Cost)
Earthmoving	49.1%
Material Handling	19.1
Aerial	11.8
Trucks	7.1
Concrete/Compaction	5.8
Air Compressors	2.9
Welders	1.2
Generators	1.0
Lighting	0.7
Pumps	0.4
Other	0.9

Total	100.0%

        We generate our rental revenues from the rental of equipment, damage waivers and other surcharges. We perform operational and safety inspections between each rental and conduct preventive maintenance services at the manufacturers' recommended intervals. We believe our preventive maintenance program increases our fleet utilization, extends the useful life of the equipment and produces higher resale values. As of March 31, 2006, our equipment rental fleet had an aggregate original cost, including cost of equipment under lease, of approximately $498.5 million (including leased equipment) with a current average age of approximately 38.8 months.

        We offer our equipment for rent on a daily, weekly and monthly basis. We determine rental rates for each type of equipment based on the cost and expected utilization of the equipment and adjust rental rates at each location based on demand, length of rental, volume of equipment rented and other competitive considerations.

        New and Used Equipment Sales.    We maintain a regular program of selling used equipment in order to adjust the size and composition of our rental fleet to changing market conditions and to maintain the quality and average age of our rental fleet. We attempt to balance the objective of obtaining acceptable prices from used equipment sales against the revenues obtainable from equipment rentals. Our highly experienced staff of mechanics and branch and regional managers evaluate every disposition on a piece by piece basis to determine the optimal time to sell our used equipment. We believe we are generally able to achieve favorable resale prices for our used equipment due to our strong preventative maintenance program and our practice of selling used equipment before it becomes obsolete or irreparable. We believe that this proactive management of our rental fleet allows us to adjust the rate and timing of new equipment purchases and used equipment sales to maximize equipment utilization rates, take advantage of attractive disposition opportunities and respond to changing economic conditions. Used equipment disposition is an integral part of our capital management program and an important focus of management. Proceeds from the sale of used rental equipment represent an important source of re-investment capital for us. We sell rental equipment to our existing customers, used equipment buyers, OEMs as part of trade packages for new fleet and third party auctioneers.

        Parts and Service.    We sell complementary parts, supplies and merchandise to our customers in conjunction with our equipment rental and sales businesses. We maintain a wide range of maintenance and replacement parts and related products, which is important for timely parts and service support and helps minimize downtime for both the customers and us.

Fleet Management

        Our branches are often within close geographic proximity to each other and are all connected through a central system which allows any other branch to view equipment availability throughout our entire branch network. As a result, we can respond quickly to the needs of our customers and increase the utilization rates of our equipment, thereby improving profitability and reducing capital expenditures.

        We monitor fleet purchases to maintain appropriate inventory levels and to manage capital expenditures. We regularly review our fleet to determine which pieces of equipment should be replaced in order to maintain our high-quality standards. Our approach to fleet management assumes the replacement of a fleet item upon expiration of its useful rental life.

        We purchase our equipment from vendors who we believe have the best reputations for product quality and support. We identify vendors who can supply quality, reliable products and provide value added support services. We believe that the length of our vendor relationships has helped us to compete effectively with the largest rental companies in the industry. The following table lists our top ten OEM vendors in percentage of total fleet costs as of March 31, 2006:

Manufacturer	Percent of Total Fleet Cost (Based on Original Cost)
Kobelco	11.5%
John Deere	10.4
Case New Holland	10.1
Ingersoll-Rand	7.7
Genie	7.6
JCB	6.2
Bobcat	4.6
Lull	4.4
Komatstu	4.0
JLG	3.5

Customers

        Our large customer base, which includes more than 20,000 customers, is diversified among various industries, including industrial and civil construction, manufacturing, public utilities, offshore oil exploration and drilling, refineries and petrochemical facilities, municipalities, golf course construction, shipping and the military. We target mid-sized regional and local construction companies that value customer service. Our customer base includes both large Fortune 500 companies who have elected to outsource some of their equipment needs and small construction contractors, subcontractors and machine operators whose equipment needs are job-based. Our top ten customers accounted for approximately 5.4% of our total rental revenues in 2005 and no single customer accounted for more than 1.0% of our total rental revenues in 2005.

        We largely conduct our business on account with customers who are screened through a credit application process. Credit account customers are our core customers, accounting for approximately 94.8% of our total revenues in 2005. In 2005, approximately 69.7% of our credit account customers rented equipment three or more times from us. We also assist customers in arranging financing for purchases of large equipment through a variety of sources, including manufacturers, banks, finance companies and other financial institutions.

Sales and Marketing

        We maintain a strong sales and marketing orientation throughout our organization, which we believe helps us to increase our customer base and better understand and serve our customers. Managers develop relationships with local customers and assist them in planning their equipment rental requirements. They are also responsible for managing the mix of equipment at their locations, keeping current on local construction activity and monitoring competitors in their respective markets. To stay informed about their local markets, salespeople track new equipment sales and construction projects in the area through Equipment Data Reports, F.W. Dodge Reports, PEC (Planning, Engineering and Construction) Reports and local contacts.

        In 2004, we implemented a new sales training initiative that emphasizes customer service and focuses on sales generation. Additionally, we deployed our CRM system to maximize sales and revenue opportunities. As part of this system, the sales force is automatically updated regarding new construction projects in their territories. We believe that this ability to track, manage and share recent account activity enables us to maximize our rental success. We believe that our CRM system is identifying opportunities that previously went undetected by our sales force and management, which opportunities we believe are leading to company-wide sales synergies.

Management Information Systems

        We have developed customized management information systems, capable of monitoring operations on a real-time basis at up to 300 branches. These systems link all of our rental locations and allows management to track customer and sales information, as well as the location, rental status and maintenance history of every piece of equipment in the rental fleet. Using these systems, rental equipment branch managers can search our entire rental fleet for needed equipment, quickly determine the closest location of such equipment and arrange for delivery to the customer's work site. This practice helps diminish lost opportunities, improves utilization and makes equipment available in markets where it can earn increased revenues. We use these systems to optimize fleet utilization and determine the optimal fleet composition by market.

Employees

        As of March 31, 2006, we had 1,044 full-time employees. None of our employees are represented by a union or covered by a collective bargaining agreement. We believe our relations with our employees are satisfactory.

        Our sales force is divided into hourly sales coordinators and salaried field sales professionals. Our sales people represent some of the most experienced employees within our company and possess substantial knowledge of the equipment rental industry. Our sales people receive monthly sales commission based on rental revenue and a percentage of the gross profit from the sale of new and used equipment. Additionally, in 2004 we launched a sales training initiative that emphasizes customer service and sales generation.

Properties

        We currently operate in 63 rental locations in 14 states. We lease 18,000 square feet for our corporate headquarters in an office building in Miami, Florida. We own the buildings and the land at one of our locations. All other sites are leased, generally for terms of five years with renewal options. Owned and leased sites range from approximately 4,000 to 40,000 square feet and typically include: (i) offices for sales, administration and management, (ii) a customer showroom displaying equipment and parts, (iii) an equipment service area and (iv) outdoor and indoor storage facilities for equipment. Each location offers a full range of rental equipment, with the mix of equipment available designed to meet the anticipated needs of the customers in each location.

        The following table presents summary information regarding our rental facilities (one of the below facilities, Texas City, TX, is owned by us, and all other facilities are leased by us), as of March 31, 2006.

Location
Florida Region
Miami, FL
West Palm Beach, FL
Ft. Myers, FL
Pompano, FL
Tampa, FL
Venice, FL
Jacksonville, FL
Brunswick, GA
Tallahassee, FL
South Orlando, FL
Sanford, FL
Merritt Island, FL
Atlantic Region
Charlotte, NC
Myrtle Beach, SC
Raleigh, NC
Charleston, SC
Augusta, GA
Wilmington, NC
Durham, NC
Fayetteville, NC
Florence, SC
Columbia, SC
Greenville, NC
Sumter, SC
Greer, SC
Richmond, VA
Fredericksburg, VA
Norfolk, VA
Newport News, VA
Greensboro, NC
Annapolis, MD
Southeast Region
Doraville, GA
Forest Park, GA
Nashville, TN
Marietta, GA
Athens, GA
Macon, GA
Knoxville, TN
Central Region
Houston, TX
Ft. Worth, TX
Texas City, TX
Austin, TX
Odessa, TX
Houma, LA
Morgan City, LA
Lafayette, LA
St. Rose, LA
Baton Rouge, LA
Lake Charles, LA
Fouchon, LA
Venice, LA
Western Region
Las Vegas, NV
Phoenix, AZ
Denver, CO
Tucson, AZ
Denver, CO
Littleton, CO
San Bernardino, CA
Anaheim, CA
Escondido, CA
San Diego, CA
Sacramento, CA
Spokane, WA

Competition

        We are one of the largest equipment rental companies in the United States. As a result of our regional focus, we believe that our position in many of the markets in which we compete is substantially stronger. The equipment industry is highly fragmented and competitive. While the competitive landscape also includes small, independent businesses with one or two rental locations, we believe that we mostly compete against regional competitors which operate in one or more states, public companies or divisions of public companies and equipment vendors and dealers who both sell and rent equipment directly to customers. Some of these competitors include United Rentals, Hertz

Equipment Rental, NationsRent Companies, Ahern Rentals, RSC Equipment Rental, H&E Equipment Services, CAT Rental, Sunstate Equipment and Sunbelt Rentals.

        We believe that, in general, large companies may enjoy competitive advantages compared to smaller operators, including greater purchasing power, a lower cost of capital, the ability to provide customers with a broader range of equipment and services and greater flexibility to transfer equipment among locations in response to customer demand. Given our focus on competing in select markets, our diverse and well-maintained rental fleet and our focus on customer service, we do not believe that we have been disadvantaged by the pricing and buying power that larger national businesses may possess. See "Risk Factors—Risks Relating to our Business—The equipment rental industry is highly competitive and competitive pressures could lead to a decrease in our market share or in rental rates and our ability to sell equipment at favorable prices."

Environmental and Safety Regulations

        Our facilities and operations are subject to comprehensive and frequently changing federal, state and local environmental and occupational safety and health requirements, including those relating to discharges of substances to the air, water and land, the handling, storage, use and disposal of hazardous materials and wastes and the cleanup of properties affected by pollutants. In connection with our vehicle and equipment fueling and maintenance, repair and washing operations, we use regulated substances such as petroleum products and solvents and we generate small quantities of regulated waste such as used oil, radiator fluid and spent solvents. Some of our properties contain, or previously contained, aboveground or underground storage tanks and/or oil-water separators. We believe that we are in substantial compliance with environmental requirements. Although we have made, and will continue to make, capital and other expenditures to comply with environmental requirements, we do not anticipate that compliance with such requirements will have a material adverse effect on our business or financial condition or competitive position. However, in the future, new or more stringent laws or regulations could be adopted. Accordingly, we cannot assure you that we will not have to make significant capital expenditures in the future in order to comply with applicable laws and regulations or that we will be able to remain in compliance at all times.

        Most, but not all, of our properties have been the subject of environmental site assessments in order to establish a baseline of environmental conditions or to identify conditions that may cause us to incur obligations or liabilities (including remediation costs) under applicable environmental laws. In addition, most of our properties are leased and are subject to lease agreements whereby the site owner has assumed responsibility for the pre-existing condition of the property and we are liable only for contamination caused by us or during the term of our lease. We are not aware of any existing conditions at our properties or at off-site locations that are likely to result in material remediation costs or liabilities to us. However, given the nature of our operations and the historical operations conducted at these properties, there can be no assurance that all potential instances of contamination have been identified, even where environmental site assessments have been conducted. Future events, such as changes in laws or policies, the discovery of previously unknown contamination, or the failure of another party to honor an obligation it may have to indemnify us for any such remediation costs or liabilities, may give rise to remediation costs which may be material. See "Risk Factors—Risks Relating to our Business—We must comply with numerous environmental and occupational health and safety regulations on a continuing basis that may subject us to unanticipated liabilities which could have a material adverse effect on our operating performance."

Legal Proceedings

        We are party to various litigation matters in the ordinary course of our business. We cannot estimate with certainty our ultimate legal and financial liability with respect to our pending litigation matters. However, we believe, based on our examination of such matters, that our ultimate liability will not have a material adverse effect on our financial position, results of operations or cash flows.

MANAGEMENT

        The following table provides information regarding our executive officers and members of our board of directors (ages as of May 1, 2006):

Name	Age	Position(s)
J.C. Mas	39	President, Chief Executive Officer and Director
Graham Hood	50	Chief Operating Officer
Mark Irion	40	Chief Financial Officer
Steven Settelmayer	46	Vice President—Sales & Marketing
Paula Papamarcos	49	Vice President—Operations Management
James Custer	58	Vice President—Product Support and Safety
John Anderson	50	Regional Vice President—Neff Rental, Inc.—Central
Westley Parks	44	Regional Vice President—Neff Rental, Inc.—Atlantic
Stephen Halliwell	47	Regional Vice President—Neff Rental, Inc.—Florida
Steve Michaels	47	Regional Vice President—Neff Rental, Inc.—Western
Henry Lawson	44	Regional Vice President—Neff Rental, Inc.—Southeastern
Muzzafar Mirza	48	Director
William Hopkins	42	Director
Douglas Hitchner	45	Director
James Flick	72	Director

        J.C. Mas—Mr. Mas is our President and Chief Executive Officer and also serves as a member of our board of directors. Prior to joining us as President and CEO in 2002, Mr. Mas served in a variety of executive positions at MasTec Inc., including as President of MasTec International. Mr. Mas is also on the board of Miami Children's Hospital.

        Graham Hood—Mr. Hood has served as our Chief Operating Officer since 2003. Mr. Hood joined Neff in 1995 as a Regional Vice President for the Southeastern Region. Mr. Hood has 28 years of industry experience, 17 years of which were with Hertz Equipment Rental Corporation.

        Mark Irion—Mr. Irion has served as our Chief Financial Officer since 1999. He joined Neff in 1998 after being employed as Chief Financial Officer of Markvision Holdings, Inc., a computer distribution company, from 1994 to 1998. Prior to 1994, Mr. Irion was employed by Deloitte & Touche LLP.

        Steven Settelmayer—Mr. Settelmayer has served as Vice President, Sales and Marketing, of our subsidiary, Neff Rental, Inc., since 2002. Prior to joining our company, he worked for twelve years at

Teletrac, which specializes in vehicle location systems. Prior to that he was in sales management in the office equipment industry.

        Paula Papamarcos—Ms. Papamarcos has served as Vice President, Operations Management, of our subsidiary, Neff Rental, Inc., since 1999. Ms. Papamarcos joined Neff Rental, Inc. in 1996 and has 21 years of industry experience, 11 of which were with Hertz Equipment Rental Corporation.

        James Custer—Mr. Custer has served as Vice President, Product Support and Safety, of our subsidiary, Neff Rental, Inc., since 1999. Mr. Custer has over 30 years of automotive equipment and fleet experience and over 20 years experience in loss control and safety. Prior to joining us, Mr. Custer held the position of Director of Maintenance for the Hertz Corporation where he was employed for 19 years.

        John Anderson—Mr. Anderson has served as a Vice President of our subsidiary, Neff Rental, Inc., for the Central region since 2000. Mr. Anderson joined us in 1997 after 17 years of employment with Hertz Corporation, where he most recently served as Regional Vice President. Mr. Anderson has a total of 25 years of experience in the equipment rental industry.

        Westley Parks—Mr. Parks has served as a Vice President of our subsidiary, Neff Rental, Inc., for the Atlantic region since 1998. Mr. Parks joined us in 1995 after eight years of employment with Hertz Corporation where he served as branch manager. Mr. Parks has a total of 22 years in the equipment rental industry.

        Stephen Halliwell—Mr. Halliwell has served as a Vice President of our subsidiary, Neff Rental, Inc., for the Florida region since 1997. Mr. Halliwell joined us in 1990 after one year with Wacker as Territory Manager and two years with Hood Equipment as a sales representative. Mr. Halliwell has a total of 20 years of experience in the equipment rental industry.

        Steve Michaels—Mr. Michaels has served as a Vice President of our subsidiary, Neff Rental, Inc., for the Western region since 2003. Mr. Michaels joined us in 1998 after 14 years of employment with Hertz Corporation where he most recently served as Vice President of Fleet Operations. Mr. Michaels has a total of 24 years of experience in the equipment rental industry.

        Henry Lawson—Mr. Lawson has served as Vice President of our subsidiary, Neff Rental, Inc., for the Southeastern region since 2006. Mr. Lawson joined us in 1996 after four years with Sunbelt Rentals where he most recently served as a Regional Manager. Mr. Lawson has a total of 21 years of experience in the equipment rental industry.

        Muzzafar Mirza—Mr. Mirza is one of the founders of Odyssey Investment Partners, LLC and is currently a Managing Principal. Mr. Mirza was a principal in the private equity investing group of Odyssey Partners from 1993 to 1997. Mr. Mirza currently serves on the board of directors of Aviation Technologies, Inc., Tristar, Inc., Dresser, Inc. and United Site Services, Inc. In addition, Mr. Mirza was a director of Williams Scotsman, Inc. from 1993 to 1997. Prior to joining Odyssey, Mr. Mirza spent five years at General Electric Capital Corporation, where he was head of the merchant banking group.

        William Hopkins—Mr. Hopkins is one of the founders of Odyssey Investment Partners, LLC and is currently a Managing Principal. Mr. Hopkins was a principal in the private equity investing group of Odyssey Partners from 1994 to 1997. Mr. Hopkins currently serves on the board of directors of Aviation Technologies, Inc., Tristar, Inc., and Dayton Superior Corporation. Prior to joining Odyssey, Mr. Hopkins spent three years as a member of the merchant banking group at General Electric Capital Corporation.

        Douglas Hitchner—Mr. Hitchner joined Odyssey Investment Partners, LLC as a principal in 1998 and is currently a Managing Principal. Mr. Hitchner currently serves on the board of directors of United Site Services, Inc. Prior to joining Odyssey Mr. Hitchner was a Vice President in Goldman

Sachs & Co.'s Leveraged Finance Group for three years and a Senior Vice President in General Electric Capital Corporation's leveraged lending business for seven years.

        James Flick—Mr. Flick, the Chairman of our Audit Committee, has been the President and Chief Executive Officer of Winnow, Inc., a consulting company, since 1994. Mr. Flick currently serves on the board of directors of FTI Consulting, Inc. and Williams Scotsman International, Inc. In addition, Mr. Flick was the Chief Financial Officer of USF & G Corporation from 1988 to 1991 and has previously served on the board of directors of numerous public companies. Mr. Flick is a certified public accountant who was associated with the accounting firm of Ernst & Young LLP for 26 years.

Board Structure

        Our board of directors has an Audit Committee and Compensation Committee. We are a controlled company within the meaning of the Nasdaq National Market rules, and because of this we will be exempt from the Nasdaq National Market requirements that our board be composed of a majority of independent directors and that our Compensation Committee be composed entirely of independent directors. The duties and responsibilities of the Audit Committee include recommending the appointment or termination of the engagement of independent auditors, otherwise overseeing the independent auditor relationship and reviewing significant accounting policies and controls. Our Audit Committee consists of James Flick (who is its chairman), Muzzafar Mirza, William Hopkins and Douglas Hitchner. The duties and responsibilities of the Compensation Committee include reviewing and approving the compensation of officers and managers (except that the compensation of officers serving on any such committee will be determined by the full board of directors). Our Compensation Committee consists of Muzzafar Mirza, William Hopkins and Douglas Hitchner.

Executive Compensation

        The following table sets forth information concerning our compensation for services in all capacities for the year ended December 31, 2005 paid to our chief executive officer and the other most highly compensated executive officers serving as executive officers as of December 31, 2005:

Summary Compensation Table
		Annual Compensation		Long Term Compensation	All Other Compensation ($)(1)
Awards
Name and Principal Position	Year	Salary ($)	Bonus ($)	Securities Underlying Options/SARs (#)
Juan Carlos Mas	2005 2004 2003	$515,385 314,423 275,000	$3,635,000 700,000 648,000	716,083 — 1,000,000	$12,000 11,000 11,700
Mark Irion	2005 2004 2003	222,115 195,594 193,653	800,000 135,000 20,000	139,636 — 100,000	15,919 16,109
Graham Hood	2005 2004 2003	245,000 261,735 274,363	470,000 110,000 —	139,636 — 100,000	— 16,465 16,223

(1)
Includes matching contributions to our parent's defined contribution plan and certain vehicle allowances for Messrs. Irion and Hood and certain vehicle allowances for Mr. Mas.

        The following table shows all grants of options to acquire shares of Neff Corp.'s common stock made to the named executive officers in 2005.

Option Grants in 2005

	Number of Securities Underlying the Options Granted(1)	% of Total Options Granted to Employees in Fiscal Year			Potential Realizable Value at Assumed Annual Rates of Stock Appreciation for Option Term
Name			Exercise Price Per Share(2)	Expiration Date
					5%	10%
Juan Carlos Mas		50.0%	$	June 3, 2015
Mark Irion		9.8		June 3, 2015
Graham Hood		9.8		June 3, 2015

(1)
Each option was granted on June 3, 2005 pursuant to the 2005 Stock Option Plan.

(2)
Exercise price is equal to the fair market value at the date of grant.

        The following table sets forth information for each of the named executive officers regarding the number of shares subject to both exercisable and unexercisable stock options, as well as unexercised in-the-money options, as of December 31, 2005.

Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End/Option Values

			Number Of Securities Underlying Unexercised Options At FY-End		Value Of Unexercised In-the-money Options At FY-End
Name	Shares Acquired On Exercise(#)	Value Realized
			Exercisable	Unexercisable	Exercisable	Unexercisable(1)
Juan Carlos Mas	—	—			$
Mark Irion	—	—			$
Graham Hood	—	—			$

(1)
The value of unexercised in-the-money options has been calculated using the assumed initial offering price of $        per share (the midpoint of the range set forth on the cover page of this prospectus), less the exercise price of the option, multiplied by the number of shares underlying the option. Share numbers are based on exercisability as of March 31, 2006.

Employment Agreements

        Employment Agreement with J.C. Mas.    In connection with the Recapitalization, Mr. J.C. Mas, our President and Chief Executive Officer, and Merger Sub entered into an employment agreement that became effective at the closing of the Transactions. Mr. Mas' three-year employment agreement automatically renews annually for successive one-year periods, unless either party delivers notice within specified periods. The employment agreement provides for an annual base salary of $700,000 and an annual bonus equal to the amount of his annual base salary. In addition, Mr. Mas is entitled to the same benefits and indemnification available to our other executives. If Mr. Mas' employment is terminated by us without cause, as defined in the agreement, or Mr. Mas terminates his employment for good reason, as defined in the agreement, he is entitled to a lump sum severance payment in the amount of 1.5 times his annual salary and annual bonus amount and to receive continued health, welfare and car allowance benefits for 18 months. Mr. Mas is subject to certain restrictive covenants, including a covenant not to compete with us for a period of 12 months following the termination of his employment. As part of our corporate reorganization, we assigned Mr. Mas' employment agreement to Neff Rental LLC, and Neff Rental LLC, Neff Finance Corp. and Neff Rental, Inc. each became a party to this agreement and become jointly and severally liable for all of our obligations thereunder.

        Employment Agreement with Mark Irion.    Mark Irion, our Chief Financial Officer, has an employment agreement with Neff Corp. providing for an annual base salary of $225,000, which has subsequently been increased to $240,000. The employment agreement expired on February 28, 2006, but, by its terms, was extended for an additional one-year period because notice of non-extension was not provided by either party. Mr. Irion is also entitled to receive bonuses in the discretion of Neff Corp.'s board of directors and to participate in our employee benefit plans and be indemnified to the same extent as our other similarly situated executives. If his employment is terminated by us without cause, or by Mr. Irion for good reason, each as defined in the agreement, including under certain circumstances during the two-year period following the closing of the Transactions, Mr. Irion will be entitled to receive a lump-sum severance payment in the amount of 1.5 times his annual salary and bonus amount and to receive continued health, welfare and car allowance benefits for a period of eighteen months. Mr. Irion is subject to certain restrictive covenants, including a covenant not to compete with us for a period of 12 months following the termination of his employment. As part of our corporate reorganization, we assigned this employment agreement to Neff Rental LLC, and Neff Rental LLC, Neff Finance Corp. and Neff Rental, Inc. each became a party to this agreement and become jointly and severally liable for all of our obligations thereunder.

        Employment Agreement with Graham Hood.    Graham Hood, Chief Operating Officer of Neff Rental, Inc., has an employment agreement with Neff Rental, Inc. providing for an annual base salary of $245,000 (adjusted annually for changes in the Consumer Price Index), which has subsequently been increased to $260,000. The employment agreement expired on January 26, 2006, but, by its terms, was extended for an additional one-year period because notice of non-extension was not provided by either party. Mr. Hood is also entitled to receive bonuses in the discretion of Neff Rental, Inc.'s board of directors and to participate in our employee benefit plans. In addition Neff Rental, Inc. will reimburse Mr. Hood for travel expenses to Atlanta, Georgia and back on three occasions each year. If his employment is terminated by Neff Rental, Inc. without cause, as defined in the agreement, Mr. Hood will be entitled to receive base salary and continued health and welfare benefits for twelve months. If his employment is terminated by Mr. Hood for good reason, as defined in the agreement, Mr. Hood will be entitled to receive base salary and benefits for eighteen months. Mr. Hood is subject to certain restrictive covenants including a covenant not to compete with us for a period of 12 months following the termination of his employment.

        Other Officers and Managers.    Approximately nine other officers and managers of Neff Rental, Inc. also have employment agreements with Neff Rental, Inc. that renew automatically for successive one-year periods and provide that if the agreement is terminated, under certain circumstances, the officer will be entitled to receive base salary and benefits for a period ranging from three to eighteen months.

Incentive Compensation Plans

  2006 Incentive Award Plan

        We currently anticipate that, prior to the consummation of this offering, Neff Corp.'s board of directors and stockholders will adopt the 2006 Incentive Award Plan. The principal purpose of the 2006 Incentive Award Plan will be to promote our success, enhance our value and to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards. The 2006 Incentive Award Plan will provide for a variety of such awards, including non-qualified stock options, incentive stock options (within the meaning of Section 422 of the Internal Revenue Code, or the "Code"), stock appreciation rights, restricted stock awards, restricted stock unit awards, deferred stock awards, dividend equivalents, performance share awards, performance-based awards, stock payment awards, or other stock-based awards. We currently anticipate that            shares of Neff Corp. common stock will be reserved for issuance under the 2006 Incentive Award Plan. We also anticipate that the maximum number of shares which may be subject to awards granted under the 2006 Incentive Award Plan to any individual in any calendar year will be    ; provided, that this limitation will not apply prior to the consummation of this offering, and following such consummation, this limitation shall not apply until the earliest of: (a) the first material modification of the 2006 Incentive Award Plan (including any increase in the number of shares reserved for issuance under the 2006 Incentive Award Plan); (b) the issuance of all of the shares of Neff Corp. common stock reserved for issuance under the 2006 Incentive Award Plan; (c) the expiration of the 2006 Incentive Award Plan; (d) the first meeting of stockholders at which members of the board are to be elected, which occurs after the close of the third calendar year following the calendar year in which an equity security of Neff Corp.'s was registered under Section 12 of the Exchange Act; or (e) such other date required by Section 162(m) of the Code and the rules and regulations promulgated thereunder.

        Administration.    The 2006 Incentive Award Plan will be administered by Neff Corp.'s board of directors, unless and until the board delegates administration to Neff Corp.'s Compensation Committee or other applicable committee of its board of directors. Upon and following the consummation of this offering, the 2006 Incentive Award Plan will be administered by a compensation committee. The compensation committee may delegate administration to one or more members of Neff Corp.'s board of directors. The board of directors, or the compensation committee if so empowered, has the power to interpret the 2006 Incentive Award Plan and to adopt such rules for the administration, interpretation and application of the 2006 Incentive Award Plan according to its terms. The board of directors or the compensation committee may also delegate to one or more members of the board of directors or one or more officers of the company the power to designate which non-officer employees of the company shall receive stock awards, and the number of shares of common stock that will be subject to each award, subject to a maximum aggregate number of shares specified by the board of directors or the compensation committee at the time the delegation to the officers is made. However, the board of directors may not delegate to the compensation committee or otherwise, the power to grant stock awards to independent directors.

        Grant of Awards.    Certain employees, consultants and directors will be eligible to be granted awards under the 2006 Incentive Award Plan. Neff Corp.'s board of directors, or the compensation committee if so empowered, will determine:

  •
  which employees, consultants and directors are to be granted awards;

  •
  the type of award that is granted;

  •
  the number of shares subject to the awards; and

  •
  terms and conditions of such award, consistent with the 2006 Incentive Award Plan.

        Neff Corp.'s board of directors, or the compensation committee if so empowered, will have the discretion, subject to the limitations of the 2006 Incentive Award Plan and applicable laws, to grant incentive stock options, non-qualified stock options, stock bonuses and rights to acquire restricted stock (except that only our employees will be granted incentive stock options).

        Limitation on Incentive Stock Option Treatment.    Even if an option is designated as an incentive stock option, no option will qualify as an incentive stock option if the aggregate fair market value of the stock (as determined as of the date of grant) with respect to all of a holder's incentive stock options exercisable for the first time during any calendar year under the 2006 Incentive Award Plan exceeds $100,000. Any option failing to qualify as an incentive stock option will be deemed to be a non-qualified stock option.

        Stock Option Exercise Price.    Neff Corp.'s board of directors, or the compensation committee if so empowered, will set the per share exercise price, subject to the following rules:

  •
  in the case of incentive stock options and non-qualified stock options, the per share option exercise price shall not be less than 100% of the fair market value of shares of our common stock on the grant date; and

  •
  for any persons owning (within the meaning of Section 424(d) of the Code) more than 10% of the total combined voting power of all classes of our capital stock, the per share exercise price shall be not less than 110% of the fair market value of the shares of our common stock on the grant date. The fair market value of a share of our common stock as of a given date will be determined in good faith by Neff Corp.'s board of directors.

        Expiration of Stock Options.    The term of an option will be set by Neff Corp.'s board of directors, or the compensation committee if so empowered, subject to the following conditions: (1) no option term shall be longer than ten years from the date of grant; and (2) the option term for an incentive stock option granted to a person owning more than 10% of the total combined voting power of all classes of Neff Corp.'s capital stock shall not exceed five years from the date of grant. Upon termination of an outstanding option holder's services with us, the holder may exercise his or her options within the period of time specified in the option grant, to the extent that the options were vested at the time of termination. We currently intend that options granted under the 2006 Incentive Award Plan must be exercised within one year if the holder's services are terminated due to death or disability, or by the date of expiration of the option as set forth in the option agreement, whichever is earlier.

        Other Equity Awards.    In addition to stock options, the compensation committee will also be permitted to grant to certain employees, consultants and directors stock appreciation rights, restricted stock awards, restricted stock unit awards, deferred stock awards, dividend equivalents, performance share awards, performance-based awards, stock payment awards, or other stock-based awards, with such terms and conditions as Neff Corp.'s board of directors (or, if applicable, the compensation committee) may, subject to the terms of the 2006 Incentive Award Plan, establish. Under the 2006 Incentive Award Plan, performance-based stock awards will be intended to comply with the requirements of Section 162(m) of the Code and its underlying regulations, in order to allow these awards, when payable, to be fully tax deductible by us.

        Performance Bonus Awards.    Under the 2006 Incentive Award Plan, the compensation committee will have the authority in its discretion to make performance-based cash bonus payments to our designated employees, including our executive officers, with respect to a specified period (for example, a calendar year). Such bonuses will be payable upon the attainment of pre-established performance goals. Such performance goals may relate to one or more corporate business criteria with respect to us, including but not limited to: net earnings (either before or after interest, taxes, depreciation and amortization), economic value-added, sales or revenue, net income (either before or after taxes), operating earnings, cash flow (including, but not limited to, operating cash flow and free cash flow), cash flow return on capital, return on net assets, return on shareholders' equity, return on assets, return on capital, stockholder returns, return on sales, gross or net profit margin, productivity, expense, margins, operating efficiency, customer satisfaction, working capital, earnings per share, price per share of our common stock, and market share, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group. The compensation committee will select the participants who are eligible to receive performance-based cash bonuses and the performance goals to be utilized with respect to the participants, establish the bonus formulas for of each participant's annual bonus, and certify whether the performance goals have been met with respect to any given performance period. We currently anticipate that the maximum amount of a performance bonus award under the 2006 Incentive Award Plan that may be paid to any one participant in any calendar year is $             million.

        Adjustments of Awards.    If the compensation committee determines that a stock dividend, stock split, combination, merger, consolidation, spin-off, recapitalization or other change in our capitalization affects Neff Corp. common stock in a manner that causes dilution or enlargement of benefits or potential benefits under the 2006 Incentive Award Plan, then the compensation committee may appropriately and equitably adjust:

  •
  the aggregate number of, and kind of, shares of our common stock subject to the 2006 Incentive Award Plan; the number of, and kind of, shares of Neff Corp.'s common stock subject to the outstanding awards;

  •
  the price per share of Neff Corp.'s common stock upon exercise of outstanding options; and

  •
  the terms and conditions of any outstanding awards, including the financial or other performance targets specified in each option agreement for determining the exercisability of options.

        Change in Control.    With respect to any awards, in connection with any change in control (or other unusual or nonrecurring transaction affecting us or our consolidated financial statements), the compensation committee, in its sole discretion, may: (i) provide for the termination of any award in exchange for an amount of cash, if any, equal to the amount that would have been attained upon the exercise of such award or realization of the participant's rights as of the date of such change in control or other transaction; (ii) purchase the outstanding awards for a cash amount or replace outstanding awards with other rights or property; (iii) provide that after the occurrence of the transaction, the award cannot vest, be exercised or become payable; (iv) provide that only for a specified period of time after such transaction, an award shall be exercisable or payable or fully vested with respect to all shares covered thereby, notwithstanding anything to the contrary in the 2006 Incentive Award Plan or the applicable award agreement; or (v) provide that each outstanding option shall be assumed or substituted for an equivalent award, right or property by any successor corporation. Any such action may be effectuated by the compensation committee either by the terms of the applicable option agreement or by action of the compensation committee taken prior to the change in control.

        Amendment and Termination.    Neff Corp.'s board of directors, or the compensation committee if so empowered, will be generally authorized to adopt, amend and rescind rules relating to the administration of the 2006 Incentive Award Plan, and to amend, suspend and terminate the 2006 Incentive Award Plan. We will attempt to structure the 2006 Incentive Award Plan in a manner such that remuneration attributable to stock options and other awards will not be subject to the deduction limitation contained in Section 162(m) of the Code. However, we must generally obtain approval of our shareholders: (i) to increase the number of shares of our common stock that may be issued under the 2006 Incentive Award Plan; (ii) to extend the limit on the period during which options may be granted; or (iii) to the extent required by applicable law, rule or regulation (including any applicable Nasdaq National Market rule).

  Existing Stock Incentive Plans

        In connection with the Recapitalization, certain vested options to purchase an aggregate of     shares of Neff Corp.'s common stock issued under stock incentive plans that we adopted prior to the Recapitalization remained outstanding and exercisable for shares of Neff Corp.'s common stock following the Recapitalization on the same terms and conditions as were applicable immediately prior to the Recapitalization (which options we refer to as the Rollover Options). As of March 31, 2006, Rollover Options to acquire 410,800 shares remained outstanding with a weighted average exercise price of $0.09 per share.

        In connection with the Recapitalization, we adopted the 2005 Stock Option Plan. Under the 2005 Stock Option Plan, options to purchase shares of Neff Corp.'s common stock in the form of both incentive stock options and nonqualified stock options were granted to certain members of management. As of March 31, 2006, options to acquire 1,432,165 shares were issued and outstanding with a weighted average exercise price of $8.214 per share. Generally, 25% of the options granted to management employees are time vesting options that will become vested and exercisable in equal annual installments on each of the first four December 31 to occur following the date of grant, so long as the optionee continues to provide services to us as of such December 31. Generally, seventy-five percent of the options granted to management employees are performance vesting options that will become vested and exercisable on the eighth anniversary of the date of grant, so long as the optionee continues to provide services to us as of such date. However, an installment of 25% of each performance vesting option (i.e., 18.75% of the total shares subject to the stock option) will be eligible to become vested and exercisable with respect to the fiscal year in which a grant date occurs and each of the three fiscal years thereafter if we attain certain financial performance targets set forth in the option agreements. In the case of options granted to J.C. Mas, our Chief Executive Officer, 50% of the options granted are time vesting options that will become vested and exercisable in equal annual installments on each of the first four December 31 to occur following the date of grant, so long as he continues to provide services to us as of such December 31. The remaining 50% of Mr. Mas' options are performance vesting options that will become vested and exercisable on the eighth anniversary of the date of grant, so long as he continues to provide services to us as of such date. However, an installment of 25% of each of Mr. Mas' performance vesting options (i.e., 12.5% of the total shares subject to the stock option) will be eligible to become vested and exercisable with respect to the fiscal year in which a grant date occurs and each of the three fiscal years thereafter if we attain certain financial performance targets set forth in the option agreements. All of the options granted under the 2005 Stock Option Plan may become vested and exercisable earlier than scheduled upon certain sales of our capital stock.

        We currently anticipate that, prior to the completion of the offering, our board of directors will adopt resolutions to provide that no new options may be granted under any of the stock incentive plans that we adopted prior to the Recapitalization or under the 2005 Stock Option Plan.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table provides summary information regarding the beneficial ownership of our outstanding capital stock as of March 31, 2006 for:

  •
  each person or group who beneficially owns more than 5% of our capital stock on a fully diluted basis;

  •
  each of the executive officers named in the Summary Compensation Table;

  •
  each of our directors;

  •
  the selling stockholder; and

  •
  all of our directors and executive officers as a group.

        Beneficial ownership of shares is determined under the rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as indicated by footnote, and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all shares of common stock held by such person. Shares of common stock subject to options currently exercisable or exercisable within 60 days of March 31, 2006 and not subject to repurchase as of that date are deemed outstanding for calculating the percentage of outstanding shares of the person holding these options, but are not deemed outstanding for calculating the percentage of any other person.

	Shares Beneficially Owned Before this Offering(1)(2)			Shares Beneficially Owned After this Offering(1)(2)
			Shares to be Sold in this Offering
Name of Beneficial Owner
	Number	%		Number	%
DIRECTORS AND NAMED EXECUTIVE OFFICERS
Juan Carlos Mas(3)	1,162,174	8.8
Muzzafar Mirza(4)	—	—
William Hopkins(4)	—	—
Douglas Hitchner(4)	—	—
James Flick	—	—
Mark Irion(5)	64,909	*
Graham Hood(6)	49,909	*
All directors and named executive officers as a group (6 persons)	1,276,992	9.6
BENEFICIAL OWNERS OF 5% OR MORE OF THE OUTSTANDING COMMON STOCK OF NEFF CORP.
Iron Merger Partnership(7)	8,522,036	64.3
New York Life Capital Partners II, L.P.	2,313,124	17.5
Juan Carlos Mas Holdings I, L.P.(3)	1,162,174	8.8

*
Less than 1% beneficial ownership.

(1)
Beneficial ownership of shares is determined in accordance with the rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as indicated by footnote, and subject to applicable community property laws, to our knowledge, each stockholder identified in the table possesses sole voting and investment power with respect to all shares of common stock shown as beneficially owned by the stockholder. The number of shares beneficially owned by a person includes shares of common stock subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of March 31, 2006 and not subject to repurchase as of that date. Shares issuable pursuant to options and warrants are deemed outstanding for calculating the percentage ownership of the person holding the options and warrants but are not deemed outstanding for the purposes of calculating the percentage ownership of any other person.

(2)
For purposes of this table, the number of shares of common stock outstanding as of March 31, 2006 is calculated to be 13,256,739. For purposes of calculating the percentage beneficially owned by any person, shares of common stock issuable to such person upon the exercise of any options or warrants exercisable within 60 days of March 31, 2006 are also assumed to be outstanding.

(3)
Includes all shares beneficially owned by Juan Carlos Mas, our Chief Executive Officer, both in his individual capacity and through Juan Carlos Mas Holdings L.P., a limited partnership which he controls.

(4)
Each of Messrs. Mirza, Hopkins and Hitchner may be deemed a beneficial owner of interests in Iron Merger Partnership due to his status as an employee of Odyssey Investment Partners, LLC. Odyssey Investment Partners, LLC and each such person disclaims beneficial ownership of any such interest in which he does not have a pecuniary interest.

(5)
Includes 64,909 shares that are issuable upon the exercise of options.

(6)
Includes 49,909 shares that are issuable upon the exercise of options.

(7)
Shares shown as beneficially owned by Iron Merger Partnership are held directly by Odyssey Investment Partners Fund III, LP, which indirectly owns 68.0% of our outstanding common stock prior to the consummation of this offering. Odyssey Investment Partners, LLC exercises investment discretion and control over the shares indirectly held by Odyssey Partners Fund III, LP. Odyssey Investment Partners, LLC is managed by a four-person managing board, and all board action related to the voting or disposition of these shares requires approval of a majority of the board. The members of the managing board are Stephen Berger, Muzzafar Mirza, William Hopkins and Brian Kwait. The address of Iron Merger Partnership is c/o Odyssey Investment Partners, LLC, 280 Park Avenue, 38th Floor, West Tower, New York, NY 10017.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        We currently sell and lease construction equipment to MasTec, Inc., an affiliate of ours of which 42% is owned by the Mas family. These sales and leases are at fair market rates and contain no unusual discounts or premiums. Revenues from these transactions amounted to approximately $1.5 million for the year ended December 31, 2003, $1.6 million for the year ended December 31, 2004, $1.5 million for the year ended December 31, 2005, and $0.4 million for the three months ended March 31, 2006.

        Also, included in accounts receivable are amounts from MasTec, Inc. and its subsidiaries. The total amounts owed from MasTec, Inc. and its subsidiaries were $0.2 million, $0.3 million, $0.4 million and $0.3 million at December 31, 2003, 2004, 2005 and March 31, 2006, respectively.

        We entered into an employment agreement with Mr. J.C. Mas, and Mr. Mas also is eligible to participate in certain equity compensation arrangements, in each case as described in this prospectus under the caption "Management—Employment Agreements" and "—Equity Compensation Arrangements."

        In addition, in connection with the Transactions, affiliates of New York Life Capital Partners II, L.P., own approximately 19% of our outstanding shares of Class A common stock and purchased approximately $5 million in aggregate principal amount of the 13% senior subordinated notes. We also entered into a registration rights agreement with the purchasers of the 13% senior subordinated notes.

        We believe that all transactions described above are on terms at least as favorable to us as we would expect to negotiate with unrelated third parties.

Management Services Agreement

        Pursuant to a management services agreement entered into in connection with the Transactions, Odyssey and its affiliates provide us with management, advisory and other services in relation to our businesses, administration, policies and operations. Under this agreement, we pay Odyssey fees in the event that we retain Odyssey or any of its affiliates to participate in the negotiation and consummation of any acquisition. We have not paid any such fees to date. We also indemnify Odyssey and its affiliates and their respective directors, officers, employees, agents, partners and controlling persons from any losses to the extent they relate to Odyssey's performance of the services contemplated by the management services agreement. In addition, we reimburse Odyssey and its affiliates for any expenses incurred to the extent these expenses relate to Odyssey's performance of the services contemplated by the management services agreement.

        The management services agreement will terminate immediately upon the consummation of this offering.

Stockholders Agreement

        Iron Merger Partnership, all of Neff Corp.'s other stockholders and Neff Corp. entered into a stockholders agreement in connection with the Transactions. Pursuant to the stockholders agreement, each of the parties thereto agreed to vote their stock in favor of a number of designees of Odyssey that will enable Odyssey to designate the election of all of the members of Neff Corp.'s board of directors. Pursuant to the stockholders agreement, each of Neff Corp.'s stockholders (other than Iron Merger Partnership) are restricted from transferring their stock of Neff Corp. until the consummation of this offering, or, in the event this offering is not consummated, June 3, 2010. Iron Merger Partnership also has a bring-along right under certain circumstances to require Neff Corp.'s other stockholders party to the stockholders agreement to sell their shares to a third party that is purchasing stock of Neff Corp, including pursuant to this offering. Neff Corp.'s other stockholders have a tag-along right under certain circumstances to sell their shares to a third party that is purchasing stock of Neff Corp. held by Iron

Merger Partnership, including pursuant to this offering. In addition, under certain circumstances, Mr. Mas also has a right to sell his stock back to Neff Corp. and, under certain circumstances, Neff Corp. has a right to purchase the stock held by Mr. Mas. Furthermore, Neff Corp.'s stockholders party to the stockholders agreement each have the right under certain circumstances to purchase a pro rata portion of any equity issuance by Neff Corp, including any shares being sold by Neff Corp. pursuant to this offering. The stockholders agreement also provides Neff Corp.'s stockholders party to the stockholders agreement have the right, under certain circumstances and subject to certain conditions, to require Neff Corp. to register under the Securities Act shares of its Class A common stock held by them.

        The stockholders agreement will terminate immediately upon the consummation of this offering except certain provisions relating to (i) the right of the stockholders party to the stockholders agreement, under certain circumstances and subject to certain conditions, to require Neff Corp. to register under the Securities Act shares of its Class A common stock held by them, (ii) the tag-along rights discussed in the preceding paragraph and (iii) certain indemnification rights. See "Shares Eligible for Future Sale—Registration Rights."

THE RECAPITALIZATION AND CORPORATE REORGANIZATION

Recapitalization

        On June 3, 2005, we consummated the transactions contemplated by the Recapitalization Agreement between Neff Corp. and Iron Merger Sub Inc., or Merger Sub. Under the Recapitalization Agreement, Merger Sub merged with and into Neff Corp., and Neff Corp. remained as the surviving entity and a majority-owned subsidiary of Holdings. Substantially all of Neff Corp.'s former stockholders and holders of options to purchase Class A common stock received cash in exchange for their shares or for the cancellation of certain options. The Recapitalization resulted in the contribution of additional equity to our capital structure and the refinancing of our previously outstanding indebtedness, as described below.

        Merger Sub was a newly formed Delaware corporation and wholly-owned subsidiary of Iron Merger Partnership, or Holdings. Holdings is a Delaware general partnership, the partners of which are affiliates of Odyssey.

        The total equity contributed or retained in the Recapitalization was approximately $105.9 million. Approximately $97.3 million was contributed to the common equity of Merger Sub by Holdings and certain co-investors. An additional $8.6 million of equity in Neff Corp. was retained by Mr. J.C. Mas and certain of our other executives in the form of rollover equity. The total purchase price related to the Recapitalization was approximately $240.5 million (or $8.214 per share of our common stock). The merger consideration and the repayment of previously outstanding indebtedness were funded with the proceeds from:

  •
  the investment by Holdings and certain co-investors in Merger Sub and the subsequent contribution of the cash proceeds from such investment through the merger of Merger Sub into Neff Corp.;

  •
  borrowings under a $245.0 million bridge facility;

  •
  the issuance by Neff Corp. of $80.0 million in aggregate principal amount of 13% senior subordinated notes; and

  •
  borrowings under the ABL credit facility.

        On July 8, 2005, we repaid the amounts outstanding under the $245.0 million bridge facility from our issuance of $245.0 million aggregate principal amount of our 11 1/4% senior secured notes.

        The authorized equity of Neff Rental LLC consists solely of membership interests, all of which are held by Neff Corp. Neff Corp.'s authorized equity capital consists solely of Class A common stock, and Holdings, certain co-investors and Mr. J.C. Mas own approximately 68%, 27% and 5%, respectively, of Neff Corp.'s outstanding shares of Class A common stock. In addition, we have granted options to purchase an aggregate of approximately 10% of Neff Corp.'s fully diluted equity to Mr. J.C. Mas and certain members of our management under a new equity compensation plan adopted on June 3, 2005.

Refinancing of Previously Outstanding Indebtedness

        In connection with the Recapitalization, we refinanced all of our previously outstanding indebtedness, which consisted of the following:

  •
  a $175.0 million senior secured revolving credit facility that would have expired in December 2005, under which we had borrowings of approximately $121.6 million as of June 3, 2005;

  •
  a cash and pay-in-kind term loan that would have matured in May 2008, under which we had borrowings of approximately $52.4 million as of June 3, 2005;

  •
  our 10 1/4% senior subordinated notes due 2008, or the prior notes, of which we had approximately $75.3 million (including $0.5 million of unamortized discount) in aggregate principal amount outstanding as of June 3, 2005, which we called for redemption at a redemption price equal to 101.708% of their principal amount, plus accrued and unpaid interest to, but not including the redemption date, which was July 5, 2005; and

  •
  approximately $0.2 million of accrued interest as of June 3, 2005.

Corporate Reorganization

        Concurrently with the completion of the offering of the 11 1/4% senior secured notes, we chose to modify our corporate organization. In the reorganization, Neff Corp. transferred substantially all of its assets (including all of the capital stock of Neff Rental, Inc.) and substantially all of its obligations (including its obligations under its guarantee of the ABL credit facility and its obligations under the 13% senior subordinated notes) to Neff Rental LLC. Contemporaneously, Neff Finance Corp., or Finance Corp., became a co-obligor of all of Neff Rental LLC's obligations under the 13% senior subordinated notes and a guarantor of the ABL credit facility. Finance Corp. was created solely to serve as a corporate co-obligor on the obligations of Neff Rental LLC, and Finance Corp. has and will continue to have nominal assets and no operations or revenues. As a result of the corporate reorganization, Neff Rental LLC assumed and succeeded to substantially all of Neff Corp.'s assets and liabilities, and Neff Corp. was released from all of its obligations under the ABL credit facility and the 13% senior subordinated notes. In connection with the reorganization, we amended certain terms of the 13% senior subordinated notes and Neff Rental LLC became, along with Finance Corp., the issuers of the 13% senior subordinated notes. As a result of the reorganization, Neff Corp. is not subject to any of the restrictive covenants in the credit agreement governing the ABL credit facility or the indentures governing the 11 1/4% senior secured notes and the 13% senior subordinated notes.

        In this prospectus, we refer to the Recapitalization and the corporate reorganization, the financings and the repayments of debt described above, collectively, as the Transactions.

DESCRIPTION OF CAPITAL STOCK

General

        At or prior to the consummation of this offering, we will file a second amended and restated certificate of incorporation, or our certificate, and we will adopt our second amended and restated
by-laws, or our by-laws. Our certificate will authorize capital stock consisting of:

  •
  100,000,000 shares of common stock, par value $0.01 per share, and

  •
  10,000,000 shares of preferred stock, par value $0.01 per share.

        We are selling            shares of common stock in this offering (            if the underwriters exercise their over-allotment option in full) and the selling stockholders are selling            shares of common stock in this offering (            shares if the underwriters exercise their over-allotment option in full).

        The following summary describes the material provisions of our capital stock. We urge you to read our certificate and our by-laws, which are included as exhibits to the registration statement of which this prospectus forms a part.

        Certain provisions of our certificate and our by-laws summarized below may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of common stock.

Common Stock

        All holders of shares of common stock are entitled to the same rights and privileges. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.

        In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to receive proportionately our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock and the shares offered by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Anti-Takeover Provisions

        Section 203 of the Delaware General Corporation Law.    We are not subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a "business combination" with any "interested stockholder" for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes, among other things, a merger or consolidation involving us and the interested stockholder and the sale of more than 10% of our assets. In general, an "interested stockholder" is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

        Classified Board of Directors.    Our certificate will divide our board of directors into three classes with staggered three-year terms. In addition, our certificate and our by-laws will provide that directors may be removed only for cause and only by the affirmative vote of the holders of 75% or more of our outstanding shares of capital stock present in person or by proxy and entitled to vote. Under our certificate and by-laws, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by the affirmative vote of a majority of our directors then in office, even though less than a quorum of the board of directors. The classification of our board of directors and the limitations on the ability of our stockholders to remove directors and fill vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of us.

        Stockholder Action by Written Consent.    Our certificate and our by-laws will provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may be taken by written consent in lieu of a meeting only if the action to be effected by such written consent and the taking of such action by such written consent have been previously approved by the board of directors.

        Special Meetings of Stockholders.    Our by-laws also will provide that, except as otherwise required by law, special meetings of the stockholders may only be called by our board of directors.

        Advance Notice Requirements for Stockholder Proposals and Director Nominations.    In addition, our by-laws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder's intention to bring such business before the meeting. These provisions could have the effect of delaying stockholder actions that are favored by the holders of a majority of our outstanding voting securities until the next stockholder meeting.

        Amendment of Certificate of Incorporation or By-laws.    The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Upon completion of this offering, our by-laws may be amended or repealed by a majority vote of our board of directors or by the affirmative vote of the holders of at least 75% of the votes which all our stockholders would be entitled to cast in any annual election of directors. In addition, the affirmative vote of the holders of at least 75% of the votes which all our stockholders would be entitled to cast in any election of directors will be required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our certificate described in the prior two paragraphs.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is                        .

The NASDAQ National Market

        We will apply to list our common stock on the NASDAQ National Market under the symbol "NEFF."

SHARES ELIGIBLE FOR FUTURE SALE

        If our stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options or warrants, in the public market following the offering, the market price of our common stock could decline. These sales also might make it more difficult for us to sell equity or equity related securities in the future at a time and price that we deem appropriate.

        Upon completion of the offering, we will have outstanding an aggregate of            shares of our common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options. Of these shares, all of the shares sold in the offering will be freely tradeable without restriction or further registration under the Securities Act, unless the shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act. This leaves            shares eligible for sale in the public market as follows:

Number of Shares	Date
After 180 days from the date of this prospectus (subject, in some cases, to volume limitations).
At various times after 180 days from the date of this prospectus as described below under "Lock-up Agreements."

Rule 144

        In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately            shares immediately after the offering; or

  •
  the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

        Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

        Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Lock-Up Agreements

        Our officers and directors and existing stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC, UBS Securities LLC and CIBC World Markets Corp. for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC, UBS Securities LLC and CIBC World Markets Corp. waive, in writing, such an extension.

Rule 701

        In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchases shares of our common stock from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell those shares 90 days after the effective date of the offering in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

        Following the offering, we intend to file a registration statement on Form S-8 under the Securities Act covering approximately            shares of common stock issued or issuable upon the exercise of stock options, subject to outstanding options or reserved for issuance under our employee and director stock benefit plans. Accordingly, shares registered under the registration statement will, subject to Rule 144 provisions applicable to affiliates, be available for sale in the open market, except to the extent that the shares are subject to vesting restrictions or the contractual restrictions described above.

Registration Rights

        Pursuant to the Neff Corp. stockholders' agreement, all parties, beginning six months after the consummation of this offering, will have the right to demand that Neff Corp. register their shares of common stock in a public offering. Each stockholder exercising such demand right must demand the registration of shares of common stock worth at least $10.0 million, other than Mr. J.C. Mas, who must demand the registration of the lesser of shares worth at least $10.0 million or 50% of the total number of shares he holds. The maximum number of demand registrations is four for Iron Merger Partnership and its affiliates and two for all other stockholders. These rights are limited insofar as Neff Corp. will not be obligated to effectuate (i) more than one demand registration in any 360 day period or (ii) a demand registration in the event that Neff Corp. has filed a registration statement for an underwritten offering for which the demanding stockholder has tag-along rights. See "Certain Relationships and Related Party Transaction—Stockholders Agreement".

DESCRIPTION OF INDEBTEDNESS

The ABL Credit Facility

        In connection with the Transactions, we entered into an ABL credit facility, which is provided by a syndicate of banks and other financial institutions arranged by General Electric Capital Corporation. The ABL credit facility provides for revolving loans of up to an aggregate of $225 million, including a $20 million sub-limit for the issuance of standby or commercial letters of credit, subject to the availability limitation described in the next sentence. The amount available for borrowings under the ABL credit facility is calculated according to a formula based primarily on the value of our rental fleet and equipment and, to a lesser extent, our accounts receivable and parts inventory. As a result, the amount available for additional borrowing at any time is less than the difference between $225 million and the aggregate amount of existing borrowings and letters of credit outstanding at such time. All borrowings under the ABL credit facility are subject to the satisfaction of usual and customary conditions, including accuracy of representations and warranties and absence of a default. The ABL credit facility will mature on the fifth anniversary of the facility. The ABL credit facility is secured by first-priority liens upon substantially all of our assets.

        The interest on borrowings under the ABL credit facility is at variable rates based on our leverage ratio. Borrowings under the ABL credit facility bear interest at a rate equal to an applicable margin percentage plus one of the following indexes: (i) LIBOR or (ii) an index rate that references either a published base rate or the federal funds rate. The applicable margin percentage will vary from 175 to 275 basis points for LIBOR-based loans and 50 to 150 basis points for prime rate loans, depending on our leverage ratio at the end of each quarter. The borrowings obtained on the closing date of the Recapitalization under the ABL credit facility bear interest at a rate equal to LIBOR plus 250 basis points or the prime rate plus 125 basis points for at least the first 90 days and thereafter at the variable rates described above.

        The ABL credit facility requires that we pay quarterly in arrears an annual commitment fee for each lender's unused commitment under the ABL credit facility. This annual commitment fee can range from 37.5 basis points to 50 basis points based on our leverage ratio.

        Voluntary prepayments of amounts outstanding under the ABL credit facility, in whole or in part, are permitted at any time, so long as we give notice as required by the ABL credit facility. However, if prepayment is made with respect to a LIBOR-based loan and the prepayment is made on a date other than an interest payment date, we must pay a fee to compensate the lenders for breakage costs incurred as a result of the prepayment.

        The ABL credit facility does not contain covenants that require us to maintain our financial condition, such as an interest coverage ratio or leverage ratio, but the ABL credit facility does impose a number of negative covenants, subject to customary exceptions, that limit or prohibit, among other things, our ability to:

  •
  incur additional indebtedness in excess of (i) $10 million of capital leases, (ii) a combined $50 million of subordinated indebtedness and second lien indebtedness, and (iii) $10 million of unsecured indebtedness;

  •
  pay dividends and make distributions;

  •
  issue stock of subsidiaries and make negative pledges;

  •
  make certain general investments in excess of $10 million;

  •
  make certain acquisitions in excess of $100 million;

  •
  repurchase stock;

  •
  become liable for contingent obligations in excess of $3 million;

  •
  make restricted payments in excess of $2 million;

  •
  create liens to support (i) purchase money obligations in excess of $20 million and (ii) general obligations in excess of $2 million;

  •
  enter into affiliate transactions;

  •
  enter into sale-leaseback transactions in excess of an aggregate value of $15 million;

  •
  merge or consolidate; and

  •
  transfer and sell assets.

        The ABL credit facility contains customary events of default, including, without limitation, payment defaults, breaches of representations and warranties, covenants defaults, cross-defaults to certain other indebtedness in excess of specified amounts, certain events of bankruptcy and insolvency, judgment defaults in excess of specified amounts, failure of any security document supporting the ABL credit facility to be in full force and effect and a change of control.

        In connection with our corporate reorganization, a consent to amend and restate the ABL credit facility to release us of our obligation as a guarantor was obtained.

The 11 1/4% Senior Secured Notes

General

        In connection with the Transactions, Neff Rental LLC and Neff Finance Corp. issued $245.0 million in aggregate principal amount of 11 1/4% senior secured notes due 2012. On January 3, 2006 we filed a Registration Statement on Form S-4 with respect to the commencement of an exchange offer and the public registration of the senior secured notes. On January 31, 2006 we received a letter from the Securities and Exchange Commission setting forth comments to the Registration Statement. On May 11, 2006, we responded to those comments by filing a response letter simultaneously with Amendment No. 1 to the Registration Statement. Assuming effectiveness of the Registration Statement and the completion of the exchange offer, all of the original senior secured notes will be exchanged for publicly-traded, registered securities with identical terms. The senior secured notes are guaranteed by Neff Rental, Inc., and will be guaranteed by certain of our future subsidiaries, if any. Interest on the senior secured notes is payable at the rate of 11 1/4% per annum and is payable semi-annually in cash on each June 15 and December 15. The senior secured notes will mature on June 15, 2012.

Ranking

        The senior secured notes and the guarantees therof are senior secured obligations of Neff Rental LLC, Neff Finance Corp. and Neff Rental, Inc. and rank:

  •
  senior in right of payment to any of the existing and future subordinated indebtedness of Neff Rental LLC, Neff Finance Corp. and Neff Rental, Inc., including the 13% senior subordinated notes;

  •
  equal in right of payment with any of the existing and future senior indebtedness of Neff Rental LLC, Neff Finance Corp. and Neff Rental, Inc.;

  •
  junior in priority as to all collateral with respect to the obligations under the ABL credit facility of Neff Rental LLC, Neff Finance Corp. and Neff Rental, Inc. and any other future obligations secured by a first-priority lien on all collateral; and

  •
  effectively junior in right of payment to the existing and future liabilities of the non-guarantor subsidiaries of Neff Rental LLC and Neff Finance Corp., if any.

Collateral

        The senior secured notes and the guarantees will be secured by second-priority liens on substantially all tangible and intangible assets of Neff Rental LLC and Neff Finance Corp. (including, but not limited to, accounts receivable, inventory, equipment rental fleet, general intangibles and proceeds of the foregoing), except for those assets excluded as collateral under the ABL credit facility.

The ABL credit facility will be secured by first-priority liens on the same assets securing the 11 1/4% senior secured notes and the subsidiary guarantees. The 11 1/4% senior secured notes will not be secured by a lien on any asset that does not also secure our obligations under the ABL credit facility.

Optional Redemption

        We have the right to redeem the senior secured notes in whole or in part from time to time on and after June 15, 2009 at the following redemption prices (expressed as percentages of the principal amount) if redeemed during the twelve-month period commencing on June 15 of the year set forth below, plus, in each case, accrued and unpaid interest if any, to the date of redemption:

Year	Percentage
2009	105.625%
2010	102.813%
2011 and thereafter	100.000%

        Prior to June 15, 2008, we may on one or more occasions redeem up to 35% of the principal amount of the senior secured notes with the proceeds of certain sales of our equity securities at 111.25% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption; provided that at least 65% of the aggregate principal amount of senior secured notes remains outstanding after the occurrence of each such redemption; and provided further that such redemption occurs within 90 days after the consummation of any such sale of our equity securities.

        In addition, prior to June 15, 2009, we may redeem the senior secured notes, in whole or in part, at a redemption price equal to 100% of the principal amount plus a "make-whole" premium, plus any accrued and unpaid interest to the date of redemption.

Covenants

        The indenture governing the senior secured notes will contain covenants that will, among other things, limit our ability and the ability of our restricted subsidiaries to:

  •
  incur or guarantee additional indebtedness or issue preferred stock;

  •
  create liens;

  •
  pay dividends or make other distributions to our stockholders;

  •
  purchase or redeem capital stock or subordinated indebtedness;

  •
  make investments;

  •
  enter into sale/leaseback transactions;

  •
  sell assets or consolidate or merge with or into other companies; and

  •
  engage in transactions with affiliates.

The 13% Senior Subordinated Notes

General

        In connection with the Transactions, Neff Rental LLC and Neff Finance Corp. issued $80.0 million in aggregate principal amount of 13% senior subordinated notes due 2013. On January 3, 2006 we filed a Registration Statement on Form S-4 with respect to the commencement of an exchange offer and the public registration of the senior subordinated notes. On January 31, 2006 we received a letter from the Securities and Exchange Commission setting forth comments to the Registration Statement. On May 11, 2006, we responded to those comments by filing a response letter simultaneously with Amendment No. 1 to the Registration Statement. Assuming effectiveness of the Registration Statement and the completion of the exchange offer, all of the original senior subordinated notes will be exchanged for publicly-traded, registered securities with identical terms. The senior subordinated notes are guaranteed by Neff Rental, Inc., and will be guaranteed by certain of our future subsidiaries, if any. In connection with our corporate reorganization Neff Rental LLC and Neff Finance Corp. assumed

Neff Corp.'s obligations under the senior subordinated notes and Neff Corp. was released therefrom. Interest on the senior subordinated notes is payable at the rate of 13% per annum and is payable semi-annually in cash on each June 15 and December 15. The senior subordinated notes will mature on June 15, 2013.

Ranking

        The senior subordinated notes and the guarantees will be the senior subordinated obligations of Neff Rental LLC, Neff Finance Corp. and Neff Rental, Inc. and rank:

  •
  junior in right of payment to any of existing and future senior indebtedness, including the 11 1/4% senior secured notes and the ABL credit facility, of Neff Rental LLC, Neff Finance Corp. and Neff Rental, Inc.;

  •
  equal in right of payment with any future senior subordinated indebtedness, if any, of Neff Rental LLC, Neff Finance Corp. and Neff Rental, Inc.; and

  •
  effectively junior in right of payment to the existing and future liabilities of the non-guarantor subsidiaries, if any, of Neff Rental LLC and Neff Finance Corp.

Optional Redemption

        We have the right to redeem the senior subordinated notes in whole or in part from time to time on and after June 15, 2007 at the following redemption prices (expressed as percentages of the principal amount) if redeemed during the twelve-month period commencing on June 15 of the year set forth below, plus, in each case, accrued and unpaid interest if any, to the date of redemption:

Year	Percentage
2007	103.000%
2008	102.000%
2009	101.000%
2010 and thereafter	100.000%

        Prior to June 15, 2007, we may on one or more occasions redeem up to 35% of the principal amount of the senior subordinated notes with the proceeds of certain sales of our equity securities at 113% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption; provided that at least 65% of the aggregate principal amount of senior subordinated notes remains outstanding after the occurrence of each such redemption; and provided further that such redemption occurs within 90 days after the consummation of any such sale of our equity securities.

        In addition, prior to June 15, 2007, we may redeem the senior subordinated notes, in whole or in part, at a redemption price equal to 100% of the principal amount plus a "make-whole" premium, plus any accrued and unpaid interest to the date of redemption.

Covenants

        The indenture governing the senior subordinated notes contains covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to:

  •
  incur or guarantee additional indebtedness or issue preferred stock;

  •
  create liens;

  •
  pay dividends or make other distributions to our stockholders;

  •
  purchase or redeem capital stock;

  •
  make investments;

  •
  enter into sale/leaseback transactions;

  •
  sell assets or consolidate or merge with or into other companies; and

  •
  engage in transactions with affiliates.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR
NON-U.S. HOLDERS OF COMMON STOCK

        The following is a general discussion of the material United States federal income tax consequences of the ownership and disposition of our common stock to a non-United States holder, but is not a complete analysis of all the potential tax consequences relating thereto. For the purposes of this discussion, a non-United States holder is any beneficial owner of our common stock that for United States federal income tax purposes is not a "United States person." For purposes of this discussion, the term United States person means:

  •
  an individual citizen or resident of the United States;

  •
  a corporation or a partnership (or other entity taxable as a corporation or a partnership) created or organized in the United States or under the laws of the United States or any political subdivision thereof;

  •
  an estate whose income is subject to United States federal income tax regardless of its source; or

  •
  a trust (x) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a United States person.

        If a partnership holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships which hold our common stock and partners in such partnerships should consult their tax advisors.

        This discussion does not address all aspects of United States federal income taxation that may be relevant in light of a non-United States holder's special tax status or special circumstances. United States expatriates, insurance companies, tax-exempt organizations, dealers in securities, banks or other financial institutions, "controlled foreign corporations," "passive foreign investment companies," corporations that accumulate earnings to avoid United States federal income tax and investors that hold our common stock as part of a hedge, straddle or conversion transaction are among those categories of potential investors that may be subject to special rules not covered in this discussion. This discussion does not address any tax consequences arising under the laws of any state, local or non-United States taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, and Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Accordingly, each non-United States holder should consult its tax advisors regarding the United States federal, state, local and non-United States income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Dividends

        Payments on our common stock will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Amounts not treated as dividends for United States federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder's adjusted basis in the common stock, but not below zero, and then the excess, if any, will be treated as gain from the sale of the common stock.

        Amounts treated as dividends paid to a non-United States holder of common stock generally will be subject to United States withholding tax either at a rate of 30% of the gross amount of the dividends or such lower rate as may be specified by an applicable tax treaty. In order to receive a reduced treaty rate, a non-United States holder must provide a valid IRS Form W-8BEN or other successor form certifying qualification for the reduced rate.

        Dividends received by a non-United States holder that are effectively connected with a United States trade or business conducted by the non-United States holder are exempt from such withholding tax. In order to obtain this exemption, a non-United States holder must provide a valid IRS Form W-8ECI or other successor form properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are generally taxed at the same graduated rates applicable to United States persons, net of allowable deductions and credits.

        In addition to the graduated tax described above, dividends received by a corporate non-United States holder that are effectively connected with a United States trade or business of such holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

        A non-United States holder may obtain a refund of any excess amounts currently withheld if an appropriate claim for refund is filed timely with the IRS. If a non-United States holder holds our common stock through a foreign partnership or a foreign intermediary, the foreign partnership or foreign intermediary will also be required to comply with additional certification requirements.

Gain on Disposition of Common Stock

        A non-United States holder generally will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

  •
  the gain is effectively connected with a United States trade or business of the non-United States holder or, if a tax treaty applies, attributable to a United States permanent establishment maintained by such non-United States holder;

  •
  the non-United States holder is an individual who holds his or her common stock as a capital asset (generally, an asset held for investment purposes) and who is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the sale or disposition occurs and other conditions are met; or

  •
  our common stock constitutes a United States real property interest by reason of our status as a "United States real property holding corporation" (a "USRPHC") for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder's holding period for our common stock.

        We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, as long as our common stock is regularly traded on an established securities market, however, such common stock will be treated as United States real property interests only if the non-United States holder actually or constructively held more than 5 percent of such regularly traded common stock.

        Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to the United States federal income tax imposed on net income on the same basis that applies to United States persons generally and, for corporate holders under certain circumstances, the branch profits tax, but will generally not be subject to withholding, provided any certification requirements are met. Gain described in the second bullet point above (which may be offset by United States source capital losses) will be subject to a flat 30% United States federal income tax. Non-United States holders should consult any applicable income tax treaties that may provide for different rules.

Backup Withholding and Information Reporting

        Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld, together with other information. A similar report is sent to the holder. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable tax treaty. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence.

        Backup withholding (currently at a rate of 28%) will generally not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-United States holder of our common stock if the holder has provided the certification described above that it is not a United States person or has otherwise established an exemption.

        Payments of the proceeds from a disposition effected outside the United States by a non-United States holder of our common stock made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) will apply to such a payment if the broker is a United States person, a controlled foreign corporation for United States federal income tax purposes, a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, or a foreign partnership if (1) at any time during its tax year, one or more of its partners are United States persons who, in the aggregate hold more than 50 percent of the income or capital interest in such partnership or (2) at any time during its tax year, it is engaged in the conduct of a trade or business in the United States, unless the broker has documentary evidence that the beneficial owner is a non-United States holder and specified conditions are met or an exemption is otherwise established.

        Payment of the proceeds from a disposition by a non-United States holder of common stock made by or through the United States office of a broker is generally subject to information reporting and backup withholding unless the non-United States holder certifies as to its non-United States holder status under penalties of perjury or otherwise establishes an exemption from information reporting and backup withholding.

        Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-United States holder's United States federal income tax liability provided the required information is furnished timely to the IRS.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated            , 2006, we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC, UBS Securities LLC and CIBC World Markets Corp. are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
UBS Securities LLC
CIBC World Markets Corp.
Robert W. Baird & Co. Incorporated
William Blair & Company, L.L.C.

Total

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

        We and the selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to            additional shares from the selling stockholder at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

        The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $            per share. The underwriters and selling group members may allow a discount of $            per share on sales to other broker/dealers. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.

        The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting Discounts and Commissions paid by selling stockholders	$	$	$	$
Expenses payable by the selling stockholders	$	$	$	$

        The underwriters have informed us they do not expect sales to accounts over which they exercise discretionary authority to exceed 5% of the shares being offered.

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 (the "Securities Act") relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of

Credit Suisse Securities (USA) LLC, UBS Securities LLC and CIBC World Markets Corp. for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC, UBS Securities LLC and CIBC World Markets Corp. waive, in writing, such an extension.

        Our officers and directors and existing stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC, UBS Securities LLC and CIBC World Markets Corp. for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC, UBS Securities LLC and CIBC World Markets Corp. waive, in writing, such an extension.

        We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

        We will apply to list the shares of common stock on The NASDAQ National Market.

        Certain of the underwriters and their respective affiliates have from time to time performed, and may in the future perform, various financial advisory, commercial banking and investment banking services for us and for our affiliates in the ordinary course of business for which they have received and would receive customary compensation. In particular, Credit Suisse Securities (USA) LLC was the sole lead bookrunner in the offering of $245.0 million aggregate principal amount of our 11 1/4% senior secured notes. Affiliates of Credit Suisse Securities (USA) LLC own approximately $37.0 million of our 13% senior subordinated notes. We intend to use a portion of the net proceeds from this offering to redeem all our outstanding 13% senior subordinated notes. As a result of these payments, the underwriters may receive more than 10% of the entire net proceeds in this offering, and may be deemed to have a "conflict of interest" under Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 2720 of the conduct rules. Rule 2720 requires that the initial public offering price can be no higher than that recommended by a "qualified independent underwriter," as defined by the NASD. UBS Securities LLC has served in that capacity and performed due diligence investigations and reviewed and participated in the preparation of the registration statement of which this prospectus forms a part.

        In addition, affiliates of Credit Suisse Securities (USA) LLC own approximately 3.4% of Neff Corp.'s common stock on a fully diluted basis.

        Prior to the offering, there has been no market for our common stock. The initial public offering price will be determined by negotiation between us and the underwriters and will not necessarily reflect the market price of the common stock following the offering. The principal factors that will be considered in determining the public offering price will include:

  •
  the information presented in this prospectus and otherwise available to the underwriters;

  •
  the history of and the prospects for the industry in which we will compete;

  •
  the ability of our management;

  •
  the prospects for our future earnings;

  •
  the present state of our development and our current financial condition;

  •
  the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

  •
  the general condition of the securities markets at the time of the offering.

We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to this offering or that an active trading market for the common stock will develop and continue after the offering.

        In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only he closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ National Market or otherwise and, if commenced, may be discontinued at any time.

        A prospectus in electronic format will be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

        The distribution of the shares in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of the shares are made. Any resale of the shares in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the shares.

Representations of Purchasers

        By purchasing the shares in Canada and accepting a purchase confirmation a purchaser is representing to us and the selling stockholders and the dealer from whom the purchase confirmation is received that:

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the shares without the benefit of a prospectus qualified under those securities laws,

  •
  where required by law, that the purchaser is purchasing as principal and not as agent,

  •
  the purchaser has reviewed the text above under Resale Restrictions, and

  •
  the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the shares to the regulatory authority that by law is entitled to collect the information.

Rights of Action—Ontario Purchasers Only

        Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us and the Selling Stockholders in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the Selling Stockholders. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the Selling Stockholders will have no liability. In the case of an action for damages, we and the Selling Stockholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

        All of our directors and officers as well as the experts named herein and the Selling Stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

        Canadian purchasers of the shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares in their particular circumstances and about the eligibility of the shares for investment by the purchaser under relevant Canadian legislation.

NOTICE TO INVESTORS

        The shares of common stock are offered for sale in those jurisdictions in the United States, Europe and elsewhere where it is lawful to make such offers.

        Other than with respect to the public offering of the shares of common stock to be listed on The Nasdaq National Market, no action has been or will be taken in any country or jurisdiction by us or the underwriters that would permit a public offering of the shares of common stock, or possession or distribution of any offering material in relation thereto, in any country or jurisdiction where action for that purpose is required. Accordingly, the shares of common stock may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the shares of common stock may be distributed, published, in or from any country or jurisdiction, except in compliance with any applicable rules and regulations of any such country or jurisdiction. This prospectus does not constitute an offer to sell or a solicitation of an offer to purchase in any jurisdiction where such offer or solicitation would be unlawful.

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each Underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of shares of common stock to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares of common stock to the public in that Relevant Member State at any time:

  (a)
  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  (b)
  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

  (c)
  to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

  (d)
  in any other circumstances which do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of shares of common stock to the public" in relation to any shares of common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares of common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

        Each of the underwriters severally represents, warrants and agrees to follow:

  (a)
  It has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling with Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

  (b)
  it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares of common stock in, from or otherwise involving the United Kingdom.

France

        The shares of common stock are being issued and sold outside the Republic of France and that, in connection with their initial distribution, it has not offered or sold and will not offer or sell, directly or indirectly, any shares of common stock to the public in the Republic of France, and that it has not distributed and will not distribute or cause to be distributed to the public in the Republic of France this prospectus or any other offering material relating to the shares of common stock, and that such offers, sales and distributions have been and will be made in the Republic of France only to qualified investors (investisseurs qualifies) in accordance with Article L.411-2 of the Monetary and Financial Code and decret no. 98-880 dated 1st October, 1998.

Netherlands

        Our shares of common stock may not be offered, sold, transferred or delivered in or from the Netherlands as part of their initial distribution or at any time thereafter, directly or indirectly, other than to, individuals or legal entities situated in The Netherlands who or which trade or invest in securities in the conduct of a business or profession (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, collective investment institution, central governments, large international and supranational organizations, other institutional investors and other parties, including treasury departments of commercial enterprises, which as an ancillary activity regularly invest in securities; hereinafter, "Professional Investors"), provided that in the offer, prospectus and in any other documents or advertisements in which a forthcoming offering of our shares of common stock is publicly announced (whether electronically or otherwise) in The Netherlands it is stated that such offer is and will be exclusively made to such Professional Investors. Individual or legal entities who are not Professional Investors may not participate in the offering of our shares of common stock, and this prospectus or any other offering material relating to our shares of common stock may not be considered an offer or the prospect of an offer to sell or exchange our shares of common stock.

Italy

        Neither the shares of common stock, this prospectus nor any other material relating to the shares of common stock will be offered, sold, delivered, distributed or made available in the Republic of Italy other than to professional investors ("investiton professionali") as defined in Article 30, Paragraph 2, of Legislative Decree No. 58, of 24 February 1998 (the "Financial Laws Consolidation Act"), as subsequently amended and supplemented, which refers to the definition or "operatori qualificati" as defined in Article 31, Paragraph 2, of CONSOB Regulation No. 11,522, of 1 July 1998, as subsequently amended and supplemented, or pursuant to Article 100 of the Financial Laws Consolidation and

Article 33, Paragraph 1, of CONSOB Regulation n. 11,971, of 14 May 1999, as subsequently amended and supplemented and in accordance with applicable Italian laws and regulations.

        Any offer of the shares of common stock to professional investors in the Republic of Italy shall be made only by banks, investment firms or financial companies enrolled in the special register provided for in Article 107 of the Consolidated Banking Act, to the extent that they are duly authorized to engage in the placement and/or underwriting of financial instruments in the Republic of Italy in accordance with the relevant provisions of the Financial Laws Consolidations Act and/or any other applicable laws and regulations and in compliance with Article 129 of the Consolidated Banking Act.

        Insofar as the requirements above are based on laws that are superseded at any time pursuant to the implementation of the Directive 20O3/71/CE ("Prospectus Directive"), such requirements shall be replaced by the applicable requirements under the Prospectus Directive.

Spain

        Neither the shares of common stock nor this prospectus have been approved or registered in the administrative registries of the Spanish Securities Markets Commission ("Comision Nacional del Mercado de Valores"). Accordingly, the shares of common stock may not be offered in Spain except in circumstances which do not constitute a public offer of securities in Spain within the meaning of Article 3Obis of the Spanish Securities Market Law, of 28 July 1988 ("Ley 24/1988, de 28 de julio, del Mercado de Valores), as amended and restated, and supplemental rules enacted thereunder.

Japan

        The underwriters will not offer or sell any of our shares of common stock directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, "Japanese person" means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Hong Kong

        The underwriters and each of their affiliates have not (i) offered or sold, and will not offer or sell, in Hong Kong, by means of any document, our shares of common stock other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance or (ii) issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere any advertisement, invitation or document relating to our shares of common stock which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to our securities which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance. The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Singapore

        This prospectus has not been and will not be registered as a prospectus with the Monetary Authority of Singapore, and the shares of common stock will be offered in Singapore pursuant to exemptions under Section 274 and Section 275 of the Securities and Futures Act, Chapter 289 of Singapore (the "Securities and Futures Act"). Accordingly our shares of common stock may not be offered or sold, or be the subject of an invitation for subscription or purchase, nor may this prospectus or any other offering material relating to our shares of common stock be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (a) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, (b) to a sophisticated investor, and in accordance with the conditions specified in Section 275 of the Securities and Futures Act or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

LEGAL MATTERS

        The validity of the common stock offered hereby is being passed upon for us by Latham & Watkins LLP, New York, New York. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York. Certain partners of Latham & Watkins LLP, members of their families, related persons and others have an indirect interest in less than 1% of our common stock through investments in a limited partnership that, in turn, has an investment in a fund affiliated with Odyssey.

EXPERTS

        Our consolidated financial statements as of December 31, 2005 and for the years ended December 31, 2005 and 2003 included in this prospectus have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes explanatory paragraphs referring to the restatement of the 2003 consolidated financial statements and the completion of a leveraged recapitalization and corporate reorganization in 2005) and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        Our consolidated financial statements, as of December 31, 2004 and for the year then ended included in this prospectus have been audited by Kaufman, Rossin & Co., an independent registered public accounting firm, as stated in their report appearing herein (which report includes an explanatory paragraph referring to the restatement of the 2004 consolidated financial statements), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed a registration statement on Form S-1 pursuant to the Securities Act of 1933, as amended, with the SEC. You can inspect and copy the reports and other information filed by us at the public reference facilities maintained by the SEC at 100 F Street, NE, Washington, D.C. 20549. You can obtain copies of such material from the Public Reference Room of the SEC at 100 F Street, NE, Washington, D.C. 20549 at prescribed rates. You can call the SEC at 1-800-732-0330 for information regarding the operations of its Public Reference Room. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants (including us) that file periodically. None of the information filed with the SEC or on the Company's website is incorporated by reference into this prospectus and you should not rely on any such information in connection with this offering.

Index to Financial Statements

Page Numbers
Unaudited Condensed Consolidated Financial Statements
Condensed Consolidated Balance Sheets as of March 31, 2006 and December 31, 2005	F-2
Condensed Consolidated Statements of Operations for the three months ended March 31, 2006 and 2005	F-3
Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2006 and 2005	F-4
Notes to Unaudited Condensed Consolidated Financial Statements	F-5
Audited Financial Statements
Reports of Independent Registered Public Accounting Firms	F-16
Consolidated Balance Sheets as of December 31, 2005 and 2004 (Restated)	F-18
Consolidated Statements of Operations for the years ended December 31, 2005, 2004 and 2003 (Restated)	F-19
Consolidated Statements of Stockholder's Equity (Deficiency) for the years ended December 31, 2005, 2004 (Restated) and 2003 (Restated)	F-20
Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003	F-21
Notes to Consolidated Financial Statements	F-22

NEFF CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)

	March 31, 2006	December 31, 2005
ASSETS
Cash and cash equivalents	$33	$33
Accounts receivable, net of allowance for doubtful accounts of $1,495 in 2006 and $1,734 in 2005	42,266	44,573
Inventories	2,042	1,901
Rental equipment, net	323,708	278,760
Property and equipment, net	20,538	17,187
Prepaid expenses and other assets	18,022	17,931

Total assets	$406,609	$360,385

LIABILITIES AND STOCKHOLDERS' DEFICIENCY
Liabilities
Accounts payable	$9,643	$10,382
Accrued expenses	56,000	27,235
Credit facility	142,462	128,935
11 1/4% second priority senior secured notes	245,000	245,000
13% senior subordinated notes, net of unamortized discount of $3,006 in 2006 and $3,067 in 2005	76,994	76,933

Total liabilities	530,099	488,485

Commitments and contingencies
Stockholders' deficiency
Class A Common Stock; $.01 par value; 20,000 shares authorized; 12,479 shares issued and outstanding	125	125
Preferred Stock, $.01 par value; 1,000 shares authorized; 0 shares issued and outstanding	—	—
Additional paid in capital	20,732	20,133
Accumulated deficit	(144,347)	(148,358)

Total stockholders' deficiency	(123,490)	(128,100)

Total liabilities and stockholders' deficiency	$406,609	$360,385

The accompanying notes are an integral part of these condensed consolidated financial statements.

NEFF CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	For the Three Months Ended March 31,
	2006	2005
Revenues
Rental revenues	$61,876	$47,866
Equipment sales	11,993	10,927
Parts and service	3,791	2,994

Total revenues	77,660	61,787

Cost of revenues
Cost of equipment sold	8,662	8,287
Depreciation of rental equipment	13,954	10,924
Maintenance of rental equipment	17,359	17,572
Cost of parts and service	2,262	1,755

Total cost of revenues	42,237	38,538

Gross profit	35,423	23,249

Other operating expenses
Selling, general and administrative expenses	17,726	14,793
Other depreciation and amortization	1,370	1,291

Total other operating expenses	19,096	16,084

Income from operations	16,327	7,165

Other expenses
Interest expense	11,847	4,208
Amortization of debt issue costs	469	476

Total other expenses	12,316	4,684

Net income	$4,011	$2,481

Net income per common share—basic	$0.32	$0.11

Net income per common share—diluted	$0.31	$0.10

Weighted average common shares outstanding:
Basic	12,479	21,665

Diluted	12,885	25,000

The accompanying notes are an integral part of these condensed consolidated financial statements.

NEFF CORP. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the Three Months Ended March 31,
	2006	2005
Cash Flows from Operating Activities
Net income	$4,011	$2,481
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	15,324	12,215
Amortization of debt issue costs	469	476
Gain on sale of equipment	(3,331)	(2,640)
Provision for bad debt	22	704
Stock compensation expense	599	—
Changes in operating assets and liabilities:
Accounts receivable	2,285	2,237
Inventories and other assets	(640)	136
Accounts payable and accrued expenses	19,437	(267)

Net cash provided by operating activities	38,176	15,342

Cash Flows from Investing Activities
Purchases of rental equipment	(58,975)	(23,882)
Proceeds from sale of equipment	11,993	10,927
Purchases of property and equipment	(4,721)	(1,779)

Net cash used in investing activities	(51,703)	(14,734)

Cash Flows from Financing Activities
Repayments under previously outstanding credit facility	—	(635)
Borrowings under credit facility	13,527	—

Net cash provided by (used in) financing activities	13,527	(635)

Net decrease in cash and cash equivalents	—	(27)
Cash and cash equivalents, beginning of period	33	81

Cash and cash equivalents, end of period	$33	$54

The accompanying notes are an integral part of these condensed consolidated financial statements.

NEFF CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—BASIS OF PRESENTATION

        Neff Corp. and its wholly-owned subsidiaries ("Neff" or the "Company") own and operate equipment rental locations throughout the southern and western regions of the United States. The Company also sells used equipment, parts and merchandise and provides ongoing repair and maintenance services.

        The accompanying unaudited condensed consolidated financial statements include the accounts of Neff and reflect all adjustments, which are, in the opinion of management, necessary for a fair presentation of financial results for the three months ended March 31, 2006 and 2005, in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial reporting. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. These unaudited condensed consolidated financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2005. The results of operations for the three months ended March 31, 2006 are not necessarily indicative of the results which may be reported for the year ending December 31, 2006.

        All intercompany transactions and balances have been eliminated in consolidation. No tax provision was recorded for the three months ending March 31, 2006 and 2005 as the Company has sufficient net operating loss carryforwards and accordingly decreased the deferred tax asset valuation allowance.

        On April 6, 2005, the Company announced that it and Iron Merger Sub, Inc. ("Iron"), an affiliate of Odyssey Investment Partners, LLC ("Odyssey"), had entered into a recapitalization agreement (the "Recapitalization Agreement") pursuant to which Iron would be merged with and into Neff, with Neff surviving the merger. On June 3, 2005, after shareholder approval of the Recapitalization Agreement, Iron merged with and into Neff Corp. (the "Recapitalization") with Neff as the surviving entity and a majority-owned subsidiary of Iron Merger Partnership ("Holdings"). Substantially all of Neff's stockholders and holders of options to purchase stock received cash in exchange for their shares or for the cancellation of their options. The Recapitalization was accounted for as a leveraged recapitalization with no change in the book basis of assets and liabilities.

        In July 2005, Neff announced a change in its corporate organization and created Neff Rental LLC, a 100% owned subsidiary of Neff, and Neff Finance Corp. ("Neff Finance"), a 100% owned subsidiary of Neff Rental LLC. Neff Finance was created solely to serve as a corporate co-obligor of Neff Rental LLC and has nominal assets.

        On July 8, 2005, Neff transferred substantially all of its assets (including all of the capital stock of the operating subsidiary Neff Rental, Inc.) and substantially all of its obligations (including its obligations under its guarantee of a credit facility, Bridge Loan and 13% Notes) to Neff Rental LLC (the "Transfer"). Contemporaneously, Neff Finance became the co-obligor of all of Neff Rental LLC's obligations. The Transfer resulted in a continuation of the existing operations with no change in the book basis of assets and liabilities.

Use of Estimates

        The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company considers critical accounting policies to be those that require more significant judgments and estimates in the preparation of the condensed consolidated financial statements including the valuation of rental equipment and other long-lived assets, the valuation of accounts receivable, and the valuation of deferred tax assets. Management relies on historical experience and other assumptions believed to be reasonable under the circumstances in making its judgments and estimates. Actual results could differ from those estimates.

Recognition of Revenue

        Rental agreements are structured as operating leases and the related revenues are recognized as they are earned over the rental period. Sales of equipment and parts are recognized at the time of delivery or, if the equipment is out on lease, at the time a sales contract is finalized. Equipment may be delivered to customers for a trial period. Revenue on such sales is recognized at the time a sales contract is finalized. Service revenues are recognized at the time the services are rendered.

Cash Equivalents

        The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Stock-based Compensation

        Effective June 3, 2005, Neff's Board of Directors approved the 2005 Stock Option Plan (the "2005 Plan"). The 2005 Plan authorizes the grant of options to award up to 1,433,000 shares of Neff's common stock to employees, employees of subsidiaries, consultants, or independent members of the Company's Board of Directors. Options granted may be Incentive Stock Options ("ISOs") or nonqualified stock options; the options cannot be granted at exercise prices below estimated fair market value at the date of the grant and are exercisable over periods not in excess of 10 years. Payment of the exercise price may be made in the form of cash or, with the consent of the Stock Option Committee, in the form of mature shares or, except for ISOs, in a cashless manner. Exercise of any options granted under the 2005 Plan is subject to the approval of the 2005 Plan by Neff's stockholders before June 2, 2006.

        In connection with the Recapitalization, the majority of the options to acquire shares of Neff stock then outstanding were reacquired and retired by Neff. Following the Recapitalization, previously outstanding and fully vested options of 410,800 of Neff's common shares remain outstanding (the "Rollover Options"), exercisable at $0.09 per share, expiring in 2013.

        Effective June 3, 2005, Neff granted ISOs to certain members of Neff's management (whose employment was assigned to the Company in connection with the Transfer) to acquire 1,432,165 shares of Neff's common stock, exercisable at $8.214 per share (estimated fair market value at the date of the grant), with 537,062 vesting ratably on December 31, 2005 through December 31, 2008, with the balance vesting in 2013, each subject to accelerated vesting upon achievement of certain earnings based targets. As of December 31, 2005, 358,041 of the 2005 options had vested. For the three months ended March 31, 2006, the Company has estimated that an additional 89,510 of the 2005 options are expected to vest.

        The weighted average exercise price and the weighted average remaining contractual life of options outstanding under the 2005 Plan and of the Rollover Options as of March 31, 2006 is $8.214 and 10 years and $0.09 and 8 years, respectively. As of March 31, 2006, the Company has 1,842,965 options outstanding. None of the Rollover Options or 2005 Plan options have been exercised or forfeited.

        As of March 31, 2006 and December 31, 2005, the total compensation cost related to nonvested awards not yet recognized totaled approximately $6.6 million and $7.2 million, respectively; that cost is expected to be recognized over a period of 2.75 years and 3 years, respectively.

        Prior to January 1, 2006, the Company accounted for its stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related Interpretations. Under APB 25, no compensation expense was recognized for stock option grants if the exercise price of the Company's stock option grants was at or above the fair market value of the underlying stock on the date of grant. Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123-R, "Share-Based Payment" ("SFAS 123-R") using the modified-prospective transition method. Under this transition method, compensation cost recognized in the first quarter of 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value used for pro forma disclosures and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123-R. Results for prior periods have not been restated.

        As a result of adopting SFAS 123-R, the Company's net income for the three months ended March 31, 2006, was approximately $0.6 million lower than if it had continued to account for share-based compensation under APB 25. Prior to January 1, 2006, the Company had adopted the pro forma disclosure features of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), as amended by Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." There would have been no effect on net income and income per share amounts if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation for the three months ended March 31, 2005 as all outstanding options at the time were fully vested prior to the period.

        The fair value of options at each grant date was estimated using the Black-Scholes multiple option model where each vesting increment is treated as a separate option with its own fair value. The following weighted average assumptions were used for 2005, expected life of 10 years, interest rate of 4.5%, volatility of 75%, no expected dividends. The estimated per option fair value was $6.69. No options were granted by Neff during the first quarter of 2006.

Segment Reporting

        Management of the Company believes that the Company's operations comprise a single business segment.

Fair Value of Financial Instruments

        The fair market value of financial instruments held by the Company are based on a variety of factors and assumptions and may not necessarily be representative of the actual gains or losses that will be realized in the future and do not include expenses that could be incurred in an actual sale or settlement of such financial instruments.

New Accounting Pronouncements

        In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29" ("SFAS 153"). The guidance in APB Opinion No. 29, "Accounting for Nonmonetary Transactions" ("APB 29"), is based on the principle that exchanges of nonmonetary assets should be measured based on the fair values of the assets exchanged. The guidance in APB 29, however, included certain exceptions to that principle. This statement amends APB 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary exchanges occurring during fiscal years beginning after June 15, 2005. The Company is currently assessing the impact, if any, that SFAS 153 will have on the results of operations, financial position or cash flows.

NOTE 2—SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	For the Three Months Ended March 31,
	2006	2005
	(in thousands)
Supplemental Disclosures of Cash Flow Information
Cash paid for interest	$865	$1,324

Cash paid for rental equipment additions:
Total fleet additions	$67,564	$37,033
Less amounts included in accounts payable and accrued expenses at March 31,	(12,134)	(16,584)
Add amounts included in accounts payable and accrued expenses at December 31 of prior year	3,545	3,433

Cash payments made for rental equipment additions	$58,975	$23,882

NOTE 3—EARNINGS PER SHARE

        For the three months ended March 31, 2006, and 2005 the treasury stock method was used to determine the dilutive effect of options and warrants on earnings per share data.

        Net income and weighted average number of shares outstanding used in the computations are summarized as follows (in thousands, except per share data):

	For The Three Months Ended March 31,
	2006	2005
Net income	$4,011	$2,481

Number of shares:
Weighted average common shares outstanding-basic	12,479	21,665
Employee stock options	406	3,335

Weighted average common shares outstanding-diluted	12,885	25,000

Net income per common share-basic	$0.32	$0.11

Net income per common share-diluted	$0.31	$0.10

NOTE 4—SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

        On July 8, 2005, Neff Rental LLC and its subsidiaries issued their 11 1/4% Notes, due 2012 and assumed the obligations of Neff as issuer of the 13% Notes, due 2013 (collectively, the "Securities"). Neff Finance Corp. is a co-issuer of the Securities and Neff Rental, Inc. is a guarantor of the Securities. Both Neff Finance Corp. and Neff Rental, Inc. are direct, 100% owned subsidiaries of Neff Rental LLC. The obligations of Neff Finance Corp. and Neff Rental, Inc. in respect of the Securities are full and unconditional. The obligations of Neff Finance Corp. are joint and several with Neff Rental LLC, and the obligations of Neff Rental, Inc. are joint and several with all future guarantors in respect of the Securities.

        The Company conducts substantially all of its business through, and derives all of its income from, its operating subsidiary, Neff Rental, Inc. Therefore, the Company's ability to make required principal and interest payments with respect to its indebtedness depends on the earnings of its subsidiaries and its ability to receive funds from its subsidiaries through dividend and other payments. Neff Rental, Inc. is subject to various financial and restrictive covenants under its Credit Facility that limit its ability to distribute cash to Neff Rental LLC. However, the Credit Facility expressly allows distributions of cash in connection with regularly scheduled payments of principal and interest and certain other amounts in respect of the Securities.

        Neff Finance Corp. has no assets, operations, revenues or cash flows other than those related to the issuance, administration and repayment of the Securities. Its only assets are its nominal capitalization of $1.00, and thus, the Company has not presented separate financial statements and other disclosures concerning Neff Finance Corp.

        In accordance with criteria established under Rule 3-10(f) of Regulation S-X under the Act, the following tables present condensed consolidating financial information of (a) Neff Corp. ("Parent"), (b) Neff Rental LLC and (c) Neff Rental, Inc. (the "Guarantor Subsidiary"), in its capacity as guarantor of the Securities:

SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET
AS OF MARCH 31, 2006
(in thousands)

	Guarantor Subsidiary	Neff Rental LLC	Parent	Eliminations	Condensed Consolidated
ASSETS
Cash and cash equivalents	$33	$—	$—	$—	$33
Accounts receivable, net	42,266	—	—	—	42,266
Inventories	2,042	—	—	—	2,042
Rental equipment, net	323,708	—	—	—	323,708
Property and equipment, net	20,538	—	—	—	20,538
(Due to) from affiliates	(256,240)	256,240	—	—	—
Prepaid expenses and other assets	8,337	(46,559)	(123,490)	179,734	18,022

Total assets	$140,684	$209,681	$(123,490)	$179,734	$406,609

LIABILITIES AND STOCKHOLDERS' DEFICIENCY
Liabilities
Accounts payable	$9,643	$—	$—	$—	$9,643
Accrued expenses	44,823	11,177	—	—	56,000
Credit facility	142,462	—	—	—	142,462
11 1/4% second priority senior secured notes	—	245,000	—	—	245,000
13% senior subordinated notes	—	76,994	—	—	76,994

Total liabilities	196,928	333,171	—	—	530,099

Stockholders' deficiency
Members' deficit	—	(123,490)	—	123,490	—
Class A Common Stock	—	—	125	—	125
Additional paid-in capital	38,252	—	20,732	(38,252)	20,732
Accumulated deficit	(94,496)	—	(144,347)	94,496	(144,347)

Total stockholders' deficiency	(56,244)	(123,490)	(123,490)	179,734	(123,490)

Total liabilities and stockholders' deficiency	$140,684	$209,681	$(123,490)	$179,734	$406,609

SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET
AS OF DECEMBER 31, 2005
(in thousands)

	Guarantor Subsidiary	Neff Rental LLC	Parent	Eliminations	Condensed Consolidated
ASSETS
Cash and cash equivalents	$33	$—	$—	$—	$33
Accounts receivable, net	44,573	—	—	—	44,573
Inventories	1,901	—	—	—	1,901
Rental equipment, net	278,760	—	—	—	278,760
Property and equipment, net	17,187	—	—	—	17,187
(Due to) from affiliates	(256,511)	256,511	—	—	—
Prepaid expenses and other assets	8,260	(60,991)	(128,100)	198,762	17,931

Total assets	$94,203	$195,520	$(128,100)	$198,762	$360,385

LIABILITIES AND STOCKHOLDERS' DEFICIENCY
Liabilities
Accounts payable	$10,382	$—	$—	$—	$10,382
Accrued expenses	25,548	1,687	—	—	27,235
Credit facility	128,935	—	—	—	128,935
11 1/4% second priority senior secured notes	—	245,000	—	—	245,000
13% senior subordinated notes	—	76,933	—	—	76,933

Total liabilities	164,865	323,620	—	—	488,485

Stockholders' deficiency
Members' deficit	—	(128,100)	—	128,100	—
Class A Common Stock	—	—	125	—	125
Additional paid-in capital	37,773	—	20,133	(37,773)	20,133
Accumulated deficit	(108,435)	—	(148,358)	108,435	(148,358)

Total stockholders' deficiency	(70,662)	(128,100)	(128,100)	198,762	(128,100)

Total liabilities and stockholders' deficiency	$94,203	$195,520	$(128,100)	$198,762	$360,385

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2006
(in thousands)

	Guarantor Subsidiary	Neff Rental LLC	Parent	Eliminations	Condensed Consolidated
Revenues
Rental revenues	$61,876	$—	$—	$—	$61,876
Equipment sales	11,993	—	—	—	11,993
Parts and service	3,791	—	—	—	3,791

Total revenues	77,660	—	—	—	77,660

Cost of revenues
Cost of equipment sold	8,662	—	—	—	8,662
Depreciation of rental equipment	13,954	—	—	—	13,954
Maintenance of rental equipment	17,359	—	—	—	17,359
Costs of parts and service	2,262	—	—	—	2,262

Total cost of revenues	42,237	—	—	—	42,237

Gross profit	35,423	—	—	—	35,423

Other operating activities
Selling, general and administrative expenses	17,726	—	—	—	17,726
Other depreciation and amortization	1,370	—	—	—	1,370

Total other operating expenses	19,096	—	—	—	19,096

Income from operations	16,327	—	—	—	16,327

Other expenses
Interest expense	2,296	9,551			11,847
Amortization of debt issue costs	211	258	—	—	469

Total other expenses	2,507	9,809	—	—	12,316

Net income (loss)	$13,820	$(9,809)	$—	$—	$4,011

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2005
(in thousands)

	Guarantor Subsidiary	Parent	Eliminations	Condensed Consolidated
Revenues
Rental revenues	$47,866	$—	$—	$47,866
Equipment sales	10,927	—	—	10,927
Parts and service	2,994	—	—	2,994

Total revenues	61,787	—	—	61,787

Cost of revenues
Cost of equipment sold	8,287	—	—	8,287
Depreciation of rental equipment	10,924	—	—	10,924
Maintenance of rental equipment	17,572	—	—	17,572
Costs of parts and service	1,755	—	—	1,755

Total cost of revenues	38,538	—	—	38,538

Gross profit	23,249	—	—	23,249

Other operating activities
Selling, general and administrative expenses	14,793	—	—	14,793
Other depreciation and amortization	1,291	—	—	1,291

Total other operating expenses	16,084	—	—	16,084

Income from operations	7,165	—	—	7,165

Other expenses
Interest expense	1,237	2,971	—	4,208
Amortization of debt issue costs	327	149	—	476

Total other expenses	1,564	3,120	—	4,684

Net income (loss)	$5,601	$(3,120)	$—	$2,481

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASHFLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2006
(in thousands)

	Guarantor Subsidiary	Neff Rental LLC	Parent	Eliminations	Condensed Consolidated
Cash Flows from Operating Activities
Net income (loss)	$13,820	$(9,809)	$—	$—	$4,011
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	15,324	—	—	—	15,324
Amortization of debt issue costs	211	258	—	—	469
Gain on sale of equipment	(3,331)	—	—	—	(3,331)
Provision for bad debt	22	—	—	—	22
Stock compensation expense related to redemption of stock options	599	—	—	—	599
Changes in operating assets and liabilities:
Accounts receivable	2,285	—	—	—	2,285
Inventories and other assets	(627)	(13)	—	—	(640)
Accounts payable and accrued expenses	9,946	9,491	—	—	19,437

Net cash provided by (used in) operating activities	38,249	(73)	—	—	38,176

Cash Flows from Investing Activities
Purchases of rental equipment	(58,975)	—	—	—	(58,975)
Proceeds from sale of equipment	11,993	—	—	—	11,993
Purchases of property and equipment	(4,721)	—	—	—	(4,721)

Net cash used in investing activities	(51,703)	—	—	—	(51,703)

Cash Flows from Financing Activities
Borrowings under credit facility	13,527	—	—	—	13,527
Due to (from) affiliates	(73)	73	—	—	—

Net cash provided by financing activities	13,454	73	—	—	13,527

Net change in cash and cash equivalents	—	—	—	—	—
Cash and cash equivalents, beginning of period	33	—	—	—	33

Cash and cash equivalents, end of period	$33	$—	$—	$—	$33

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASHFLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2005
(in thousands)

	Guarantor Subsidiary	Parent	Eliminations	Condensed Consolidated
Cash Flows from Operating Activities
Net income (loss)	5,601	$(3,120)	$—	2,481
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	12,215	—	—	12,215
Amortization of debt issue costs	327	149	—	476
Gain on sale of equipment	(2,640)	—	—	(2,640)
Provision for bad debt	704	—	—	704
Change in operating assets and liabilities:
Accounts receivable	2,237	—	—	2,237
Inventories and other assets	136	—	—	136
Accounts payable and accrued expenses	(267)	—	—	(267)

Net cash provided by (used in) operating activities	18,313	(2,971)	—	15,342

Cash Flows from Investing Activities
Purchases of rental equipment	(23,882)	—	—	(23,882)
Proceeds from sale of equipment	10,927	—	—	10,927
Purchases of property and equipment	(1,779)	—	—	(1,779)

Net cash used in investing activities	(14,734)	—	—	(14,734)

Cash Flows from Financing Activities
Repayments under credit facility	(635)	—	—	(635)
Due to (from) affiliates	(2,971)	2,971	—	—

Net cash (used in) provided by financing activities.	(3,606)	2,971	—	(635)

Net decrease in cash and cash equivalents	(27)	—	—	(27)
Cash and cash equivalents, beginning of period	81	—	—	81

Cash and cash equivalents, end of period	$54	$—	$—	$54

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of
Neff Corp.:

        We have audited the accompanying consolidated balance sheet of Neff Corp. and subsidiaries (the "Company") as of December 31, 2005, and the related consolidated statements of operations, stockholders' equity (deficiency) and cash flows for the year then ended. We have also audited the Company's consolidated statements of operations, stockholders' equity (deficiency) and cash flows for the year ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the Company as of December 31, 2004 and for the year then ended, were audited by other auditors whose report, dated March 9, 2005 (except for the restated amounts as of and for the year ended December 31, 2004 in Note 14, as to which the date is May 10, 2006 and the 2004 condensed consolidating financial information included in Note 16, as to which the date is January 3, 2006, except for the restated condensed consolidating financial information as of December 31, 2004, as to which the date is May 10, 2006), expressed an unqualified opinion on those statements and included an explanatory paragraph for the restatement of the 2004 consolidated financial statements.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Neff Corp. and subsidiaries at December 31, 2005 and the results of their operations and their cash flows for the years ended December 31, 2005 and December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 14, the accompanying 2003 consolidated financial statements have been restated.

        As discussed in Note 1 to the consolidated financial statements, during 2005, the Company completed a leveraged recapitalization and corporate reorganization.

/s/ Deloitte & Touche LLP
Certified Public Accountants

Miami, Florida
May 26, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Neff Corp.

        We have audited the accompanying consolidated balance sheet of Neff Corp. and subsidiary (the "Company"), as of December 31, 2004, and the related consolidated statements of operations, stockholders' equity (deficiency) and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Neff Corp. and subsidiary at December 31, 2004 and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 14, the accompanying 2004 consolidated financial statements have been restated.

/s/  KAUFMAN, ROSSIN & CO., P.A.
Certified Public Accountants

Miami, Florida
March 9, 2005, except for the restated amounts as of and for the year ended December 31, 2004 in Note 14, as to which the date is May 10, 2006 and the 2004 condensed consolidating financial information included in Note 16, as to which the date is January 3, 2006, except for the restated condensed consolidating financial information as of December 31, 2004, as to which the date is May 10, 2006.

	December 31, 2005	December 31, 2004
		(As Restated, See Note 14)
ASSETS
Cash and cash equivalents	$33	$81
Accounts receivable, net of allowance for doubtful accounts of $1,734 in 2005 and $1,371 in 2004	44,573	37,596
Inventories	1,901	1,719
Rental equipment, net	278,760	201,073
Property and equipment, net	17,187	14,823
Prepaid expenses and other assets	17,931	6,502

Total assets	$360,385	$261,794

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
Liabilities
Accounts payable	$10,382	$17,025
Accrued expenses	27,235	15,821
Credit facility	128,935	101,502
11 1/4% second priority senior secured notes	245,000	—
13% senior subordinated notes, net of unamortized discount of $3,067	76,933	—
10 1/4% senior subordinated notes	—	74,756
Term loan	—	52,384

Total liabilities	488,485	261,488

Commitments and contingencies (notes 5, 11 and 12)
Stockholders' equity (deficiency)
Class A Common Stock; $.01 par value; 20,000 shares authorized; 12,479 shares issued and outstanding in 2005	125	—
Preferred Stock; $0.01 par value; 1000 shares authorized; 0 shares issued and outstanding	—	—
Class A Common Stock; $.01 par value; 100,000 shares authorized; 16,565 shares issued and outstanding in 2004	—	166
Class B Special Common Stock; $.01 par value; liquidation preference $11.67; 20,000 shares authorized; 5,100 shares issued and outstanding in 2004	—	51
Series A Convertible Preferred Stock; $.01 par value; 500 shares authorized; 100 shares issued and outstanding in 2004	—	1
Additional paid-in capital	20,133	135,406
Accumulated deficit	(148,358)	(135,318)

Total stockholders' equity (deficiency)	(128,100)	306

Total liabilities and stockholders' equity (deficiency)	$360,385	$261,794

The accompanying notes are an integral part of these consolidated financial statements.

NEFF CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	For the Years Ended December 31,
	2005	2004	2003
			(As Restated, See Note 14)
Revenues
Rental revenues	$229,802	$192,880	$172,745
Equipment sales	36,360	42,750	23,375
Parts and service	13,461	12,058	11,228

Total revenues	279,623	247,688	207,348

Cost of revenues
Cost of equipment sold	26,867	35,890	19,908
Depreciation of rental equipment	47,962	41,739	41,651
Maintenance of rental equipment	70,653	74,266	68,904
Cost of parts and service	8,093	7,236	6,664

Total cost of revenues	153,575	159,131	137,127

Gross profit	126,048	88,557	70,221

Other operating expenses
Selling, general and administrative expenses	67,871	58,403	55,456
Other depreciation and amortization	5,456	5,936	6,222
Recapitalization expenses	21,276	—	—

Total other operating expenses	94,603	64,339	61,678

Income from operations	31,445	24,218	8,543

Other (income) expenses
Interest expense	32,963	17,313	20,504
Adjustment to gain on sale of business	—	(1,074)	—
Amortization of debt issue costs	6,692	1,950	2,659
Loss (gain) on debt extinguishment	4,830	—	(35,026)

Total other (income) expenses	44,485	18,189	(11,863)

Net income (loss)	$(13,040)	$6,029	$20,406

Net income (loss) per common share—basic	$(1.05)	$0.28	$0.95

Net income (loss) per common share—diluted	$(1.05)	$0.25	$0.87

Weighted average common shares outstanding:
Basic	12,479	21,665	21,457

Diluted	12,479	24,213	23,515

The accompanying notes are an integral part of these consolidated financial statements

NEFF CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004, AND 2003
(in thousands)

	Common Stock Class A		Common Stock Class B		Common Stock New Class A		Series A Preferred Convertible Stock
									Additional Paid-in Capital	Accumulated Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			Total
BALANCE—December 31, 2002 (As Restated, See Note 14)	16,065	$161	5,100	$51	—	$—	—	$—	$135,357	$(161,753)	$(26,184)
Stock granted to an officer	500	5	—	—	—	—	—	—	40	—	45
Net income	—	—	—	—	—	—	—	—	—	20,406	20,406

BALANCE—December 31, 2003 (As Restated, See Note 14)	16,565	166	5,100	51	—	—	—	—	135,397	(141,347)	(5,733)
Net income	—	—	—	—	—	—	—	—	—	6,029	6,029
Issuance of Series A Convertible Preferred Stock	—	—	—	—	—	—	100	1	9	—	10

BALANCE—December 31, 2004 (As Restated, See Note 14)	16,565	166	5,100	51	—	—	100	1	135,406	(135,318)	306
Repurchase of shares in connection with Recapitalization	(15,269)	(152)	(5,100)	(51)	—	—	(100)	(1)	(218,550)	—	(218,754)
Issuance of new Class A common stock in connection with Recapitalization	—	—	—	—	11,840	119	—	—	97,131	—	97,250
Costs in connection with Recapitalization	—	—	—	—	—	—	—	—	(5,459)	—	(5,459)
Conversion of Class A common stock for new Class A Common stock and roll over of management held stock options in connection with Recapitalization	(639)	(7)	—	—	639	6	—	—	8,618	—	8,617
Contribution to equity by selling shareholders	—	—	—	—	—	—	—	—	6,775	—	6,775
Exercise of stock options by former officer of the Company and repurchase of shares in connection with Recapitalization	(657)	(7)	—	—	—	—	—	—	(3,788)	—	(3,795)
Net loss	—	—	—	—	—	—	—	—	—	(13,040)	(13,040)

BALANCE—December 31, 2005	—	$—	—	$—	12,479	$125	—	$—	$20,133	$(148,358)	$(128,100)

The accompanying notes are an integral part of these consolidated financial statements.

NEFF CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the Years ended December 31,
	2005	2004	2003
Cash Flows from Operating Activities
Net income (loss)	$(13,040)	$6,029	$20,406
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	53,418	47,675	47,873
Amortization of debt issue costs	6,692	1,950	2,659
Gain on sale of equipment	(9,493)	(6,860)	(3,467)
Loss (gain) on debt extinguishment	4,830	—	(35,026)
Adjustment to gain on sale of business	—	(1,074)	—
Provision for bad debt	2,484	1,766	1,655
Paid-in-kind interest on term loan	—	1,952	2,717
Stock granted to officer	—	—	45
Stock compensation expense related to redemption of stock options	17,951	—	—
Provision for hurricane losses	750	—	—
Changes in operating assets and liabilities:
Accounts receivable	(9,461)	(4,476)	(6,561)
Inventories and other assets	(2,684)	801	2,183
Accounts payable and accrued expenses	4,659	12,104	(6,747)

Net cash provided by operating activities	56,106	59,867	25,737

Cash Flows from Investing Activities
Purchases of rental equipment	(152,305)	(92,331)	(26,826)
Proceeds from sale of equipment	36,360	42,750	23,375
Purchases of property and equipment	(7,819)	(5,694)	(4,066)

Net cash used in investing activities	(123,764)	(55,275)	(7,517)

Cash Flows from Financing Activities
Repayments under previously outstanding credit facility	(101,502)	(3,699)	(21,359)
Borrowings under credit facility	128,935	—	—
Borrowings under term loan	—	—	47,715
Repayment of term loan	(52,384)	—	—
Borrowings under bridge loan	245,000	—	—
Repayment of bridge loan	(245,000)	—	—
Issuance of 11 1/4% second priority senior secured notes	245,000	—	—
Issuance of 13% senior subordinated notes	76,818	—	—
Redemption of 10 1/4% senior subordinated notes	(76,113)	—	(44,055)
Redemption of common and preferred stock	(203,362)	—	—
Redemption of stock options	(21,746)	—	—
Issuance of new Class A common stock	97,250	—	—
Issuance of Series A convertible preferred stock	—	10	—
Debt issue costs	(19,827)	(922)	(453)
Costs in connection with Recapitalization	(5,459)	—	—

Net cash provided by (used in) financing activities	67,610	(4,611)	(18,152)

Net (decrease) increase in cash and cash equivalents	(48)	(19)	68
Cash and cash equivalents, beginning of year	81	100	32

Cash and cash equivalents, end of year	$33	$81	$100

The accompanying notes are an integral part of these consolidated financial statements.

NEFF CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005, 2004 and 2003

NOTE 1—GENERAL

Description of Business

        Neff Corp. and its wholly-owned subsidiaries ("Neff" or the "Company") own and operate equipment rental locations throughout the southern and western regions of the United States. The Company also sells used equipment, parts and merchandise and provides ongoing repair and maintenance services.

Basis of Presentation

        On April 6, 2005, Neff announced that it and Iron Merger Sub, Inc. ("Iron"), an affiliate of Odyssey Investment Partners, LLC ("Odyssey"), had entered into a recapitalization agreement (the "Recapitalization Agreement") pursuant to which Iron would be merged with and into Neff, with Neff surviving the merger. On June 3, 2005, after shareholder approval of the Recapitalization Agreement, Iron merged with and into Neff (the "Recapitalization") with Neff as the surviving entity and a majority-owned subsidiary of Iron Merger Partnership ("Holdings"). Substantially all of Neff's stockholders and holders of options to purchase stock received cash in exchange for their shares or for the cancellation of their options.

        In connection with the Recapitalization, Holdings and certain co-investors contributed $97.3 million in cash to Neff's equity capital. The net merger consideration paid to the selling shareholders and option holders was $225.1 million, net of contributions to equity by the selling shareholders of $6.8 million related to the Recapitalization and $8.6 million of retained equity described below, which reduced the consideration paid to the selling shareholders and option holders. The Company also recorded approximately $21.3 million as recapitalization expenses in connection with the Recapitalization, consisting of $17.9 million of stock compensation expense related to the in-the-money value of stock options repurchased and $3.4 million of payroll compensation expense. The stock compensation expense of $17.9 million represented the excess of the fair value of the underlying common stock of $8.21 per share based on the amount paid to option holders in connection with the Recapitalization over the exercise price of the options purchased. Certain members of management retained a portion of Neff equity (in the form of common stock and options) held by them before the Recapitalization with an aggregate value of $8.6 million, and they did not receive consideration in the Recapitalization with respect to the equity retained. Following the Recapitalization, Holdings and certain co-investors owned 94.9% of Neff's common stock and Neff's CEO owned 5.1% of Neff's common stock. In connection with the Recapitalization, 20.0 million shares of Neff new Class A common stock and 1.0 million shares of Preferred Stock were authorized of which, 12.5 million and zero shares were issued, respectively. The Recapitalization was accounted for as a leveraged recapitalization with no change in the book basis of assets and liabilities.

        The following tables present a reconciliation of the merger consideration paid to selling shareholders and option holders in connection with the Recapitalization to amounts recorded in the accompanying statement of stockholders' equity (deficiency) and to amounts recorded in the accompanying statement of cash flows for the year ended December 31, 2005:

For the Year Ended December 31, 2005
(in millions)
Reconciliation of amounts recorded in the statement of stockholders' equity (deficiency) to net consideration paid to shareholders and option holders:
Repurchase of shares	$218.8
Stock compensation expense related to redemption of stock options	17.9
Exercise of stock options by former officer of Neff and repurchase of shares	3.8

Total purchase price	240.5

Contributions to equity by selling shareholders	(6.8)
Equity retained by certain members of management	(8.6)

Merger consideration paid to shareholders and option holders	$225.1

Reconciliation of amounts recorded in the statement of cash flows to net consideration paid to shareholders and option holders:
Repurchase of common and preferred stock	$203.4
Redemption of stock options	21.7

Merger consideration paid to shareholders and option holders	$225.1

        The merger consideration and repayment of previously outstanding indebtedness was funded with the investment by Holdings and certain co-investors of $97.3 million in the common equity capital of Neff, borrowings by Neff of $78.7 million under a new senior secured credit facility, borrowings by Neff of $245.0 million under a new senior unsecured bridge loan (the "Bridge Loan") and the issuance by Neff of $80.0 million in aggregate principal amount of its 13% senior subordinated notes due 2013 (the "13% Notes"). The Bridge Loan comprised temporary financing to facilitate the Recapitalization and was repaid in full on July 8, 2005.

        Costs and fees totaling $18.8 million were incurred by Neff in conjunction with the Recapitalization for direct transaction costs and financing fees. Neff recorded $11.2 million of those costs as deferred debt costs during 2005 (of which $5.0 million related to the Bridge Loan), $5.5 million of those costs as a cost of capital (charged to additional paid-in-capital), and the remaining $2.1 million was expensed by Neff during June 2005.

        In July 2005, Neff announced a change in its corporate organization and created Neff Rental LLC, a 100% owned subsidiary of Neff Corp., and Neff Finance Corp. ("Neff Finance"), a 100% owned subsidiary of Neff Rental LLC. Neff Finance was created solely to serve as a corporate co-obligor of Neff Rental LLC and has nominal assets. The ownership interest in Neff Rental LLC consists solely of membership interests, all of which are held by Neff.

        On July 8, 2005, Neff transferred substantially all of its assets (including all of the capital stock of the operating subsidiary Neff Rental, Inc.) and substantially all of its obligations (including its obligations under its guarantee of the credit facility, the Bridge Loan and the 13% Notes) to Neff Rental LLC (the "Transfer"). In addition, on July 8, 2005, Neff Rental LLC issued $245.0 million of its

11 1/4% second priority senior secured notes due 2012 (the "11 1/4% Notes"), the proceeds of which were used to repay the Bridge Loan in full. Deferred debt costs of $5.0 million related to the Bridge Loan were fully expensed. Neff Rental LLC recorded approximately $8.1 million in deferred debt costs in connection with the 11 1/4% Notes. Contemporaneously, Neff Finance became the co-obligor of all of Neff Rental LLC's obligations.

        All intercompany transactions and balances have been eliminated in consolidation.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company considers critical accounting policies to be those that require more significant judgments and estimates in the preparation of the consolidated financial statements including the valuation of rental equipment and other long-lived assets, the valuation of accounts receivable, and the valuation of deferred tax assets. Management relies on historical experience and other assumptions believed to be reasonable under the circumstances in making its judgments and estimates. Actual results could differ from those estimates.

Recognition of Revenue

        Rental agreements are structured as operating leases and the related revenues are recognized as they are earned over the rental period. Sales of equipment and parts are recognized at the time of delivery or, if the equipment is out on lease, at the time a sales contract is finalized. Equipment may be delivered to customers for a trial period. Revenue on such sales is recognized at the time a sales contract is finalized. Service revenues are recognized at the time the services are rendered.

Delivery Costs

        Depreciation of delivery vehicles is included in other operating expenses in the consolidated statements of operations and amounted to approximately $3.2 million, $3.9 million and $4.7 million for the years ended December 31, 2005, 2004 and 2003, respectively. All other delivery related costs are included in cost of revenues.

Cash Equivalents

        The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Inventories

        Inventories, which consist principally of parts and new equipment held for sale, are stated at the lower of cost or market, with cost determined on the first-in, first-out basis for parts and specific identification basis for equipment.

Property and Equipment

        Property and equipment is stated at cost less accumulated depreciation. Depreciation is recorded using the straight-line method over the estimated useful lives of the related assets. Significant improvements are capitalized at cost. Repairs and maintenance are expensed as incurred.

        The capitalized cost of equipment and vehicles under capital leases is amortized over the shorter of the lease term or the asset's estimated useful life, and is included in other depreciation and amortization expense in the consolidated statements of operations.

        Leasehold improvements are amortized using the straight-line method over their useful lives or the life of the lease, whichever is shorter. The Company assigns the following useful lives to these categories:

Category	Estimated Useful Lives
Buildings	30 years
Office equipment	2-7 years
Service equipment and vehicles	2-7 years
Shop equipment	7 years

Useful Lives and Salvage Value of Rental Equipment

        Rental equipment is stated at original cost less accumulated depreciation. Depreciation is recorded using the straight-line method over the estimated useful life of the related equipment (generally two to seven years with estimated 10-20% residual values). Routine repairs and maintenance are expensed as incurred; improvements are capitalized at cost.

        The Company routinely reviews the assumptions utilized in computing rates of depreciation of its rental equipment. Changes to the assumptions (such as the length of service lives and/or the amount of residual values) are made when, in the opinion of management, such changes are necessary to more appropriately allocate asset costs to operations over the service life of the assets. Management utilizes, among other factors, historical experience and industry comparisons in determining the propriety of any such changes. The Company may be required to change these estimates based on changes in its industry, end-markets or other circumstances. If these estimates change in the future, the Company may be required to recognize increased or decreased depreciation expense for these assets.

        Accumulated depreciation at December 31, 2005 and 2004 for the Company's rental fleet was approximately $156.3 million and $149.9 million, respectively.

Impairment of Long-lived Assets and Intangibles

        Long-lived assets and intangibles are evaluated regularly for impairment. If circumstances suggest that assets may be impaired, an assessment of recoverability is performed prior to any write-down of assets. An impairment charge is recorded on those assets for which the estimated fair value is below the carrying amount.

Prepaid Expenses and Other Assets

        Prepaid expenses and other assets primarily includes debt issue costs, prepaid expenses and deposits. As of December 31, 2005, prepaid and other assets included property held for sale with a carrying value of $0.3 million. Debt issue costs are amortized over the term of the debt utilizing the effective interest method. Accumulated amortization at December 31, 2005 and 2004 for debt issue costs was $0.9 million and $6.2 million, respectively.

Insurance

        The Company is insured against general liability claims, workers' compensation claims, and group medical claims up to specified limits per claim and in the aggregate subject to various deductible amounts. Insured losses subject to deductibles are accrued based upon the aggregate liability for reported claims incurred and an estimated liability for claims incurred but not reported. These liabilities are not discounted.

Advertising

        Advertising costs are expensed as incurred. Advertising expense totaled approximately $0.6 million, $0.8 million and $0.7 million for the years ended December 31, 2005, 2004 and 2003 respectively.

Hurricane Impact

        Hurricane Katrina struck the Louisiana coast on August 29, 2005, and caused severe flood damage to New Orleans and large parts of the coastal area. The Hurricane destroyed two of the Company's satellite locations that are used to store equipment prior to deployment in the Gulf of Mexico for rental to oil field maintenance contractors.

        Insurance covers the repair or replacement of the Company's assets that suffered loss or damages. The Company's estimated loss after insurance proceeds is $0.75 million. The Company is working closely with its insurance carriers and claims adjusters to ascertain the full amount of insurance proceeds due to the Company as a result of the damages and losses.

Stock-based Compensation

        The Company accounts for stock-based compensation to employees using the intrinsic value method as prescribed by Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees," ("APB 25") and related interpretations. Accordingly, compensation cost for stock options issued to employees is measured as the excess, if any, of the market price of Neff's stock at the date of grant over the amount an employee must pay for the stock. Compensation cost related to restricted stock or deferred stock units granted is recognized in the period the compensation is earned and measured using the market price on the effective grant date.

        No stock-based employee compensation cost for stock options is reflected in the accompanying consolidated statements of operations, as all options granted under these plans had exercise prices equal to the market value of the underlying common stock on the date of stock option grant. As of January 1, 2003, Neff adopted the disclosure provisions of Statement of Financial Accounting Standards

("SFAS") No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of SFAS No. 123" ("SFAS 148"). SFAS 148 amends the disclosure requirements of SFAS No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123") to require prominent disclosure in annual financial statements about the methods of accounting for stock-based compensation and the effect of the method used on reported results.

        The following table illustrates the effect on net income if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation (in thousands):

	For the Years Ended December 31,
	2005	2004	2003
Net income (loss), as reported	$(13,040)	$6,029	$20,406
Add: Stock compensation expense recognized	17,951	—	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(20,348)	—	(18)

Pro forma net income (loss)	$(15,437)	$6,029	$20,388

	For the Years Ended December 31,
	2005	2004	2003
Income (loss) per share:
Basic—as reported	$(1.05)	$0.28	$0.95

Diluted—as reported	$(1.05)	$0.25	$0.87

Basic—pro forma	$(1.24)	$0.28	$0.95

Diluted—pro forma	$(1.24)	$0.25	$0.87

        The fair value of options at each grant date was estimated using the Black-Scholes multiple option model where each vesting increment is treated as a separate option with its own fair value. The following weighted average assumptions were used for 2005: expected life of 10 years, interest rate of 4.5%, volatility of 75% and no expected dividends. The estimated per option fair value was $6.69. No options were granted by Neff during 2004.

        In December 1995, the Company granted its then Chief Executive Officer options to purchase shares of Class A Common Stock representing 3% (on a fully diluted basis) of the issued and outstanding common stock of the Company for an aggregate purchase price of $1.6 million. Upon completion of an initial public offering in 1998, the number of shares granted under this agreement was fixed at 657,220 shares. No further options can be granted under this agreement. The Company estimated compensation expense at each reporting date based upon the estimated market value of shares to be issued until the number of shares was fixed. Compensation expense of $3.2 million and $4.4 million was recognized in 1998 and 1997, respectively, with a related accrual for officer stock compensation recorded. As described in Note 14, subsequent to the issuance of the 2004 financial statements, management has determined that the accrual should have been recorded as a component of equity rather than accrued expenses and has restated balances previously presented.

        These options became fully vested in December 1996 and were exercised during 2005 by the former officer in connection with the Recapitalization. Merger consideration paid to the former officer in connection with the exercise of options and concurrent repurchase of shares totaled $3.8 million.

Segment Reporting

        Management of the Company believes that the Company's operations comprise a single business segment.

Fair Value of Financial Instruments

        The fair market value of financial instruments held by the Company are based on a variety of factors and assumptions and may not necessarily be representative of the actual gains or losses that will be realized in the future and do not include expenses that could be incurred in an actual sale or settlement of such financial instruments.

Allowance for doubtful accounts

        Allowances for doubtful accounts are based on estimates of probable losses related to accounts receivable balances. The establishment of allowances requires the use of judgment and assumptions regarding probable losses on accounts receivable balances.

Extinguishment of Debt

        In April 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, "Reporting Gains and Losses from Extinguishment of Debt" ("SFAS 145"), which rescinded SFAS No. 4, No. 44, and No. 64 and amended SFAS No. 13. SFAS 145 addresses the income statement classification of gains or losses from the extinguishment of debt and criteria for classification as extraordinary items. The Company adopted SFAS 145 effective as of January 1, 2002, and as such, the gains and losses recognized on the repurchase of the Company's senior subordinated notes during 2005 and 2003 were included in other (income) expenses in the accompanying consolidated statements of operations as opposed to an extraordinary item. See Note 5, Notes Payable and Debt, for further discussion.

Reclassifications

        Certain amounts presented have been reclassified in the prior years presented to conform with the current year presentation.

New Accounting Pronouncements

        In November 2004, the FASB issued SFAS No. 151, "Inventory Costs-an amendment of ARB No. 43, Chapter 4" ("SFAS 151"). SFAS 151 amends previously issued guidance and clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material

(spoilage). SFAS 151 requires that those items be recognized as current-period charges. SFAS 151 also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect SFAS 151 to have a material impact on its consolidated financial statements.

        In December 2004, the FASB issued SFAS No. 123-R, "Share-Based Payment" ("SFAS 123-R"). The provisions of the new standard were scheduled to go into effect for all interim or annual periods beginning after June 15, 2005. SFAS 123-R requires that compensation cost for all share-based employee payments be recognized in the statement of operations based on grant date fair values of the awards, adjusted to reflect estimated forfeitures and the outcome of certain other conditions. The fair value is generally not remeasured, except in limited circumstances, or if the award is subsequently modified. The statement will require the Company to estimate the fair value of stock-based awards and recognize expense in the statement of operations as the related services are provided. This will change current practice, as, upon adoption, the Company must cease using the "intrinsic value" method of accounting, currently permitted by APB 25 that resulted in no expense for all of the Company's stock option awards.

        In March 2005, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 107 ("SAB 107") which expresses views of the SEC staff regarding the application of SFAS 123-R. Among other things, SAB 107 provides interpretive guidance related to the interaction between SFAS 123-R and certain SEC rules and regulations, as well as provides the SEC staff's views regarding the valuation of share-based payment arrangements for public companies. On April 14, 2005, the SEC announced the adoption of a new rule that amends the adoption dates of SFAS 123-R. The new rule allows companies to implement SFAS 123-R at the beginning of their next fiscal year that begins after June 15, 2005 or December 15, 2005 for small business issuers. The Company will adopt the provisions of the statement as of the beginning of its fiscal year ending December 31, 2006 and for future periods. Adoption of the standard may have a material impact on the results of operations in future periods.

        In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29" ("SFAS 153"). The guidance in APB Opinion No. 29, "Accounting for Nonmonetary Transactions" ("APB 29"), is based on the principle that exchanges of nonmonetary assets should be measured based on the fair values of the assets exchanged. The guidance in APB 29, however, included certain exceptions to that principle. This statement amends APB 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary exchanges occurring during fiscal years beginning after June 15, 2005. The Company is currently assessing the impact, if any, that SFAS 153 will have on the results of operations, financial position or cash flows.

NOTE 3—ACCOUNTS RECEIVABLE

        The majority of the Company's customers are engaged in the construction and industrial business throughout the southern and western regions of the United States. The Company extends credit to its customers and evaluates collectibility of accounts receivable based upon an evaluation of the customers'

financial condition and credit history. For leases of certain types of construction equipment, the Company's policy is to secure its accounts receivable by obtaining liens on the customer's projects and issuing notices thereof to the projects' owners and general contractors. All other receivables are generally unsecured.

        The following table summarizes activity for allowance for doubtful accounts (in thousands):

	For the Years Ended December 31,
	2005	2004	2003
Beginning balance at January 1,	$1,371	$1,672	$2,785
Provision for bad debt	2,484	1,766	1,655
Charge offs, net	(2,121)	(2,067)	(2,768)

Ending balance at December 31,	$1,734	$1,371	$1,672

NOTE 4—PROPERTY AND EQUIPMENT

        Property and equipment consists of the following as of December 31, 2005 and 2004 (in thousands):

	December 31,
	2005	2004
Land	$25	$113
Buildings	104	366
Leasehold improvements	6,820	6,276
Office equipment	7,321	6,922
Service equipment and vehicles	34,226	30,920
Shop equipment	2,274	2,118

	50,770	46,715
Less accumulated depreciation	(33,583)	(31,892)

Property and equipment, net	$17,187	$14,823

        Depreciation expense for property and equipment was $5.5 million, $5.9 million and $6.2 million for the years ended December 31, 2005, 2004 and 2003, respectively.

NOTE 5—NOTES PAYABLE AND DEBT

        Notes payable and debt consist of the following as of December 31, 2005 and 2004 (in thousands, except percent data):

	December 31,
	2005	2004
$175 million Revolving Credit Facility with interest ranging from the Lender's Prime Rate plus 0.5% to LIBOR plus up to 2.75%	$—	$101,502
$225 million Revolving Credit Facility, due June 2010, with interest ranging from the Lender's Prime Rate plus 0.5% to LIBOR plus up to 2.75% (6.8% at December 31, 2005)	128,935	—
11 1/4% Second Priority Senior Secured Notes due June 2012	245,000	—
13% Senior Subordinated Notes due June 2013, net of unamortized discount of $3,067	76,933	—
10 1/4% Senior Subordinated Notes issued May 1998, due June 2008	—	35,450
10 1/4% Senior Subordinated Notes issued December 1998, due June 2008	—	39,306
Term loan due 2008, with an effective interest rate of 7.25% to 9.25% principal balance at December 31, 2004 includes approximately $4.7 million of paid-in-kind interest	—	52,384

	$450,868	$228,642

        As part of the Recapitalization, Neff refinanced all of its previously outstanding indebtedness with proceeds of the transactions.

        Neff extinguished its then outstanding 10 1/4% senior subordinated notes, which were due in 2008, by placing into an irrevocable trust with an independent trustee the amount of $77.3 million in cash on June 3, 2005, at which time Neff was legally released as the primary obligor under the original terms of issuance of the notes. In connection with the extinguishment, Neff recorded a loss on extinguishment of debt of $3.3 million. The loss on debt extinguishment was comprised of $1.3 million in redemption premium, $0.5 million in unamortized discount, $0.8 million of unamortized deferred debt costs, and $0.7 million in defeasance costs.

        Neff paid off its outstanding obligation under its previously existing credit facility and repaid all amounts due under its term loan. In connection with these repayments, Neff recorded a loss on extinguishment of debt of $1.5 million, which represented a write-off of unamortized deferred debt costs.

        Neff Rental, Inc. entered into a new $225.0 million Revolving Credit Facility (the "Credit Facility") on June 3, 2005 which was guaranteed by Neff and secured by a first priority security interest in substantially all of Neff's assets. The Credit Facility contains restrictive covenants. Interest on the Credit Facility is due monthly and the Credit Facility matures in June 2010.

        On June 3, 2005, Neff also issued $80.0 million in aggregate principal amount of 13% Notes, due 2013. The 13% Notes were senior subordinated unsecured obligations of Neff, guaranteed by Neff Rental, Inc., and interest is due semiannually on June 15th and December 15th.

        As described in Note 1, on July 8, 2005, in connection with the Transfer, Neff Rental LLC assumed substantially all of the obligations of Neff (including (i) Neff's obligations under its guarantee of the Credit Facility and the Bridge Loan and (ii) Neff's obligations as issuer of the 13% Notes, to which Neff Finance became co-obligor). In addition, on July 8, 2005, Neff Rental LLC issued $245.0 million in aggregate principal amount of its 11 1/4% Notes, due 2012, the proceeds of which were used to repay the Bridge Loan in full. The 11 1/4% Notes are second priority, senior secured obligations of Neff Rental LLC, guaranteed by Neff Rental, Inc., and interest is due semiannually on June 15th and December 15th.    Neff Rental LLC incurred debt issuance costs of $8.1 million in connection with the issuance of the 11 1/4% Notes. Contemporaneously with the Transfer and issuance of the 11 1/4% Notes, Neff Finance became the co-obligor of all of Neff Rental LLC's obligations.

        In connection with the issuance of 11 1/4% Notes, Neff Rental LLC agreed to effect an offer to exchange all outstanding, privately placed 11 1/4% Notes for an equal amount of a virtually identical series of 11 1/4% second priority senior secured notes due 2012 under the same indenture, which Neff Rental LLC intends to register with the SEC. Neff Rental LLC may also be required to file a shelf registration statement to cover resales of the outstanding 11 1/4% Notes under certain circumstances. If Neff Rental LLC were to fail to satisfy these registration obligations or to meet certain related deadlines, it may be required to pay additional interest to the holders of the 11 1/4% Notes up to a maximum of an additional 1% per annum.

        Neff Rental LLC's Credit Facility and the indentures for its 13% Notes and 11 1/4% Notes contain certain covenants requiring Neff Rental LLC to maintain certain financial ratios, limiting the incurrence of additional indebtedness, capital expenditures and asset sales, and restricting the ability to pay dividends. Except as described below, Neff Rental LLC was in compliance with all covenants under its Credit Facility, the 11 1/4% Notes and the 13% Notes, as of December 31, 2005.

        Neff Rental LLC had not complied with the requirement to file audited financial statements with the Trustee for its 11 1/4% Notes and 13% Notes within 105 days of Neff Rental LLC's December 31, 2005 year-end. The indentures for the 11 1/4% and 13% Notes state that Neff Rental LLC's non-compliance with this covenant requirement would not constitute an event of default if corrective action is instituted and diligently pursued until the matter is corrected within 60 days. The Company has subsequently filed Neff Rental LLC's audited financial statements and has therefore corrected the non-compliance.

        During the second quarter of 2003, the Company repurchased senior subordinated notes with an aggregate principal amount of $81.1 million, or 40.5% of the aggregate principal amount of the senior subordinated notes issued by the Company. The senior subordinated notes traded at a discount to face value; therefore, the Company recognized a gain on debt extinguishment of $35.0 million for the year ended December 31, 2003. Such amount has been recorded as other income in the accompanying consolidated statement of operations.

NOTE 6—STOCK-BASED COMPENSATION

        Effective June 3, 2005, Neff's Board of Directors approved the 2005 Stock Option Plan (the "2005 Plan"). The 2005 Plan authorizes the grant of options to award up to 1,433,000 shares of Neff's common stock to employees, employees of subsidiaries, consultants, or independent members of the Company's Board of Directors. Options granted may be Incentive Stock Options ("ISOs") or nonqualified stock options; the options cannot be granted at exercise prices below fair market value at the date of the grant and are exercisable over periods not in excess of 10 years. Payment of the exercise price may be made in the form of cash or, with the consent of the Stock Option Committee, in the form of mature shares or, except for ISOs, in a cashless manner. Exercise of any options granted under the 2005 Plan is subject to the approval of the 2005 Plan by Neff's stockholders before June 2, 2006.

        Effective June 3, 2005, Neff granted options to certain members of Neff's management to acquire 1,432,165 shares of Neff's common stock, exercisable at $8.214 per share (fair market value at the date of the grant), with 537,062 vesting ratably on December 31, 2005 through December 31, 2008, with the balance vesting in 2013, each subject to accelerated vesting upon achievement of certain earnings based targets.

        In connection with the Recapitalization, the majority of the options to acquire shares of Neff stock then outstanding were reacquired and retired by Neff. Following the Recapitalization, previously outstanding and fully vested options of 410,800 of Neff's common shares remain outstanding (the "Rollover Options"), exercisable at $0.09 per share, expiring in 2013.

        The weighted average exercise price and the weighted average remaining life of options outstanding under the 2005 Plan and of the Rollover Options as of December 31, 2005 is $8.214 and 10 years and $0.09 and 8 years, respectively.

NOTE 7—RETIREMENT PLAN

        In February 1996, Neff adopted a qualified 401(k) profit sharing plan (the "401(k) Plan"). The 401(k) Plan covers substantially all employees of the Company. Participating employees may contribute to the 401(k) Plan through salary deductions. The Company may contribute, at its discretion, matching contributions equal to 50% of the employee's contribution not to exceed 3% of the employee's annual salary. The Company contributed approximately, $0.7 million, $0.6 million and $0.5 million to the 401(k) Plan for the years ended December 31, 2005, 2004 and 2003, respectively.

NOTE 8—INCOME TAXES (As restated, See Note 14)

        The components of the provision for income taxes are as follows (in thousands):

For the Years Ended December 31,
	2005	2004	2003
Current	$—	$—	$—
Deferred	—	—	—

Total	$—	$—	$—

        The following table summarizes the tax effects comprising the Company's net deferred tax assets and liabilities (in thousands):

	December 31,
	2005	2004
Deferred Tax Assets
Net operating loss carryforwards	$60,734	$50,260
Alternative minimum tax credits	232	232
Deferred stock option compensation	—	3,039
Intangible assets, allowance for bad debts and other	17,686	18,452

Total deferred tax assets	78,652	71,983
Valuation allowance	(17,067)	(11,996)
Deferred Tax Liabilities
Prepaids	(332)	(382)
Depreciation	(61,253)	(59,605)

Net Deferred Tax Liability	$—	$—

        The Company has recorded a net deferred tax asset of approximately $17.1 million at December 31, 2005, which is completely offset by a valuation allowance. Realization of the deferred tax asset is dependent on generating sufficient taxable income in the future. The amount of the deferred tax asset considered realizable is periodically reassessed and accordingly, is adjusted in the period when changes in estimates of future taxable income or realization of such assets are identified and those changes could be material.

        As of December 31, 2005, the Company had net operating loss carryforwards ("NOL") for federal and state income tax purposes of approximately $151.7 million expiring through 2025, including approximately $7.1 million expiring between 2011 and 2015, $37.3 million expiring between 2016 and 2020, and the remaining approximately $107.3 million expiring between 2021 and 2025. The Company's AMT tax credit carryforwards of $0.2 million have no expiration. The Company is limited in its utilization of the net operating loss to approximately $5.0 million per year due to limitations imposed by Internal Revenue Code Section 382.

        Ownership changes have occurred, as defined by IRC Section 382, which place limitations on the utilization of net operating losses. Following an ownership change, said limitation for any post-change year is generally an amount equal to the fair market value of the loss corporation multiplied by an IRS prescribed interest rate. However, based on the Company's attributes (i.e. built-in gains existing as of the ownership change date) it does not expect the limitation to impede the use of the majority of its net operating loss carryforwards.

        The following table summarizes the differences between the statutory federal income tax rate and the Company's effective income tax rate (in thousands, except percent data):

	For the Years Ended December 31,
	2005		2004		2003
	Amt	%	Amt	%	Amt	%
(Provision) benefit at statutory federal income tax rate	$4,434	34.0	$(2,050)	(34.0)	$(6,938)	(34.0)
Change in valuation allowance	(5,071)	(38.9)	2,553	42.3	8,298	40.6
State tax provision less federal benefit	639	4.9	(295)	(4.9)	(1,000)	(4.9)
Non-deductible expenses	(64)	(0.5)	(120)	(2.0)	(65)	(0.3)
Other	62	0.5	(88)	(1.4)	(295)	(1.4)

Provision for income taxes	$—	—	$—	—	$—	—

        The following table summarizes activity for the deferred tax valuation allowance (in thousands):

	For the Years Ended December 31,
	2005	2004	2003
Beginning balance at January 1,	$11,996	$14,549	$22,847
Additions	5,071	—	—
Deductions	—	(2,553)	(8,298)

Ending Balance at December 31,	$17,067	$11,996	$14,549

NOTE 9—EARNINGS PER SHARE

        For the years ended December 31, 2005, 2004 and 2003, the treasury stock method was used to determine the dilutive effect of options and warrants on earnings per share data.

        Net income (loss) and weighted average number of shares outstanding used in the computations are summarized as follows (in thousands, except per share data):

	For the Years Ended December 31,
	2005	2004	2003
Net income (loss)	$(13,040)	$6,029	$20,406

Number of shares:
Weighted average common shares outstanding-basic	12,479	21,665	21,457
Employee stock options(1)	—	2,548	2,058

Weighted average common shares outstanding-diluted	12,479	24,213	23,515

Net income (loss) per common share-basic	$(1.05)	$0.28	$0.95

Net income (loss) per common share-diluted	$(1.05)	$0.25	$0.87

(1)
The incremental shares resulting from the assumed exercise of options for the year ended December 31, 2005 would be antidilutive and are therefore excluded from the computation of diluted loss per share.

Options to purchase 1,842,965 of new Class A Common Stock were outstanding and antidilutive at December 31, 2005.

NOTE 10—FAIR VALUE OF FINANCIAL INSTRUMENTS

        The fair market value of financial instruments held by the Company at December 31, 2005 and 2004 are based on a variety of factors and assumptions and may not necessarily be representative of the actual gains or losses that will be realized in the future and do not include expenses that could be incurred in an actual sale or settlement of such financial instruments.

        The fair value of the Company's Credit Facility and Term Loan is assumed to be equal to its carrying value, as the interest rates approximate market rates. At December 31, 2005 and 2004 approximately $128.9 million and $101.5 million, respectively was outstanding under the Credit Facility. At December 31, 2004, approximately $52.4 million was outstanding under the Term Loan.

        As of December 31, 2005, the Company had 11 1/4% Notes with a face value of $245.0 million and an estimated fair value of $257.3 million, based on quoted market prices. The estimated fair value of the outstanding 13% subordinated notes at December 31, 2005 was $76.9 million, which approximates the carrying value. At December 31, 2004, the Company had 10 1/4% senior subordinated notes with a carrying value of $74.8 million and an estimated fair value of $72.0 million.

NOTE 11—COMMITMENTS AND CONTINGENCIES

        On December 17, 1999, the Company completed the sale of Neff Machinery, Inc. ("Machinery"), a wholly-owned subsidiary of Neff. Neff received $90.5 million and recorded a gain on the sale of

$3.8 million. The Machinery sale agreement provided for a post-closing purchase price adjustment based on the difference between the net worth of Machinery as of June 30, 1999 (the date of a pro forma balance sheet prepared in advance of the execution of the sale agreement) and the closing date (on the basis of a balance sheet prepared after closing). Following preparation of a closing date balance sheet, the purchaser told Neff that Neff owed the purchaser an adjustment payment of $20.3 million. Neff responded by informing the purchaser that the purchaser owed Neff additional consideration of $8.8 million.

        In August 2001, Neff and the purchaser agreed that all disputes pertaining to the closing balance sheet and the pro forma balance sheet would be resolved by an arbitrator selected by the parties (the "Arbitrator"). In November and December 2001, the Arbitrator held a hearing at which each side presented testimony. On June 13, 2002, the Arbitrator rendered a decision awarding the purchaser approximately $3.5 million. The Company recognized a charge during 2002 for approximately $3.9 million for the litigation settlement, which consists of the $3.5 million award and $0.4 million in related costs. Neff appealed the Arbitrator's decision and on December 31, 2002, a judgment confirming the award at the statutory rate from June 13, 2002, was entered in the Circuit Court of the 11th Judicial Circuit in and for Miami-Dade County, Florida.

        In an additional but related matter, on or about June 14, 2001, the purchaser sent the Company a Notice of Indemnification Claim alleging indemnifiable damages under the Machinery sale agreement. On or about December 16, 2002, the purchaser filed a Demand for Arbitration with the American Arbitration Association, seeking $1.2 million under the indemnification provisions of the sale agreement. On April 14, 2003, Neff and the purchaser entered into a Settlement Agreement in which Neff and the purchaser released each other from all claims arising under certain provisions of the Machinery sale agreement and Neff agreed to: (1) pay the purchaser $2.25 million, (2) over the next three years, buy a minimum of $10 million of equipment from the purchaser and John Deere Construction & Forestry Company and (3) during each of the next three years, buy $0.8 million of parts and repair and maintenance services from the purchaser, in full satisfaction of the June 2002 $3.5 million arbitration award and the purchaser's June 2001 indemnification claim. If Neff fails to make the purchases described in (2) and (3) above, Neff shall pay the purchaser (a) an additional $0.5 million, (b) 10 percent of the portion of the payment described in (2) above that was not paid and (c) 35 percent of the portion of the payment described in (3) above that was not paid.

        As of December 31, 2004, substantially all conditions under the Settlement Agreement had been met and the Company had no further commitments or obligations under the Settlement Agreement. Accordingly, the Company has recognized in 2004, a recovery of $1.1 million in previously accrued costs associated with the litigation settlement relating to the sale of Machinery.

NOTE 12—RELATED PARTY TRANSACTIONS AND OTHER COMMITMENTS

        During 2005, 2004 and 2003 revenues from affiliated companies amounted to approximately $1.5 million, $1.6 million and $1.5 million, respectively. Included in accounts receivable are amounts from various companies related by virtue of common ownership, which amounted to $0.4 million and $0.3 million at December 31, 2005 and 2004, respectively.

Stockholders Agreement

        Holdings, all of Neff's other shareholders and Neff entered into a stockholders agreement in connection with the Recapitalization. Pursuant to the stockholders agreement, each of the parties thereto agrees to vote their stock in favor of a number of designees of Odyssey that will enable Odyssey to designate the election of all of the members of Neff's Board of Directors. Pursuant to the stockholders agreement, each of Neff's stockholders (other than Holdings) are restricted from transferring its stock of Neff until the earlier of an initial public offering by Neff of its stock or June 3, 2010. Holdings also has a bring-along right under certain circumstances to require Neff's other stockholders party to the stockholders agreement to sell their shares to a third party that is purchasing stock of Neff. Neff's other stockholders have a tag-along right under certain circumstances to sell their shares to a third party that is purchasing stock of Neff held by Holdings. In addition, under certain circumstances, the Company's CEO also has a right to sell his stock back to Neff and, under certain circumstances, Neff has a right to purchase the stock held by the Company's CEO. Furthermore, Neff's stockholders party to the stockholders agreement each have the right under certain circumstances to purchase a pro rata portion of any future equity issuance by Neff. The stockholders agreement also provides Neff's stockholders party to the stockholders agreement have the right, under certain circumstances and subject to certain conditions, to require Neff to register under the Securities Act shares of its new Class A common stock held by them.

Operating Leases

        The Company leases real estate, rental equipment and other equipment under operating leases. Certain real estate leases require the Company to pay maintenance, insurance, taxes and certain other expenses in addition to the stated rental amounts. As of December 31, 2005, future minimum rental payments under non-cancelable operating lease arrangements are as follows for the years ending December 31 (in thousands):

2006	$6,960
2007	4,640
2008	3,473
2009	2,089
2010	993
Thereafter	2,559

$20,714

During 2005, 2004 and 2003 rental expense under operating lease arrangements amounted to approximately $12.7 million, $18.9 million and $16.4 million, respectively.

Litigation Matters

        The Company is party to legal proceedings and potential claims arising in the ordinary course of business. In the opinion of management, the Company does not believe that these matters will have an adverse effect on the Company's financial position, results of operations, or cash flows.

NOTE 13—SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	For the Years Ended December 31,
	2005	2004	2003
	(in thousands)
Supplemental Disclosures of Cash Flow Information
Cash paid for interest	$32,631	$15,011	$14,876

Cash paid for rental equipment additions:
Total fleet additions	$152,417	$94,766	$26,868
Less amounts included in accounts payable and accrued expenses at December 31,	(3,545)	(3,433)	(998)
Add amounts included in accounts payable and accrued expenses in prior year	3,433	998	956

Cash payments made for rental equipment additions	$152,305	$92,331	$26,826

NOTE 14—RESTATEMENTS

        Subsequent to the issuance of the Company's 2004 consolidated financial statements, the Company determined that there were errors in the accounting for and presentation of gain on debt extinguishment, stock-based compensation accrual and income taxes. As a result, the Company has restated the accompanying 2004 and 2003 consolidated financial statements from those previously reported.

Gain on debt extinguishment

        Subsequent to the issuance of the 2004 consolidated financial statements, management determined that the gain on debt extinguishment previously recorded in income from operations for the year ended December 31, 2003 should have been included in other income (expense) in the accompanying 2003 consolidated statement of operations. As a result, the Company's 2003 consolidated statement of operations has been restated from the amounts previously reported to appropriately present the gain on debt extinguishment. The correction relates solely to the classification of this item in the statement of operations and had no impact on the Company's consolidated financial position, net income or its cash flows for the year ending December 31, 2003.

        The effects of the restatement are as follows:

Consolidated Statement of Operations for the year ended December 31, 2003:	As Previously Reported	As Restated
	(in thousands)
Income from operations	$43,569	$8,543
Other (income) expenses	$23,163	$(11,863)
Net income	$20,406	$20,406

Stock-based compensation accrual

        Additionally, management determined that the classification of a $7.6 million accrual for officer stock compensation recorded in the years ended December 31, 1998 and 1997, for approximately

$3.2 million and $4.4 million, respectively, should have been recorded as a component of stockholders' equity rather than accrued expenses. The Company recorded the $7.6 million as a prior period adjustment to the beginning balance of stockholders' equity (deficiency) at December 31, 2002. As a result, the Company has restated the accompanying 2003 consolidated statement of stockholders' equity (deficiency) and its 2004 consolidated balance sheet to appropriately present such amount as a component of equity. The correction relates solely to the classification of this item in the balance sheet and statement of stockholders' equity (deficiency) and had no impact on the Company's consolidated results of operations or its cash flows.

        The effects of the restatement are as follows:

Consolidated Balance Sheet as of December 31, 2004	As Previously Reported	As Restated
	(in thousands)
Accrued expenses	$23,419	$15,821
Stockholders' equity (deficiency)	$(7,292)	$306

Income taxes

        Subsequent to the issuance of the 2004 consolidated financial statements, management determined that it had incorrectly excluded approximately $25.0 million of fully depreciated fixed assets in the computation of its deferred income tax accounts. As the excluded fixed assets were fully depreciated, the error did not effect computed tax depreciation and therefore had no impact on the Company's determination of its net operating loss carryforwards; rather, the Company's reported deferred tax liability for accumulated depreciation was understated and the valuation allowance on the net deferred tax asset was overstated by approximately $10.9 million as of December 31, 2004 and 2003, respectively.

        Additionally, the Company had previously recorded certain beginning balance adjustments to reduce its deferred tax asset and corresponding valuation allowance by approximately $3.9 million on January 1, 2004.

        As a result, the Company's 2004 and 2003 income tax disclosures in Note 8 of the accompanying consolidated financial statements have been restated from amounts previously reported in the consolidated financial statements to appropriately present the Company's deferred tax assets and deferred tax liabilities. The correction relates solely to the income tax disclosures and had no impact on the Company's consolidated financial position, results of operations or its cash flows as of

December 31, 2004 and 2003 and for the years then ended. The following tables show the significant effects of the restatement on the 2004 and 2003 income tax disclosures:

	December 31, 2004
	As Previously Reported	As Restated
	(in thousands)
Deferred Tax Assets
Net operating loss carryforwards	$38,720	$50,260
Alternative minimum tax credits	515	232
Deferred stock compensation	2,849	3,039
Intangible assets, allowance for bad debts and other	18,872	18,452

Total deferred tax assets	60,956	71,983
Valuation allowance	(22,895)	(11,996)
Deferred Tax Liabilities:
Prepaids	—	(382)
Depreciation	(38,061)	(59,605)

Net Deferred Tax Liability	$—	$—

	For the Years Ended December 31,
	2004				2003
	As Previously Reported	As Restated	As Previously Reported	As Restated	As Previously Reported	As Restated	As Previously Reported	As Restated
	(in thousands, except percent data)
	Amt.	Amt.	%	%	Amt.	Amt.	%	%
Provision at statutory federal income tax rate	$(2,050)	$(2,050)	(34.0)	(34.0)	$(6,938)	$(6,938)	(34.0)	(34.0)
Change in valuation allowance	2,560	2,553	42.5	42.3	7,139	8,298	35.0	40.6
State tax provision less federal benefit	—	(295)	—	(4.9)	—	(1,000)	—	(4.9)
Non-deductible expenses	(452)	(120)	(7.5)	(2.0)	(201)	(65)	(1.0)	(0.3)
Other	(58)	(88)	(1.0)	(1.4)	—	(295)	—	(1.4)

Provision for income taxes	$—	$—	—	—	$—	$—	—	—

	For the Years Ended December 31,
	2004		2003
	As Previously Reported	As Restated	As Previously Reported	As Restated
	(in thousands)
Valuation allowance:
Beginning balance at January 1,	$29,375	$14,549	$36,514	$22,847
Adjustment to beginning balance	(3,920)	—	—	—
Additions	—	—	—	—
Deductions	(2,560)	(2,553)	(7,139)	(8,298)

Ending balance at December 31,	$22,895	$11,996	$29,375	$14,549

        Amounts as restated for 2004 and 2003 have been presented in Note 8 to the consolidated financial statements.

NOTE 15—SUMMARY OF QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

        A summary of the quarterly operating results during 2005 and 2004 is as follows (in thousands):

	2005
	1st	2nd	3rd	4th
Revenues	$61,787	$69,046	$72,333	$76,457
Gross profit	23,249	30,351	32,737	39,711
Income (loss) from operations	7,165	(7,516)	14,233	17,563

Net income (loss)	$2,481	$(22,622)	$1,511	$5,590

	2004
	1st	2nd	3rd	4th
Revenues	$53,482	$59,255	$65,079	$69,872
Gross profit	16,471	21,391	25,404	25,291
Income from operations	733	5,563	9,324	8,598

Net (loss) income	$(4,213)	$620	$4,594	$5,028

NOTE 16—SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

        On July 8, 2005, Neff Rental LLC and its subsidiaries issued their 11 1/4% Notes, due 2012 and assumed the obligations of Neff as issuer of the 13% Notes, due 2013 (collectively, the "Securities"). Neff Finance Corp. is a co-issuer of the Securities and Neff Rental, Inc. is a guarantor of the Securities. Both Neff Finance Corp. and Neff Rental, Inc. are direct, 100% owned subsidiaries of Neff Rental LLC. The obligations of Neff Finance Corp. and Neff Rental, Inc. in respect of the Securities are full and unconditional. The obligations of Neff Finance Corp. are joint and several with Neff Rental LLC, and the obligations of Neff Rental, Inc. are joint and several with all future guarantors in respect of the Securities.

        The Company conducts substantially all of its business through, and derives all of its income from, its operating subsidiary, Neff Rental, Inc. Therefore, the Company's ability to make required principal and interest payments with respect to its indebtedness depends on the earnings of its subsidiaries and its ability to receive funds from its subsidiaries through dividend and other payments. Neff Rental, Inc. is subject to various financial and restrictive covenants under its Credit Facility that limit its ability to distribute cash to Neff Rental LLC. However, the Credit Facility expressly allows distributions of cash in connection with regularly scheduled payments of principal and interest and certain other amounts in respect of the Securities.

        Neff Finance Corp. has no assets, operations, revenues or cash flows other than those related to the issuance, administration and repayment of the Securities. Its only assets are its nominal capitalization of $1.00, and thus, the Company has not presented separate financial statements and other disclosures concerning Neff Finance Corp.

        As described in Note 1, on July 8, 2005, Neff transferred substantially all of its assets and liabilities to Neff Rental LLC. The Transfer resulted in a continuation of the existing operations with no change in book basis of the assets and liabilities. As of December 31, 2005, Neff Corp. has no assets, operations, revenues or cash flows other than activity related to its investment in its wholly-owned subsidiaries. Accordingly, the presentation of Neff Rental LLC in the accompanying condensed consolidating financial statements for the year ended December 31, 2005 includes the accounts of Neff Rental LLC and Neff Corp. commencing July 8, 2005 and the amounts of Neff Corp. prior thereto.

        In accordance with criteria established under Rule 3-10(f) of Regulation S-X under the Act, the following tables present condensed consolidating financial information of (a) Neff Corp. ("Parent"), (b) Neff Rental LLC and (c) Neff Rental, Inc. (the "Guarantor Subsidiary"), in its capacity as guarantor of the Securities:

SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET
AS OF DECEMBER 31, 2005
(in thousands)

	Guarantor Subsidiary	Neff Rental LLC	Parent	Eliminations	Consolidated
ASSETS
Cash and cash equivalents	$33	$—	$—	$—	$33
Accounts receivable, net	44,573	—	—	—	44,573
Inventories	1,901	—	—	—	1,901
Rental equipment, net	278,760	—	—	—	278,760
Property and equipment, net	17,187	—	—	—	17,187
(Due to) from affiliates	(256,511)	256,511	—	—	—
Prepaid expenses and other assets	8,260	(60,991)	(128,100)	198,762	17,931

Total assets	$94,203	$195,520	$(128,100)	$198,762	$360,385

LIABILITIES AND STOCKHOLDERS' DEFICIENCY
Liabilities
Accounts payable	$10,382	$—	$—	$—	$10,382
Accrued expenses	25,548	1,687	—	—	27,235
Credit facility	128,935	—	—	—	128,935
11 1/4% second priority senior secured notes	—	245,000	—	—	245,000
13% senior subordinated notes	—	76,933	—	—	76,933

Total liabilities	164,865	323,620	—	—	488,485

Stockholders' deficiency
Members' deficit	—	(128,100)	—	128,100	—
Class A Common Stock	—	—	125	—	125
Additional paid-in capital	37,773	—	20,133	(37,773)	20,133
Accumulated deficit	(108,435)	—	(148,358)	108,435	(148,358)

Total stockholders' deficiency	(70,662)	(128,100)	(128,100)	198,762	(128,100)

Total liabilities and stockholders' deficiency	$94,203	$195,520	$(128,100)	$198,762	$360,385

SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET
AS OF DECEMBER 31, 2004
(in thousands)

	Guarantor Subsidiary	Parent	Eliminations	Consolidated
				(As Restated, See Note 14)
ASSETS
Cash and cash equivalents	$81	$—	$—	$81
Accounts receivable, net	37,596	—	—	37,596
Inventories	1,719	—	—	1,719
Rental equipment, net	201,073	—	—	201,073
Property and equipment, net	14,823	—	—	14,823
(Due to) from affiliates	(170,671)	170,671	—	—
Prepaid expenses and other assets	5,515	(43,225)	44,212	6,502

Total assets	$90,136	$127,446	$44,212	$261,794

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
Liabilities
Accounts payable	$17,025	$—	$—	$17,025
Accrued expenses	15,821	—	—	15,821
Credit facility	101,502	—	—	101,502
10 1/4% senior subordinated notes	—	74,756	—	74,756
Term loan	—	52,384	—	52,384

Total liabilities	134,348	127,140	—	261,488

Stockholders' equity (deficiency)
Class A Common Stock	—	166	—	166
Class B Special Common Stock	—	51	—	51
Series A Convertible Preferred Stock	—	1	—	1
Additional paid-in capital	16,497	135,406	(16,497)	135,406
Accumulated deficit	(60,709)	(135,318)	60,709	(135,318)

Total stockholders' equity (deficiency)	(44,212)	306	44,212	306

Total liabilities and stockholders' equity (deficiency)	$90,136	$127,446	$44,212	$261,794

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005
(in thousands)

	Guarantor Subsidiary	Neff Rental LLC	Parent	Eliminations	Consolidated
Revenues
Rental revenues	$229,802	$—	$—	$—	$229,802
Equipment sales	36,360	—	—	—	36,360
Parts and service	13,461	—	—	—	13,461

Total revenues	279,623	—	—	—	279,623

Cost of revenues
Cost of equipment sold	26,867	—	—	—	26,867
Depreciation of rental equipment	47,962	—	—	—	47,962
Maintenance of rental equipment	70,653	—	—	—	70,653
Costs of parts and service	8,093	—	—	—	8,093

Total cost of revenues	153,575	—	—	—	153,575

Gross profit	126,048	—	—	—	126,048

Other operating activities
Selling, general and administrative expenses	67,871	—	—	—	67,871
Other depreciation and amortization	5,456	—	—	—	5,456
Recapitalization expenses	21,276	—	—	—	21,276

Total other operating expenses	94,603	—	—	—	94,603

Income from operations	31,445	—	—	—	31,445

Other expenses
Interest expense	9,414	23,549	—	—	32,963
Amortization of debt issue costs	1,273	5,419	—	—	6,692
Loss on debt extinguishment	842	3,988	—	—	4,830

Total other expenses	11,529	32,956	—	—	44,485

Net income (loss)	$19,916	$(32,956)	$—	$—	$(13,040)

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

	Guarantor Subsidiary	Parent	Eliminations	Consolidated
Revenues
Rental revenues	$192,880	$—	$—	$192,880
Equipment sales	42,750	—	—	42,750
Parts and service	12,058	—	—	12,058

Total revenues	247,688	—	—	247,688

Cost of revenues
Cost of equipment sold	35,890	—	—	35,890
Depreciation of rental equipment	41,739	—	—	41,739
Maintenance of rental equipment	74,266	—	—	74,266
Costs of parts and service	7,236	—	—	7,236

Total cost of revenues	159,131	—	—	159,131

Gross profit	88,557	—	—	88,557

Other operating expenses
Selling, general and administrative expenses.	58,403	—	—	58,403
Other depreciation and amortization	5,936	—	—	5,936

Total other operating expenses	64,339	—	—	64,339

Income from operations	24,218	—	—	24,218

Other (income)expenses
Interest expense	5,296	12,017	—	17,313
Adjustment to gain on sale of business	—	(1,074)	—	(1,074)
Amortization of debt issue costs	1,695	255	—	1,950

Total other expenses	6,991	11,198	—	18,189

Net income (loss)	$17,227	$(11,198)	$—	$6,029

NEFF CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATING FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
(in thousands)

	Guarantor Subsidiary	Parent	Eliminations	Consolidated
				(As Restated, See Note 14)
Revenues
Rental revenues	$172,745	$—	$—	$172,745
Equipment sales	23,375	—	—	23,375
Parts and service	11,228	—	—	11,228

Total revenues	207,348	—	—	207,348

Cost of revenues
Cost of equipment sold	19,908	—	—	19,908
Depreciation of rental equipment	41,651	—	—	41,651
Maintenance of rental equipment	68,904	—	—	68,904
Costs of parts and service	6,664	—	—	6,664

Total cost of revenues	137,127	—	—	137,127

Gross profit	70,221	—	—	70,221

Other operating expenses
Selling, general and administrative expenses.	55,456	—	—	55,456
Other depreciation and amortization	6,222	—	—	6,222

Total other operating expenses	61,678	—	—	61,678

Income from operations	8,543	—	—	8,543

Other (income) expenses
Interest expense	6,660	13,844	—	20,504
Amortization of debt issue costs	805	1,854	—	2,659
Gain on debt extinguishment	—	(35,026)	—	(35,026)

Total other (income) expenses	7,465	(19,328)	—	(11,863)

Net income	$1,078	$19,328	$—	$20,406

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005
(in thousands)

	Guarantor Subsidiary	Neff Rental LLC	Parent	Eliminations	Consolidated
Cash Flows from Operating Activities
Net income (loss)	$19,916	$(32,956)	$—	$—	$(13,040)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	53,418	—	—	—	53,418
Amortization of debt issue costs	1,273	5,419	—	—	6,692
Gain on sale of equipment	(9,493)	—	—	—	(9,493)
Loss on debt extinguishment	842	3,988	—	—	4,830
Provision for bad debt	2,484	—	—	—	2,484
Stock compensation expense related to redemption of stock options	17,951	—	—	—	17,951
Provision for hurricane losses	750	—	—	—	750
Changes in operating assets and liabilities:
Accounts receivable	(9,461)	—	—	—	(9,461)
Inventories and other assets	(12,825)	10,141	—	—	(2,684)
Accounts payable and accrued expenses	2,972	1,687	—	—	4,659

Net cash provided by (used in) operating activities	67,827	(11,721)	—	—	56,106

Cash Flows from Investing Activities
Purchases of rental equipment	(152,305)	—	—	—	(152,305)
Proceeds from sale of equipment	36,360	—	—	—	36,360
Purchases of property and equipment	(7,819)	—	—	—	(7,819)

Net cash used in investing activities.	(123,764)	—	—	—	(123,764)

Cash Flows from Financing Activities
Repayments under previously outstanding credit facility	(101,502)	—	—	—	(101,502)
Borrowings under credit facility	128,935	—	—	—	128,935
Repayment of term loan	—	(52,384)	—	—	(52,384)
Borrowings under bridge loan	—	245,000	—	—	245,000
Repayment of bridge loan	(245,000)	—	—	—	(245,000)
Issuance of 11 1/4% second priority senior secured notes	245,000	—	—	—	245,000
Issuance of 13% senior subordinated notes.	—	76,818	—	—	76,818
Redemption of 10 1/4% senior subordinated notes	—	(76,113)	—	—	(76,113)
Redemption of common and preferred stock	—	(203,362)	—	—	(203,362)
Redemption of stock options	—	(21,746)	—	—	(21,746)
Issuance of new Class A common stock	—	97,250	—	—	97,250
Debt issue costs	(9,686)	(10,141)	—	—	(19,827)
Costs in connection with Recapitalization	—	(5,459)	—	—	(5,459)
Due to (from) affiliates	38,142	(38,142)	—	—	—

Net cash provided by financing activities	55,889	11,721	—	—	67,610

Net decrease in cash and cash equivalents	(48)	—	—	—	(48)
Cash and cash equivalents, beginning of year	81	—	—	—	81

Cash and cash equivalents, end of year.	$33	$—	$—	$—	$33

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004
(in thousands)

	Guarantor Subsidiary	Parent	Eliminations	Consolidated
Cash Flows from Operating Activities
Net income (loss)	$17,227	$(11,198)	$—	$6,029
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	47,675	—	—	47,675
Amortization of debt issue costs	1,695	255	—	1,950
Gain on sale of equipment	(6,860)	—	—	(6,860)
Adjustment to gain on sale of business	—	(1,074)	—	(1,074)
Provision for bad debt	1,766	—	—	1,766
Paid-in-kind interest on term loan	—	1,952	—	1,952
Changes in operating assets and liabilities:
Accounts receivable	(4,476)	—	—	(4,476)
Inventories and other assets	801	—	—	801
Accounts payable and accrued expenses	12,104	—	—	12,104

Net cash provided by (used in) operating activities	69,932	(10,065)	—	59,867

Cash Flows from Investing Activities
Purchases of rental equipment	(92,331)	—	—	(92,331)
Proceeds from sale of equipment	42,750	—	—	42,750
Purchases of property and equipment	(5,694)	—	—	(5,694)

Net cash used in investing activities	(55,275)	—	—	(55,275)

Cash Flows from Financing Activities
Repayments under credit facility	(3,699)	—	—	(3,699)
Issuance of Series A convertible preferred stock	—	10	—	10
Debt issue costs	(922)	—	—	(922)
Due to (from) affiliates	(10,055)	10,055	—	—

Net cash (used in) provided by financing activities.	(14,676)	10,065	—	(4,611)

Net decrease in cash and cash equivalents	(19)	—	—	(19)
Cash and cash equivalents, beginning of year	100	—	—	100

Cash and cash equivalents, end of year	$81	$—	$—	$81

SUPPLEMENTAL CONDENSED CONSOIDATING STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003
(in thousands)

	Guarantor Subsidiary	Parent	Eliminations	Consolidated
Cash Flows from Operating Activities
Net income	$1,078	$19,328	$—	$20,406
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	47,873	—	—	47,873
Amortization of debt issue costs	805	1,854	—	2,659
Gain on sale of equipment	(3,467)	—	—	(3,467)
Gain on debt extinguishment	—	(35,026)	—	(35,026)
Provision for bad debt	1,655	—	—	1,655
Paid-in-kind interest on term loan	—	2,717	—	2,717
Stock granted to an officer	—	45	—	45
Changes in operating assets and liabilities:
Accounts receivable	(6,561)	—	—	(6,561)
Inventories and other assets	2,183	—	—	2,183
Accounts payable and accrued expenses	(6,747)	—	—	(6,747)

Net cash provided by (used in) operating activities	36,819	(11,082)	—	25,737

Cash Flows from Investing Activities
Purchases of rental equipment	(26,826)	—	—	(26,826)
Proceeds from sale of equipment	23,375	—	—	23,375
Purchases of property and equipment	(4,066)	—	—	(4,066)

Net cash used in investing activities	(7,517)	—	—	(7,517)

Cash Flows from Financing Activities
Repayments under credit facility	(21,359)	—	—	(21,359)
Borrowings under term loan	—	47,715	—	47,715
Redemption of 10 1/4% senior subordinated notes	—	(44,055)	—	(44,055)
Debt issue costs	(453)	—	—	(453)
Due to (from) affiliates	(7,422)	7,422	—	—

Net cash (used in) provided by financing activities	(29,234)	11,082		(18,152)

Net increase in cash and cash equivalents	68	—	—	68
Cash and cash equivalents, beginning of year	32	—	—	32

Cash and cash equivalents, end of year	$100	$—	$—	$100

Part II

Information not required in prospectus

Item 13. Other expenses of issuance and distribution.

        The actual and estimated expenses in connection with this offering, all of which will be borne by us, are as follows:

SEC Registration Fee		$36,915
Printing and Engraving Expense
Legal Fees
Accounting Fees
Nasdaq Listing Fees
NASD Filing Fee
Miscellaneous

Total	$

Item 14. Indemnification of directors and officers.

        Neff Corp. is incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law, or the DGCL, provides that a Delaware corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement in connection with specified actions, suits and proceedings, whether civil, criminal, administrative or investigative (other than action by or in the right of the corporation—a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement, or otherwise.

        The DGCL further authorizes a Delaware corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

        Our certificate of incorporation and bylaws provide for the indemnification of its directors and officers to the fullest extent permitted under Delaware law.

        We have purchased insurance on behalf of our respective directors and officers against certain liabilities that may be asserted against, or incurred by, such persons in their capacities as our directors or officers, or that may arise out of their status as our directors or officers, including liabilities under the federal and state securities laws.

Item 15. Recent sales of unregistered securities.

        The following is a list of securities sold or issued by us within the last three years:

        (i)    During 2003, Neff Corp. issued to certain of its employees, members of management and directors options exercisable for 2,455,000 shares of its common stock at a weighted average price of $0.09 per share. All of these options were canceled pursuant to the Recapitalization other than certain rolled-over options.

        (ii)   On June 3, 2005, Neff Corp. issued to certain of its employees, members of management and directors options exercisable for 1,432,166 shares of its common stock at a weighted average price of $8.21 per share.

        (iii)  On June 3, 2005, Neff Corp. issued (i) 8,522,036 shares of its common stock to Iron Merger Partnership for an aggregate purchase price of approximately $70.0 million, (ii) 2,313,124 shares of its common stock to New York Life Capital Partners II, L.P. for an aggregate purchase price of approximately $19.0 million, (iii) 639,153 shares of its common stock to Juan Carlos Mas Holdings I, L.P. for an aggregate purchase price of approximately $5.3 million, (iv) 406,948 shares of its common stock to TCW/Crescent Mezzanine Partners III, L.P. for an aggregate purchase price of approximately $3.3 million, (v) 259,445 shares of its common stock to DLJ Investment Partners II, L.P. for an aggregate purchase price of approximately $2.1 million, (vi) 115,295 shares of its common stock to DLJ Investment Partners L.P. for an aggregate purchase price of approximately $0.9 million, (vii) 81,798 shares of its common stock to DLJIP II Holdings, L.P. for an aggregate purchase price of approximately $0.7 million, (viii) 63,399 shares of its common stock to TCW/Crescent Mezzanine Trust III for an aggregate purchase price of approximately $0.5 million, (ix) 41,649 shares of its common stock to New York Life Investment Management Mezzanine Partners, LP for an aggregate purchase price of approximately $0.3 million, (x) 19,223 shares of its common stock to NYLIM Mezzanine Partners Parallel Fund, LP for an aggregate purchase price of approximately $0.2 million and (xi) 16,627 shares of its common stock to TCW/Crescent Mezzanine Partners III Netherlands, L.P. for an aggregate purchase price of approximately $0.1 million. The shares were issued in reliance on Section 4(2) of the Securities Act as the sale of the securities did not involve a public offering. Appropriate legends were affixed to the share certificate issued in such transaction.

        (iv)  On June 3, 2005, Neff Corp. completed an offering of $80.0 million aggregate principal amount of its 13.0% senior subordinated notes due 2013 which resulted in net proceeds of $80.0 million to us. The purchasers of the notes were DLJ Investment Partners II, L.P., DLJ Investment Partners L.P., DLJIP II Holdings, L.P., TCW/Crescent Mezzanine Partners III, L.P., TCW/Crescent Mezzanine Trust III, TCW/Crescent Mezzanine Partners III Netherlands, L.P., KKR Financial Corp., New York Life Investment Management Mezzanine Partners, LP and NYLIM Mezzanine Partners Parallel Fund, LP. The senior subordinated notes were sold to the purchasers pursuant to Section 4(2) of the Securities Act. On July 8, 2005, the senior subordinated notes were amended and restated in their entirety and Neff Rental LLC and Neff Finance Corp. became the issuers of the senior subordinated notes and Neff Corp. was released from all its obligations under the senior subordinated notes.

        (v)   On July 8, 2005, Neff Rental LLC and Neff Finance Corp. completed an offering of $245.0 million aggregate principal amount of their 11 1/4% second priority senior secured notes due 2012, which resulted in net proceeds of $245.0 million to us. The initial purchaser of the notes was Credit Suisse Securities USA (LLC). The second priority senior secured notes were sold only to qualified institutional buyers under Rule 144A and to persons outside the United States under Regulation S.

Item 16. Exhibits and financial data schedules.

(A)
Exhibits

Exhibit No.		Description of Exhibit
2.1	*	Recapitalization Agreement, dated April 6, 2005, between Iron Merger Sub, Inc. and Neff Corp.
3.1	+	Second Amended and Restated Certificate of Incorporation of Neff Corp.
3.2	+	Second Amended and Restated By-Laws of Neff Corp.
3.3	*	Certificate of Merger of Iron Merger Sub, Inc. and Neff Corp., dated June 3, 2005.
4.1	*
11 1/4% Second Priority Senior Secured Note Indenture, dated July 8, 2005, between Neff Rental LLC and Neff Finance Corp., as issuers, Neff Rental, Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee.
4.2	*	Form of 11 1/4% Senior Priority Senior Secured Note.
4.3	*
Amended and Restated 13% Senior Subordinated Note Indenture, dated July 8, 2005, between Neff Rental LLC and Neff Finance Corp., as issuers, Neff Rental, Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee.
4.4	*	Form of 13% Senior Subordinated Note (included as Exhibit A to Exhibit 4.3).
4.5	*
11 1/4% Senior Priority Senior Secured Note Registration Rights Agreement, dated July 8, 2005, between Neff Rental LLC and Neff Finance Corp., as issuers, Neff Rental, Inc., as guarantor, and Credit Suisse First Boston LLC, as initial purchaser.
4.6	*
13% Senior Subordinated Note Registration Rights Agreement, dated June 3, 2005, between Neff Corp., as issuer, Neff Rental, Inc., as guarantor, and DLJ Investment Partners, L.P., DLJ Investment Partners II, L.P., DLJIP II Holdings, L.P., TCW/Crescent Mezzanine Partners III, L.P., TCW/Crescent Mezzanine Trust III, TCW/Crescent Mezzanine Partners III Netherlands, L.P., KKR Financial Corp., New York Life Investment Management Mezzanine Partners, LP and NYLIM Mezzanine Partners Parallel Fund, LP, as purchasers.
4.7	*
Amendment/Assignment Agreement (regarding change of issuer for 13% senior subordinated notes), dated July 8, 2005, between Neff Corp., as parent, Neff Rental LLC and Neff Finance Corp., as issuers, Neff Rental, Inc., as guarantor, and DLJ Investment Partners, L.P., DLJ Investment Partners II, L.P., DLJIP II Holdings, L.P., TCW/Crescent Mezzanine Partners III, L.P., TCW/Crescent Mezzanine Trust III, TCW/Crescent Mezzanine Partners III Netherlands, L.P., KKR Financial Corp., New York Life Investment Management Mezzanine Partners, LP and NYLIM Mezzanine Partners Parallel Fund, LP, as purchasers.
4.8	**	Security Agreement, dated July 8, 2005 among Neff Rental, LLC, Neff Finance Corp., Neff Rental, Inc. and Wells Fargo Bank, National Association.
4.9	**	Pledge Agreement, dated July 8, 2005 among Neff Rental, LLC, Neff Finance Corp., Neff Rental, Inc. and Wells Fargo Bank, National Association.
4.10	**
Stockholders Agreement, dated June 3, 2005 among Neff Corp., Iron Merger Partnership, DLJ Investment Partners, L.P., DLJ Investment Partners II, L.P., DLJIP II Holdings, L.P., TCW/Crescent Mezzanine Partners III, L.P., TCW/Crescent Mezzanine Trust III, TCW/Crescent Mezzanine Partners III Netherlands, L.P., KKR Financial Corp., New York Life Investment Management Mezzanine Partners, LP and NYLIM Mezzanine Partners Parallel Fund, LP.
5.1	+	Opinion of Latham & Watkins LLP, special counsel to Neff Corp.

10.1	*
Amended and Restated Credit Agreement, dated as of July 8, 2005 among Neff Rental, Inc., as borrower, Neff Rental LLC and Neff Finance Corp., as guarantors, General Electric Capital Corporation, as agent and a lender, the other lenders party thereto, Bank Of America, as syndication agent and L/C Issuer and GECC Capital Markets Group, Inc., as lead arranger.
10.2	*	Amended and Restated Guaranty, dated as of July 8, 2005 among Neff Rental, Inc., Neff Rental LLC, Neff Finance Corp. and General Electric Capital Corporation.
10.3	*
Intercreditor Agreement, dated July 8, 2005 among Neff Rental, Inc., Neff Rental LLC, Neff Finance Corp., the othere grantors party thereto, General Electric Capital Corporation, as credit agreement agent and priority lien collateral agent and Wells Fargo Bank, National Association, as trustee and parity junior lien collateral agent.
10.4	*	Security Agreement, dated July 8, 2005 among Neff Rental, Inc., Neff Rental LLC, Neff Finance Corp. and General Electric Capital Corporation.
10.5	*	Pledge Agreement, dated July 8, 2005 among Neff Rental, Inc., Neff Rental LLC, Neff Finance Corp. and General Electric Capital Corporation.
10.6	*	First Amendment to Employment Agreement, dated July 8, 2005 between Neff Corp., Neff Rental LLC, Neff Finance Corp. and Juan Carlos Mas.
10.7	*	Second Amendment to Employment Agreement, dated July 8, 2005 between Neff Corp., Neff Rental LLC, Neff Finance Corp. and Mark Irion.
10.8	*	Management Services Agreement, dated June 3, 2005 between Neff Corp., Neff Rental, Inc. and Odyssey Investment Partners, LLC.
10.9	*	Management Rights Agreement, dated June 3, 2005 between Neff Corp. and Odyssey Investment Partners, LLC.
10.10	*	Management Rights Agreement, dated June 3, 2005 between Neff Corp. and NYLIM Mezzanine Partners Parallel Fund, LP, and amendment thereto, dated July 8, 2005.
10.11	*	Management Rights Agreement, dated June 3, 2005 between Neff Corp. and New York Life Investment Management Mezzanine Partners, L.P., and amendment thereto, dated July 8, 2005.
10.12	*	Management Rights Agreement, dated June 3, 2005 between Neff Corp. and New York Life Capital Partners II, L.P., and amendment thereto, dated July 8, 2005.
10.13	*	Management Rights Agreement, dated June 3, 2005 between Neff Corp. and DLJ Investment Partners II, L.P., and amendment thereto, dated July 8, 2005.
10.14	*	Management Rights Agreement, dated June 3, 2005 between Neff Corp. and TCW/Crescent Mezzanine Partners III, L.P., and amendment thereto, dated July 8, 2005.
10.15	**	2005 Stock Option Plan of Neff Corp.
10.16	+	2006 Incentive Award Plan of Neff Corp.
12.1	*	Statement of Computation of Ratio of Earnings to Fixed Charges.
12.2	*	Subsidiaries of the Registrants.
16.1	**	Letter of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.
16.2	**	Letter of Kaufman, Rossin & Co., Independent Registered Public Accounting Firm.

23.1	+	Consent of Latham & Watkins LLP, special counsel to Neff Rental LLC and Neff Finance Corp. (included in Exhibit 5.1).
23.2	**	Consent of Kaufman Rossin & Co., Independent Registered Public Accounting Firm.
23.3	**	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.

*
Previously filed as an exhibit to the Registration Statement on Form S-4 (File No. 333-130841) of Neff Rental LLC, Neff Finance Corp. and Neff Rental, Inc. filed with the Commission on January 3, 2006.

**
Filed herewith.

+
To be filed supplementally.

(B)
Financial Statement Schedules

Financial statements are omitted because the information called for is not required or is shown either in the Registrant's consolidated financial statements or the notes thereto.

Item 17. Undertakings

        The undersigned registrant hereby undertakes:

(1)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Signatures

        Pursuant to the requirements of the Securities Act of 1933, Neff Corp. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida, on May 26, 2006.

NEFF CORP.
By:	/s/ MARK IRION Mark Irion Chief Financial Officer, Vice President, Secretary and Treasurer

        The undersigned directors and officers of Neff Corp. hereby constitute and appoint Mark Irion and Douglas Hitchner and each of them with full power to act without the other and with full power of substitution and resubstitution, our true and lawful attorneys-in-fact with full power to execute in our name and behalf in the capacities indicated below this Registration Statement on Form S-1 and any and all amendments thereto, including post-effective amendments to this Registration Statement and to sign any and all additional registration statements relating to the same offering of securities as this Registration Statement that are filed pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission and hereby ratify and confirm that all such attorneys-in-fact, or any of them, or their substitutes shall lawfully do or cause to be done by virtue thereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and as of the dates indicated.

Signature	Title	Date

/s/ JUAN CARLOS MAS Juan Carlos Mas	Chief Executive Officer and Director (principal executive officer)	May 26, 2006
/s/ MARK IRION Mark Irion	Chief Financial Officer, Vice President, Secretary andTreasurer (principal financial and accounting officer)	May 26, 2006
/s/ MUZZAFAR MIRZA Muzzafar Mirza	Director	May 26, 2006
/s/ WILLIAM HOPKINS William Hopkins	Director	May 26, 2006
/s/ DOUGLAS HITCHNER Douglas Hitchner	Director	May 26, 2006
/s/ JAMES A. FLICK, JR. James A. Flick, Jr.	Director	May 26, 2006

EXHIBIT INDEX

Exhibit No.		Description of Exhibit
2.1	*	Recapitalization Agreement, dated April 6, 2005, between Iron Merger Sub, Inc. and Neff Corp.
3.1	+	Second Amended and Restated Certificate of Incorporation of Neff Corp.
3.2	+	Second Amended and Restated By-Laws of Neff Corp.
3.3	*	Certificate of Merger of Iron Merger Sub, Inc. and Neff Corp., dated June 3, 2005.
4.1	*	11 1/4% Second Priority Senior Secured Note Indenture, dated July 8, 2005, between Neff Rental LLC and Neff Finance Corp., as issuers, Neff Rental, Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee.
4.2	*	Form of 11 1/4% Senior Priority Senior Secured Note.
4.3	*	Amended and Restated 13% Senior Subordinated Note Indenture, dated July 8, 2005, between Neff Rental LLC and Neff Finance Corp., as issuers, Neff Rental, Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee.
4.4	*	Form of 13% Senior Subordinated Note (included as Exhibit A to Exhibit 4.3).
4.5	*	11 1/4% Senior Priority Senior Secured Note Registration Rights Agreement, dated July 8, 2005, between Neff Rental LLC and Neff Finance Corp., as issuers, Neff Rental, Inc., as guarantor, and Credit Suisse First Boston LLC, as initial purchaser.
4.6	*	13% Senior Subordinated Note Registration Rights Agreement, dated June 3, 2005, between Neff Corp., as issuer, Neff Rental, Inc., as guarantor, and DLJ Investment Partners, L.P., DLJ Investment Partners II, L.P., DLJIP II Holdings, L.P., TCW/Crescent Mezzanine Partners III, L.P., TCW/Crescent Mezzanine Trust III, TCW/Crescent Mezzanine Partners III Netherlands, L.P., KKR Financial Corp., New York Life Investment Management Mezzanine Partners, LP and NYLIM Mezzanine Partners Parallel Fund, LP, as purchasers.
4.7	*	Amendment/Assignment Agreement (regarding change of issuer for 13% senior subordinated notes), dated July 8, 2005, between Neff Corp., as parent, Neff Rental LLC and Neff Finance Corp., as issuers, Neff Rental, Inc., as guarantor, and DLJ Investment Partners, L.P., DLJ Investment Partners II, L.P., DLJIP II Holdings, L.P., TCW/Crescent Mezzanine Partners III, L.P., TCW/Crescent Mezzanine Trust III, TCW/Crescent Mezzanine Partners III Netherlands, L.P., KKR Financial Corp., New York Life Investment Management Mezzanine Partners, LP and NYLIM Mezzanine Partners Parallel Fund, LP, as purchasers.
4.8	**	Security Agreement, dated July 8, 2005 among Neff Rental, LLC, Neff Finance Corp., Neff Rental, Inc. and Wells Fargo Bank, National Association.
4.9	**	Pledge Agreement, dated July 8, 2005 among Neff Rental, LLC, Neff Finance Corp., Neff Rental, Inc. and Wells Fargo Bank, National Association.
4.10	**	Stockholders Agreement, dated June 3, 2005 among Neff Corp., Iron Merger Partnership, DLJ Investment Partners, L.P., DLJ Investment Partners II, L.P., DLJIP II Holdings, L.P., TCW/Crescent Mezzanine Partners III, L.P., TCW/Crescent Mezzanine Trust III, TCW/Crescent Mezzanine Partners III Netherlands, L.P., KKR Financial Corp., New York Life Investment Management Mezzanine Partners, LP and NYLIM Mezzanine Partners Parallel Fund, LP.
5.1	+	Opinion of Latham & Watkins LLP, special counsel to Neff Corp.
10.1	*	Amended and Restated Credit Agreement, dated as of July 8, 2005 among Neff Rental, Inc., as borrower, Neff Rental LLC and Neff Finance Corp., as guarantors, General Electric Capital Corporation, as agent and a lender, the other lenders party thereto, Bank Of America, as syndication agent and L/C Issuer and GECC Capital Markets Group, Inc., as lead arranger.

10.2	*	Amended and Restated Guaranty, dated as of July 8, 2005 among Neff Rental, Inc., Neff Rental LLC, Neff Finance Corp. and General Electric Capital Corporation.
10.3	*	Intercreditor Agreement, dated July 8, 2005 among Neff Rental, Inc., Neff Rental LLC, Neff Finance Corp., the othere grantors party thereto, General Electric Capital Corporation, as credit agreement agent and priority lien collateral agent and Wells Fargo Bank, National Association, as trustee and parity junior lien collateral agent.
10.4	*	Security Agreement, dated July 8, 2005 among Neff Rental, Inc., Neff Rental LLC, Neff Finance Corp. and General Electric Capital Corporation.
10.5	*	Pledge Agreement, dated July 8, 2005 among Neff Rental, Inc., Neff Rental LLC, Neff Finance Corp. and General Electric Capital Corporation.
10.6	*	First Amendment to Employment Agreement, dated July 8, 2005 between Neff Corp., Neff Rental LLC, Neff Finance Corp. and Juan Carlos Mas.
10.7	*	Second Amendment to Employment Agreement, dated July 8, 2005 between Neff Corp., Neff Rental LLC, Neff Finance Corp. and Mark Irion.
10.8	*	Management Services Agreement, dated June 3, 2005 between Neff Corp., Neff Rental, Inc. and Odyssey Investment Partners, LLC.
10.9	*	Management Rights Agreement, dated June 3, 2005 between Neff Corp. and Odyssey Investment Partners, LLC.
10.10	*	Management Rights Agreement, dated June 3, 2005 between Neff Corp. and NYLIM Mezzanine Partners Parallel Fund, LP, and amendment thereto, dated July 8, 2005.
10.11	*	Management Rights Agreement, dated June 3, 2005 between Neff Corp. and New York Life Investment Management Mezzanine Partners, L.P., and amendment thereto, dated July 8, 2005.
10.12	*	Management Rights Agreement, dated June 3, 2005 between Neff Corp. and New York Life Capital Partners II, L.P., and amendment thereto, dated July 8, 2005.
10.13	*	Management Rights Agreement, dated June 3, 2005 between Neff Corp. and DLJ Investment Partners II, L.P., and amendment thereto, dated July 8, 2005.
10.14	*	Management Rights Agreement, dated June 3, 2005 between Neff Corp. and TCW/Crescent Mezzanine Partners III, L.P., and amendment thereto, dated July 8, 2005.
10.15	**	2005 Stock Option Plan of Neff Corp.
12.1	*	Statement of Computation of Ratio of Earnings to Fixed Charges.
12.2	*	Subsidiaries of the Registrants.
16.1	**	Letter of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.
16.2	**	Letter of Kaufman, Rossin & Co., Independent Registered Public Accounting Firm.
23.1	+	Consent of Latham & Watkins LLP, special counsel to Neff Rental LLC and Neff Finance Corp. (included in Exhibit 5.1).
23.2	**	Consent of Kaufman Rossin & Co., Independent Registered Public Accounting Firm.
23.3	**	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.

*
Previously filed as an exhibit to the Registration Statement on Form S-4 (File No. 333-130841) of Neff Rental LLC, Neff Finance Corp. and Neff Rental, Inc. filed with the Commission on January 3, 2006.

**
Filed herewith.

+
To be filed supplementally.

QuickLinks

TABLE OF CONTENTS
Dealer Prospectus Delivery Obligation
PROSPECTUS SUMMARY
Our Sponsor
The Offering
Summary Historical and Pro Forma Consolidated Financial Data
RISK FACTORS
FORWARD-LOOKING STATEMENTS
DIVIDEND POLICY
USE OF PROCEEDS
CAPITALIZATION
DILUTION
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
Neff Corp. and Subsidiaries Unaudited Pro Forma Consolidated Balance Sheet as of March 31, 2006
Neff Corp. and Subsidiaries Unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 2005
Neff Corp. and Subsidiaries Unaudited Pro Forma Consolidated Statement of Operations for the three months ended March 31, 2006
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
Option Grants in 2005
Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End/Option Values
PRINCIPAL AND SELLING STOCKHOLDERS
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
THE RECAPITALIZATION AND CORPORATE REORGANIZATION
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
DESCRIPTION OF INDEBTEDNESS
MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
NOTICE TO INVESTORS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
Index to Financial Statements
NEFF CORP. AND SUBSIDIARIES CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands, except per share data)
NEFF CORP. AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except per share data)
NEFF CORP. AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)
NEFF CORP. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET AS OF MARCH 31, 2006 (in thousands)
SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET AS OF DECEMBER 31, 2005 (in thousands)
SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2006 (in thousands)
SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2005 (in thousands)
SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASHFLOWS FOR THE THREE MONTHS ENDED MARCH 31, 2006 (in thousands)
SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASHFLOWS FOR THE THREE MONTHS ENDED MARCH 31, 2005 (in thousands)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
NEFF CORP. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except per share data)
NEFF CORP. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY) FOR THE YEARS ENDED DECEMBER 31, 2005, 2004, AND 2003 (in thousands)
NEFF CORP. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)
NEFF CORP. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2005, 2004 and 2003
SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET AS OF DECEMBER 31, 2005 (in thousands)
SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET AS OF DECEMBER 31, 2004 (in thousands)
SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2005 (in thousands)
SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2004
NEFF CORP. AND SUBSIDIARIES NOTES TO CONSOLIDATING FINANCIAL STATEMENTS (Continued) YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2003 (in thousands)
SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2005 (in thousands)
SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2004 (in thousands)
SUPPLEMENTAL CONDENSED CONSOIDATING STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2003 (in thousands)
Part II Information not required in prospectus
Signatures
EXHIBIT INDEX